8/10

06015986

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gold Peak Industries (Holdings)

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
AUG 16 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 03604 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 8/14/06



GOLD PEAK

Gold Peak Industries (Holdings) Limited

金山工業(集團)有限公司

Annual Report 2005–2006 二零零五至二零零六年年報

CONTENTS 目錄

FINANCIAL CALENDAR
財務日誌

18.11.2005	Announcement of Interim Results	中期業績公佈
14.6.2006	Announcement of Final Results	全年業績公佈
8-13.9.2006	Book Closure	截止過戶日期
13.9.2006	Annual General Meeting	股東週年大會
	Payment of Dividends	股息派發日期
23.12.2005	• Interim Dividend	• 中期股息
29.9.2006	• Proposed Final Dividend	• 建議末期股息

商界展關懷 caringcompany
Awarded by The Hong Kong Council of Social Service 香港社會服務聯會頒發

For the cover of this year's annual report we chose "Zen Painting", a work by the renowned master of ink painting Lu Shoukun in 1969. The painting expresses the concept of Zen in abstract form.

Lu was a leading figure of the New Ink Painting Movement in the 1960-70s. His commitment to the pursuit of continuous breakthroughs in art echoes the spirit Gold Peak brings to its operations and business development, which over the past few years has resulted in the development of innovative products and the expansion of our business network.

本年度年報封面選用了傑出水墨畫大師呂壽琨先生於一九六九年創作的「禪畫」，這幀畫以抽象手法表現禪的意象。

呂壽琨先生在上世紀六、七十年代領導新水墨運動，其對藝術堅持不斷追求創新，正與金山工業集團在企業經營和發展的進取精神不謀而合，從金山工業近年積極創新研發產品和拓展業務網絡，可見一斑。



Zen Painting (dated 1969)
Lu Shoukun

禪畫（1969年作）
呂壽琨

GROUP PROFILE

Gold Peak Group is an Asian multinational group which owns high-quality industrial investments via GP Industries Limited, its major industrial investment vehicle. Its Technology and Strategic Division is engaged in the development of new product technologies and strategic investments. In the industrial sector, the Group has built renowned brand names for its major product categories, such as GP Batteries, KEF loudspeakers and Lighthouse LED superscreens.

金山工業集團為一家亞洲跨國集團，透過其主要投資工具—GP工業有限公司擁有多個優質工業投資項目，集團旗下之科技及策略部則從事發展新產品科技及策略性投資。在工業範疇方面，集團之主要產品類別，如「GP超霸」電池、「KEF」揚聲器及「LIGHTHOUSE」LED大型屏幕，已成為業內之著名品牌。


Sweden 瑞典
Poland 波蘭
Denmark 丹麥
UK 英國
Netherlands 荷蘭
France 法國
Belgium 比利時
Germany 德國
Italy 意大利
South Korea 南韓
Japan 日本
China 中國
Hong Kong 香港
Taiwan 台灣
Philippines 菲律賓
Thailand 泰國
Malaysia 馬來西亞
Singapore 新加坡
□ Manufacturing & Distribution 產製及經銷
○ Marketing & Distribution 銷售辦事處

The parent company, **Gold Peak Industries (Holdings) Limited**, was established in 1964 and has been listed on the Stock Exchange of Hong Kong since 1984. Currently, Gold Peak holds an 87.0%* interest in GP Industries while GP Industries holds a 67.9%* interest in CIH Limited ("CIHL") and a 49.0%* interest in GP Batteries International Limited. GP Industries, CIHL and GP Batteries are publicly listed in Singapore.

Including all divisions, the Group's turnover for 2005/2006 amounted to HK$7.3 billion and its total assets exceeded HK$8.8 billion. Including the major operations of its various divisions, the Group currently employs over 18,000 people worldwide.

* As at June 14, 2006

集團母公司金山工業(集團)有限公司於一九六四年成立，並自一九八四年在香港上市。金山工業現時擁有GP工業87.0%*股權，GP工業則擁有CIH Limited（「CIHL」）之67.9%*股權及金山電池國際有限公司之49.0%*股權。GP工業、CIHL及金山電池均在新加坡上市。

連同其主要業務部門，集團於二零零五／二零零六年之營業額達七十三億港元，總資產逾八十八億港元，於世界各地共聘用員工超過一萬八千人。

*於二零零六年六月十四日


Canada 加拿大
USA 美國

The Group's international manufacturing and distribution network
集團之生產及分銷網絡遍佈全球

GP Batteries

GP Lighting

KEF

CELESTION

LIGHTHOUSE

CORPORATE INFORMATION

Board of Directors

Executive
Victor LO Chung Wing, Chairman & Chief Executive
Andrew NG Sung On, Vice Chairman
Kevin LO Chung Ping
Paul LO Chung Wai
LEUNG Pak Chuen
Richard KU Yuk Hing
Andrew CHUANG Siu Leung
CHAU Kwok Wai

Non-executive
Raymond WONG Wai Kan
(re-designated from executive director to non-executive director on May 1, 2006)
Vincent CHEUNG Ting Kau
LUI Ming Wah*
Frank CHAN Chi Chung*
CHAN Kei Biu*
(appointed on July 14, 2005)

* Independent Non-executive Director

Audit Committee
LUI Ming Wah, Chairman
Vincent CHEUNG Ting Kau
Frank CHAN Chi Chung
CHAN Kei Biu

Remuneration Committee
Frank CHAN Chi Chung, Chairman
LUI Ming Wah
CHAN Kei Biu
Victor LO Chung Wing
CHAU Kwok Wai

Principal Bankers
The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited
Oversea-Chinese Banking Corporation Limited
BNP Paribas
DBS Bank Limited
China Construction Bank Corporation

Auditors
Deloitte Touche Tohmatsu

Secretary and Registered Office
WONG Man Kit
Gold Peak Building, 8th Floor, 30 Kwai Wing Road
Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133
Fax: (852) 2489 1879
E-mail: gp@goldpeak.com
Website: www.goldpeak.com

Share Registrars and Transfer Office
Abacus Share Registrars Limited
26th Floor Tesbury Centre
28 Queen's Road East, Hong Kong

ADR Depositary
The Bank of New York
101 Barclay Street, 22nd Floor, New York, NY 10286, USA

Stock Codes

Hong Kong Stock Exchange	40
ADR	GPINY US
Bloomberg	40 HK
Reuters	0040 HK

董事局

執行董事
羅仲榮，主席兼總裁
吳崇安，副主席
羅仲炳
羅仲煒
梁伯全
顧玉興
莊紹樑
周國偉

非執行董事
王維勤
（於2006年5月1日由執行董事調任為非執行董事）
張定球
呂明華*
陳志聰*
陳其鑣*
（於2005年7月14日委任）

* 獨立非執行董事

審計委員會
呂明華，主席
張定球
陳志聰
陳其鑣

薪酬委員會
陳志聰，主席
呂明華
陳其鑣
羅仲榮
周國偉

主要銀行
香港上海滙豐銀行有限公司
恒生銀行有限公司
華僑銀行
法國巴黎銀行
星展銀行
中國建設銀行股份有限公司

核數師
德勤•關黃陳方會計師行

秘書及註冊辦事處
黃文傑
香港新界葵涌葵榮路30號
金山工業中心8樓
電話：(852) 2427 1133
傳真：(852) 2489 1879
電郵：gp@goldpeak.com
網址：www.goldpeak.com

股票過戶登記處
雅柏勤證券登記有限公司
香港皇后大道東28號
金鐘匯中心26樓

美國預託證券機構
The Bank of New York
101 Barclay Street, 22nd Floor, New York, NY 10286, USA

股票代號

香港聯交所	40
美國預託證券	GPINY US
彭博資訊	40 HK
路透社	0040 HK

GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED
金山工業（集團）有限公司
Hong Kong-listed 香港上市

GP INDUSTRIES LIMITED
GP 工業有限公司
Singapore-listed 新加坡上市
87.0%*

Electronics Division
電子部
Electronics & components
電子及零部件
Wire harness & cables
汽車配線及電纜
Acoustics
揚聲器

CIH Limited
Light fittings
照明系統
Other investments
其他投資
Singapore-listed
新加坡上市
67.9%*

GP Batteries International Limited
金山電池國際有限公司
Rechargeable batteries
充電池
Primary batteries
一次性電池
Singapore-listed
新加坡上市
49.0%*

TECHNOLOGY & STRATEGIC DIVISION
科技及策略部

Lighthouse Technologies Limited
兆光科技有限公司
(30.5%)
LED superscreens
發光二極管大型屏幕

International Resolute Company Limited#
國際之獅有限公司#
(100%)

Distribution Business
分銷業務

* Percentage stated denotes respective shareholding held by Gold Peak or GP Industires as at June 14, 2006
百份率為金山工業或GP工業於二零零六年六月十四日所持之股權
\# Holding an industrial building for own use
持有一幢自用的工業大廈

FINANCIAL AND STATISTICAL HIGHLIGHTS

		2006	2005 (重新編列) (restated)
綜合損益表 截至三月三十一日止年度(百萬港元)	**Consolidated Income Statement** Year ended March 31 (HK$ Million)		
營業額	Turnover		
– 綜合營業額	– Consolidated turnover	**2,002.3**	2,179.2
– 包括所有業務部門*	– All divisions*	**7,270.2**	7,713.4
全年總溢利	Total profit for the year	**61.7**	65.9
每股盈利(港仙)	Earnings per share (Hong Kong cents)	**11.23**	12.10
每股股息(港仙)	Dividends per share (Hong Kong cents)	**6.0**	7.0
綜合資產負債表 於三月三十一日(百萬港元)	**Consolidated Balance Sheet** At March 31 (HK$ Million)		
股東資金	Shareholders' funds	**1,185.1**	1,269.4
總資產	Total assets	**5,246.1**	5,521.9
資本性支出	Capital expenditure	**68.9**	117.9
比率 於三月三十一日	**Ratios** At March 31		
流動資產:流動負債(比率)	Current assets: Current liabilities (ratio)	**1.2**	1.0
存貨流通期(月)	Inventory turnover period (months)	**1.7**	2.1
銀行借貸淨值:總財產(比率)	Net bank borrowings: Total equity (ratio)		
– 集團	– The Group	**0.93**	1.07
– 公司	– The Company	**0.97**	0.94

		2006	2005
其他資料 於三月三十一日	**Other Information** At March 31		
公司及附屬公司	The Company and its subsidiaries		
僱員人數	**Number of Employees**		
– 中國(包括香港)	– China (including Hong Kong)	**5,600**	5,400
– 其他亞洲國家	– Other Asian countries	**40**	50
– 其他國家	– Other countries	**160**	150
		5,800	5,600
總面積(平方米)	**Total Area (sq m)**		
– 中國(包括香港)	– China (including Hong Kong)	**155,000**	146,000
– 其他亞洲國家	– Other Asian countries	**1,000**	1,000
– 其他國家	– Other countries	**21,000**	21,000
		177,000	168,000

* Including the Group's major associates – GP Batteries and Lighthouse
包括集團之主要聯營公司 — 金山電池及兆光科技

Turnover by Business*
Year ended March 31, 2006

主要業務之營業額*
截至二零零六年三月三十一日止年度

Turnover by Location*
Year ended March 31, 2006

各地區之營業額分佈*
截至二零零六年三月三十一日止年度


25.1% Electronics 電子
57.0% Batteries 電池
13.4% Electrical 電器
4.5% Technology & Strategic 科技及策略
54.8% Asia 亞洲
22.9% Europe 歐洲
15.8% N & S America 南北美洲
6.5% Others 其他

Profit before Taxation by Business Attributable to Gold Peak
Year ended March 31, 2006

主要業務之除稅前溢利
截至二零零六年三月三十一日止年度

Total Assets by Location*
At March 31, 2006

各地區之總資產分佈*
於二零零六年三月三十一日


52.0% Electronics 電子
19.9% Batteries 電池
4.6% Electrical 電器
23.6% Technology & Strategic 科技及策略
62.3% Hong Kong & China 香港及中國
16.6% Rest of Asia 其他亞洲國家
10.8% Australia 澳洲
5.4% N & S America 南北美洲
4.9% Europe 歐洲

* Including the Group's major associates – GP Batteries and Lighthouse
包括集團之主要聯營公司 — 金山電池及兆光科技


Turnover*
Year ended March 31 (HK$ Million)
營業額*
截至三月三十一日止年度(百萬港元)
Consolidated Turnover
* Including the Group's major associates GP Batteries and Lighthouse
8000
7000
6000
5000
4000
3000
2000
1000
0
4,783
5,534
6,485
7,713
7,270
02
03
04
05
06


Total Assets*
At March 31 (HK$ Million)
總資產*
Consolidated Assets
* Including the Group's major associates GP Batteries and Lighthouse
10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
7,426
8,096
10,280
9,176
8,788
02
03
04
05
06


Profits by Business#
Year ended March 31 (HK$ Million)
集團業務溢利#
Electronics
電子
Electrical
Batteries
電池
Technology & Strategic
Total net profits by respective business (on a 100% basis)
300
250
200
150
100
50
0
-50
190.1
252.2
286.5
173.3
146.8
02
03
04
05
06


Market Capitalization
At March 31 (HK$ Million)
市值
於三月三十一日(百萬港元)
Gold Peak
金山工業
CIH Limited
GP Industries
GP工業
GP Batteries
金山電池
2400
2000
1600
1200
800
400
0
02
03
04
05
06


Profits Attributable to Shareholders
(including exceptional items)
Year ended March 31 (HK$ Million)
股東應佔溢利
(包括特殊項目)
截至三月三十一日止年度(百萬港元)
Net Exceptional Profits
特殊溢利淨額
175
150
125
100
75
50
25
0
37
69
174
66
62
02
03
04
05
06


Earnings Per Share and Dividends Per Share
Year ended March 31 (Hong Kong Cents)
每股盈利及股息
截至三月三十一日止年度(港仙)
Earnings Per Share
每股盈利
Dividends Per Share
股息
Special Dividend Per Share
特別股息
30
25
20
15
10
5
0
02
03
04
05
06

TEN-YEAR FINANCIAL SUMMARY

		2006 百萬港元 HK$ Million	2005 百萬港元 HK$ Million (重新編列) (restated)
綜合損益表 截至三月三十一日止年度	**Consolidated Results** Year ended March 31		
營業額	Turnover	2,002.3	2,179.2
經營溢利(虧損)	Operating profit (loss)	14.2	73.9
所佔聯營公司業績	Share of results of associates	110.0	86.9
所佔共同控制公司業績	Share of results of jointly controlled entities	(26.2)	(56.6)
除稅前經常性業務溢利	Profit from ordinary activities before taxation	98.0	104.2
稅項	Taxation	(25.4)	(15.6)
除稅後溢利	Profit for the year	72.6	88.6
屬於：	Attributable to:		
本公司資本股東	Equity shareholders of the Company	61.7	65.9
少數股東權益	Minority interests	10.9	22.7
		72.6	88.6
綜合資產負債表 於三月三十一日	**Consolidated Balance Sheet** At March 31		
投資物業	Investment properties	105.7	104.1
物業、廠房及設備	Property, plant and equipment	305.6	381.3
預付租賃款項	Prepaid lease payments	37.8	36.4
所佔聯營公司權益	Interests in associates	1,408.1	1,218.4
所佔共同控制公司權益	Interests in jointly controlled entities	–	322.5
非上市股本投資	Unlisted equity investment	197.3	275.3
可供出售投資	Available-for-sale investments	367.6	–
商標	Trademarks	48.1	52.3
證券投資	Investments in securities	–	149.5
給貿易夥伴之借款	Advances to trade associates	–	114.0
長期應收賬項	Long-term receivables	614.7	647.9
遞延支出	Deferred expenditure	38.8	30.9
商譽	Goodwill	35.1	77.0
遞延稅項資產	Deferred taxation assets	15.2	15.9
聯營公司/附屬公司認股權證投資	Investments in warrants of associates/subsidiaries	–	–
流動資產	Current assets	2,072.1	2,096.4
總資產	Total assets	5,246.1	5,521.9
借款	Borrowings	1,577.4	1,209.6
可換股票據	Convertible note	–	–
遞延稅項負債	Deferred taxation liabilities	11.0	16.9
流動負債	Current liabilities	1,698.8	2,181.0
總負債	Total liabilities	3,287.2	3,407.5
		1,958.9	2,114.4
股東資金	Shareholders' fund	1,180.4	1,265.8
上市附屬公司購股權儲備	Share option reserve of listed subsidiary	4.7	3.6
少數股東權益	Minority interests	773.8	845.0
		1,958.9	2,114.4

Note: Amounts disclosed in the financial summary for 2005 have been restated to reflect changes in accounting policies in the current year as stated in note 2 to the financial statements. The financial summary for years 1997 to 2004 are not restated for practical reasons.

2004 百萬港元 HK$ Million	2003 百萬港元 HK$ Million	2002 百萬港元 HK$ Million	2001 百萬港元 HK$ Million	2000 百萬港元 HK$ Million	1999 百萬港元 HK$ Million	1998 百萬港元 HK$ Million	1997 百萬港元 HK$ Million
1,684.5	1,809.1	1,601.6	1,752.8	1,161.7	1,207.3	2,234.5	4,155.6
(155.3)	(52.5)	(57.2)	(46.2)	164.6	(52.1)	144.1	336.0
460.3	203.3	147.6	176.3	180.6	172.0	161.6	86.9
–	–	–	–	–	–	–	–
305.0	150.8	90.4	130.1	345.2	119.9	305.7	422.9
(80.1)	(52.7)	(35.1)	(41.3)	(41.7)	(38.0)	(30.0)	(42.4)
224.9	98.1	55.3	88.8	303.5	81.9	275.7	380.5
173.8	68.8	37.3	61.8	138.4	64.4	193.8	230.2
51.1	29.3	18.0	27.0	165.1	17.5	81.9	150.3
224.9	98.1	55.3	88.8	303.5	81.9	275.7	380.5
139.0	112.3	89.7	90.1	88.8	112.1	–	–
318.4	259.9	300.7	308.2	291.3	288.4	444.0	1,502.2
–	–	–	–	–	–	–	–
2,194.2	1,729.4	1,557.9	1,493.7	1,549.8	1,557.2	1,507.7	933.5
–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–
56.5	60.6	64.8	69.0	73.2	77.4	81.5	–
143.8	177.4	191.8	200.9	235.2	33.5	40.1	33.0
97.0	109.0	117.0	117.0	20.0	20.0	–	–
–	–	–	–	–	–	–	–
–	–	24.5	18.4	4.9	15.2	20.0	148.1
7.4	9.1	10.1	–	–	–	–	–
–	–	–	–	–	–	–	–
–	–	–	–	–	38.5	38.5	65.0
1,276.0	1,180.2	1,501.0	1,261.1	972.0	799.4	839.7	2,658.1
4,232.3	3,637.9	3,857.5	3,558.4	3,235.2	2,941.7	2,971.5	5,339.9
1,147.2	1,008.7	1,618.9	978.9	784.2	1,013.7	675.3	877.0
88.5	85.9	83.4	80.9	–	–	–	–
9.4	7.2	9.3	7.9	1.7	1.9	2.1	52.1
1,436.0	1,314.1	979.2	1,301.3	1,065.7	926.7	1,218.7	2,269.4
2,681.1	2,415.9	2,690.8	2,369.0	1,851.6	1,942.3	1,896.1	3,198.5
1,551.2	1,222.0	1,166.7	1,189.4	1,383.6	999.4	1,075.4	2,141.4
1,278.4	998.9	941.5	960.2	1,072.1	822.1	890.1	1,056.9
–	–	–	–	–	–	–	–
272.8	223.1	225.2	229.2	311.5	177.3	185.3	1,084.5
1,551.2	1,222.0	1,166.7	1,189.4	1,383.6	999.4	1,075.4	2,141.4

附註：二零零五年財務概要之數字已被重新編列，以反映財務報表附註2所載列本年度之會計政策變動。
於考慮實際情況後，一九九七年至二零零四年財務概要並沒有重新編列。

CHAIRMAN'S STATEMENT

It was a challenging year for the Group as our businesses faced not only keen competition but sharp increases in raw materials prices which have affected manufacturers worldwide.

過去一年的營商環境充滿挑戰，我們不僅面對激烈的行業競爭，也要應付原材料價格急升對全球生產商構成的影響。



Andrew Ng 吳崇安
Vice Chairman
副主席

Victor Lo 羅仲榮
Chairman & Chief Executive
主席兼總裁

To enhance our competitiveness, we have continued to rationalize our operations to control costs and streamline the group structure. This process has seen us consolidate much of our manufacturing and divest non-core businesses, including the disposal in March 2006 of the entire 50% stake in Clipsal Asia Holdings Limited ("CAHL") by CIH Limited ("CIHL").

This process of rationalization, which is strengthening our competitiveness, will accelerate in the current financial year. At the same time, we will continue to invest in technololgy, brands and global distribution.

Financial Performance

Turnover for all divisions decreased by 6% while consolidated turnover declined by 8%. Profit attributable to shareholders declined by 6% to HK$61.7 million. The decrease was caused partly by our Group opting for better quality business and partly by divestment of non-core businesses. Basic earnings per share decreased by 7% to 11.23 Hong Kong cents, and the Board of Directors has proposed a final dividend of 3.0 Hong Kong cents, unchanged from the previous financial year.

GP Industries Limited

The Group's 87.0% owned industrial investment arm, GP Industries, experienced a decline in overall turnover of 5% for the financial year. Profitability also declined, partly owing to the disposal in the financial year 2004/05 of Jiangsu Toppower Automotive Electronics Co., Ltd., which resulted in both a reduction in profit contribution and lower exceptional income for the reported financial year. Profit contribution from GP Batteries improved, and the loss from CIHL excluding exceptional items decreased, owing to improved cost control and the CAHL disposal.

Electronics Division

The Electronics Division of GP Industries reported a 4.5% decrease in sales for the financial year when compared with the previous financial year.

Sales from the electronics and components business were down by 5%. The lower revenues were mainly due to a decrease in sales of car audio products and other electronics products, following the Toppower divestment in the previous financial year, since when the car audio business has come to account for less than 5% of GP Industries' sales. By contrast, sales of professional electronics products grew by 2%.

集團繼續重整營運，以控制成本及精簡架構，從而提升集團的競爭力。為此，集團在年內整固旗下多個生產設施，並出售非核心業務，包括CIH Limited (「CIHL」) 於2006年3月出售其持有奇勝亞洲集團有限公司的全部50%權益。

集團於本財政年度將加快推行重整業務，有助加強集團競爭力。同時，集團將繼續投資發展技術、品牌，以及環球分銷網絡。

業績表現

集團包括所有業務部門之營業額減少6%，綜合營業額跌幅為8%，而股東應佔溢利則下跌6%至6,170萬港元，跌幅主要由於集團專注改善業務質素，加上出售了非核心業務所致。每股基本盈利下跌7%至11.23港仙。董事局建議派發末期股息每股3.0港仙，與上一個財政年度相同。

GP工業有限公司

集團持有87.0%權益的工業投資工具 — GP工業全年整體營業額減少5%。GP工業之盈利倒退部份原因為GP工業於2004/05年財政年度出售了江蘇天寶汽車電子有限公司，令2005/06年度盈利貢獻及特殊收益減少。至於金山電池的盈利貢獻得到改善，而CIHL之控制成本措施奏效，加上出售了奇勝亞洲，因此年內CIHL未計特殊項目前虧損減少。

電子部

年內，GP工業電子部之營業額較去年減少4.5%。

電子產品及零部件之銷售下跌5%，主要由於汽車音響產品及其他電子產品銷售在年內減少。自2004/05年度出售了江蘇天寶後，汽車音響業務佔GP工業集團的整體營業額比重低於5%。不過，專業用電子產品之銷售卻相對錄得2%增長。

Compounding the lower overall sales, we also faced high component and raw materials prices, as well as the appreciation of the Renminbi, which resulted in higher operating costs at our electronics subsidiaries and components manufacturing business. As a result, profit before interest, taxation and exceptional items (PBIT & EI) from the electronics and components business decreased by 27%.

Sales from the wire harness business decreased by 4%. Sales to the US market rose strongly, but those to Japan decreased. Profit contribution from wire harness subsidiaries increased by 6%. The wire harness associates in China continued to face severe price competition, although market conditions improved in the fourth quarter. The cable associate, LTK Industries Limited, reported a sales growth of more than 25%. However, profit contribution only improved by 7% owing to record high copper prices. Overall PBIT & EI contribution from the wire harness and cable business improved by 12%.

Sales from the acoustics business were 4% lower as growth in the US market was offset by declines in the European and Asian markets. As a result, the acoustics business reported a loss before interest and taxation and exceptional items.

CIH Limited

On March 15, 2006, CIHL completed the disposal of its entire 50% interest in CAHL by way of a put option to its joint venture partner Schneider Electric SA. The exercise price amounted to a total of US$58.99 million, and after deduction of a retention amount, US$56.04 million were received in cash.

For the financial year, CIHL's continuing operations were mainly the light fittings business. Market competition remained keen and raw materials prices rose sharply. However, cost reduction measures contributed to an improvement in operating results before exchange differences and exceptional items. CIHL will continue to expand its product range and invest in marketing and distribution development.

GP Batteries Group

Turnover showed a marginal decrease of 1% over the previous year, while the consolidated profit before tax decreased by 5%. During the financial year, GP Batteries recorded an exceptional loss of S$11.1 million, mainly due to further relocation of production facilities. Profit after tax was S$13.6 million, compared to S$1.3 million for last year.

除整體銷售下跌外，集團亦要面對零部件及原材料價格高企，以及人民幣升值等壓力，令年內電子產品附屬公司及零部件生產業務之營運成本上升。因此，電子及零部件業務之未計利息、稅項及特殊項目盈利下跌27%。

汽車配線之銷售較去年下跌4%。輸往美國市場的銷售增長強勁，但出口日本市場的銷售卻下跌。汽車配線附屬公司之盈利貢獻增加6%。儘管年內第四季度市況有改善，但在中國的汽車配線聯營公司依然面對劇烈的價格競爭。生產電纜的聯營公司 — 樂庭實業有限公司錄得逾25%的銷售增長。惟銅價升至歷史高位，令樂庭之盈利貢獻僅增加 7%。 總括汽車配線及電纜業務之未計利息、稅項及特殊項目之盈利貢獻較去年上升12%。

至於揚聲器業務，由於歐洲及亞洲市場的銷售下滑抵銷了美國市場的銷售增長，揚聲器業務的營業額較去年下跌4%，年內未計利息、稅項及特殊項目前錄得虧損。

CIH Limited

於2006年3月15日，CIHL行使認沽期權，向合資夥伴法國施耐德電氣公司出售其持有奇勝亞洲之全部50%股權。有關交易之行使價達5,899萬美元，扣除保留款項後之現金收益為5,604萬美元。

於是年度，CIHL之持續經營業務主要為照明系統業務。照明系統市場競爭依然劇烈，原材料價格急升。然而，CIHL採取成本控制措施得宜，令未計兑匯逆差及特殊項目前之營運業績得以改善。CIHL將繼續擴闊產品系列，並加強市場推廣及拓展分銷網絡。

金山電池集團

金山電池全年營業額微跌1%，除税前綜合溢利則下跌5%。年內，金山電池錄得特殊虧損1,110萬坡元，主要由於遷移生產設施所致。除稅後溢利為1,360萬坡元，去年之比較數字為130萬坡元。

Most of the products saw steady turnover, while gross profit margin benefited from the cost-saving measures that have been implemented across GP Batteries. GP Batteries maintained its strong market position in Alkaline primary cylindrical and Nickel Metal Hydride rechargeable batteries. For Lithium Ion batteries, the relocation of manufacturing facilities from Taiwan to Huizhou, China, is largely complete and will improve the cost competitiveness.

Lighthouse Technologies

For the Group's Strategic and Technology Division, the LED superscreen business of Lighthouse Technologies Limited continued to be the main business. During the financial year, Lighthouse made further progress in growing its market share in the rental market. It acquired a 49% stake in a factory engaged in the manufacturing of LED display screens, and the resulting vertical integration reduced costs and increased competitiveness. It also lays the basis for the development of products for the fixed installation market.

Outlook

The markets for the majority of our products remain in good shape and the main challenge faced by the Group is in managing the highly volatile material cost. The effort of passing on some of the increased costs to our customers may affect our sales volume initially. The rationalization of our operations that has been improving the cost structure of our businesses during the last financial year will therefore continue in the current financial year.

Following the disposal of its joint venture interest, CIHL is now focused on its light fittings business. A privatisation has therefore been proposed which, once effected, would reduce costs and generate additional synergies.

We will continue to consolidate our manufacturing facilities to reduce overhead where possible, to ensure that we remain competitive. This is particularly important in the current environment of volatile materials prices. The Group also faces the probability of a continued gradual appreciation of the Renminbi. Interest rates will probably stay high and we therefore will seek to reduce bank borrowings of our existing operations. At the same time, we will selectively look for opportunities for new investment that will contribute to faster growth. In addition, we will consider further divesting non-core businesses.

金山電池大部份產品的營業額保持平穩，而金山電池集團採取成本控制措施，令邊際毛利有改善。「GP 超霸」一次性柱型鹼性電池及鎳氫充電池繼續保持市場優勢。至於將台灣的鋰離子電池生產設施遷移至中國惠州已大致完成，此舉將有助改善金山電池之成本競爭力。

兆光科技

科技及策略部的主營業務為兆光科技有限公司之發光二極管(LED)大型屏幕業務。於是年度，兆光科技在大型屏幕租用市場的佔有率增加。兆光科技購入一家LED大型屏幕製造商之49%權益，此項縱向整合可以減低成本，提升競爭力，為兆光科技發展固定裝置市場奠下基礎。

展望

集團大部份產品的市場需求保持穩定。我們目前面對的主要挑戰為應付極度波動的原材料成本，倘若將部份成本增幅轉嫁客戶，在實行初期或會影響銷售量。集團正在進行業務重整，去年旗下業務的成本結構已逐步改善，故此集團在本財政年度將繼續致力於這方面的工作。

CIHL繼出售合資公司權益後，目前正專注發展照明系統業務。因此，我們已提出建議將CIHL私有化，該計劃於落實後，集團將可減低成本，並能進一步發揮協同效應。

集團將繼續整合生產設施，務求減少經常開支，以保持集團的競爭優勢，尤其在目前原材料價格波動的營商環境下，此舉更為重要。此外，集團亦要面對人民幣不斷升值的可能性。 由於利率可能持續高企，因此集團將盡量減少業務部門之銀行借貸。同時，集團會繼續審慎尋找合適投資機會，加快業務增長。此外，集團亦考慮出售其他非核心業務。

The Electronics Division of GP Industries expects further cost pressures and will thus continue with cost control programs and product re-engineering to reduce component and manufacturing costs. With the automotive audio sector becoming a smaller part of the business, the main focus will be on electronics and acoustics, including our "KEF" and "Celestion" brands.

Lighthouse, meanwhile, will pursue opportunities in the fixed installation segment as the greater vertical integration afforded by the factory acquisition increases its competitiveness. We intend to put more effort into growing the North American market.

The profitability of the battery market has been significantly affected by surging Nickel and Zinc prices. We expect the demand for Alkaline cylindrical and rechargeable batteries to be stable. We also plan to expedite the development of more advanced battery products so as to reduce our dependence on the lower priced market segments.

Overall, the Group's strategy is to move up the value chain and achieve stronger growth through investing in brands, innovation and stronger global distribution. Managing this aspect of growth will be a key task in the coming year.

Vote of Thanks

I would like to take this opportunity to thank our shareholders, business partners and employees for their unstinting support during the year. Particular thanks go to Mr Raymond Wong who resigned as executive director in May 2006, and became a non-executive director.



Victor LO Chung Wing
Chairman & Chief Executive
June 14, 2006

集團預期GP工業電子部之經營成本將進一步受壓，因此，集團將繼續推行成本控制措施及產品重構，以減低零部件及生產成本。鑑於汽車音響業務的比重已逐漸減低，GP工業電子部將主力發展電子產品及揚聲器業務，包括KEF及Celestion品牌。

與此同時，兆光科技於購入一家 LED 屏幕生產商的權益後，營運得以縱向整合，競爭能力加強，有助其於固定裝置市場拓展業務。集團計劃投入更多資源進一步發展北美洲市場。

鎳及鋅價格飆升令電池市場利潤大受打擊。集團預期柱型鹼性電池及充電池的市場需求將維持穩定，並計劃加速研發更先進的電池產品，以減低在低價產品市場在電池業務的比重。

整體來說，集團的增值策略乃透過投資品牌、產品創新及加強環球分銷網絡。集團來年的工作重點要令業務達至更高增長。

致謝

我謹向各股東、業務夥伴及員工致以衷心謝意，感謝他們在過去一年對集團的支持。王維勤先生於2006年5月辭任執行董事及調任為非執行董事，在此我謹對王先生過去對集團的貢獻，表示感謝。



羅仲榮
主席兼總裁
二零零六年六月十四日


Changchun 長春
Tianjin 天津
Dalian 大連
Xuzhou 徐州
Changzhou 常州
Chongqing 重慶
Suzhou 蘇州
Shanghai 上海
Hangzhou 杭州
Ningbo 寧波
Huizhou 惠州
Hukow 湖口
Taipei 台北
Dongguan 東莞
Shenzhen 深圳
Hong Kong 香港

The Group's extensive manufacturing and distribution network in the Greater China facilitates its further expansion in the market there.

集團在大中華地區設立的廣泛生產及分銷網絡有助其進一步拓展當地市場。

OVERVIEW

The market environment for the Group's businesses was challenging during the year 2005/06. Although demand for the majority of our products remained steady, our businesses were held back by record high materials prices and energy costs, appreciating Chinese Renminbi and rising interest rates.

To overcome these market challenges, our Electronics Division continued to focus on enhancing the quality of its businesses while CIH Limited ("CIHL") imposed effective cost reduction measures and divested its entire 50% interest in Clipsal Asia Holdings Limited ("CAHL"). GP Batteries, meanwhile, has made significant progress in streamlining its operations.

GP INDUSTRIES

During the year, turnover for GP Industries decreased by 5% while profit attributable to shareholders declined by 47%. The earnings decline was in part due to the disposal in 2004/05 of Jiangsu Toppower Automotive Electronics Co., Ltd. which has resulted in both a reduction in profit contribution and lower exceptional income for the financial year 2005/06. Profit contribution from GP Batteries improved, and the loss from CIHL excluding exceptional items decreased.

On February 3, 2006, GP Industries and CIHL jointly proposed to privatize CIHL by way of a scheme of arrangement. The proposed privatization of CIHL will enable the enlarged GP Industries Group to eliminate overlapping costs, improve operational efficiency and better deploy its financial resources. Completion of the scheme is subject to approval by the relevant regulatory authorities and by shareholders.

ELECTRONICS DIVISION

Electronics and Components Sales of professional electronics products increased while those of car audio and other electronics products decreased. After divestment of Jiangsu Toppower, the car audio business now accounts for less than 5% of GP Industries' business. Affected by record high component prices and the appreciating Chinese Renminbi, profit contribution from the electronics subsidiaries decreased. The high raw materials prices also affected the performance of our components associates, resulting in a decrease in profit contribution.

Overall, both sales and profit from the electronics and components business decreased during the year.

概述

2005/06財政年度的營商環境充滿挑戰。儘管集團大部份產品的市場需求保持平穩，惟原材料及能源價格創歷史新高，人民幣不斷升值，加上利率攀升，令集團業務表現受制。

面對這些挑戰，集團旗下電子部繼續致力提升其業務質素，而CIH Limited (「CIHL」) 則推行有效減省成本的措施，並出售其於奇勝亞洲集團有限公司之全部50%股權，金山電池則在精簡營運架構方面取得顯著成績。

GP工業

年內，GP工業營業額下跌5%，而股東應佔溢利則下跌47%，盈利下跌與2004/05年度出售了江蘇天寶汽車電子有限公司令2005/06年度之盈利貢獻及特殊收入減少有關。金山電池之盈利貢獻有所改善，而CIHL未計特殊項目之虧損則減少。

GP工業與CIHL於2006年2月3日聯合宣佈，建議由GP工業以協議計劃方式將CIHL私有化。CIHL私有化計劃將有助GP工業集團減省重疊成本，提高營運效率，並能更有效運用財政資源。該計劃有待有關監管機構及股東批准。

電子部

電子及零部件 專業用電子產品銷售增加，而汽車音響產品及其他電子產品之銷售則下跌。自出售江蘇天寶後，汽車音響產品目前只佔GP工業不足5% 的業務。在零部件價格高企及人民幣不斷升值的影響下，電子產品附屬公司之盈利貢獻下跌。原材料價格高企亦對零部件聯營公司的業務構成影響，令盈利貢獻減少。

整體而言，電子及零部件業務於年內的銷售及盈利均告下跌。


Highest Capacity
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gears up its efforts in bringing new products to market and strengthening the "GP" brand across the region.


GP 2700
GP 1000


GP Ultra
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Long Lasting for
DIGITAL
Electronics
AA

金山電池

致力產品研發，並鞏固「GP超霸」品牌在區內的領導地位。


再捕捉
GP 超霸


銷量No.1
GP 超霸
GP Ultra

Wire Harness and Cables Sales growth in the US market of the wire harness business was offset by a decline in sales to Japan, resulting in a total sales decrease during the year. For our wire harness associates, market demand in China was soft and competition was keen during the first half of the year, but the situation gradually improved in the second half. Overall profit contribution from the wire harness business improved over the previous year.

During the year, profit contribution from our cable associate, LTK Industries Limited, grew amid record high copper prices. LTK continued to develop its leadership position in eco-green cable products and more halogen-free cable products were introduced. Some of its audio video cable products were honored by the Business Environment Council of Hong Kong with an Eco-Products Award.

Acoustics Sales of the acoustics business decreased during the year. Largely as a result of the lower sales and a weaker Pound Sterling and Euro, the business reported a loss. At present, we are working to strengthen the global distribution network for "KEF" branded products. We are also investing in our global logistics system using the latest web-based technology to improve our on-time fulfillment capability in major markets.

CIH LIMITED (currently 67.9% owned by GP Industries)

In January 2006, CIHL exercised its put option to dispose of its entire 50% interest in CAHL to Schneider Electric SA. The disposal was completed in March 2006.

Following the disposal of CAHL, CIHL is left with the light fittings business and interests in light emitting diode ("LED") screens businesses. During the year, CIHL continued to build awareness in China for the new brand, GP Lighting, as a supplier of professional lighting solutions and environmentally-friendly light fittings. The opening of the assembly and testing facilities in Shanghai in July 2005 has enhanced GP Lighting's capability and competitiveness in bidding for lighting projects, given the shorter lead time required for such customized products. New T5 ranges of energy-saving light fittings were developed and introduced to the market during the year.

汽車配線及電纜 由於汽車配線在日本的銷售下跌抵銷了其於美國市場之銷售增長，令汽車配線年內的整體銷售亦下跌。產製汽車配線的聯營公司方面，於上半年度中國市場需求偏軟，競爭激烈，至下半年度市況逐漸改善，令汽車配線業務之盈利貢獻較去年上升。

年內，儘管銅價再創新高，集團之電纜聯營公司—樂庭實業有限公司之盈利貢獻仍錄得增長。樂庭實業繼續鞏固其於環保電纜產品的領導地位，並推出更多無鹵線纜產品，其部份用於音響視像電纜產品更獲得香港商界環保協會頒發香港環保產品獎。

揚聲器 是年度，揚聲器業務倒退，主要由於銷售減少，加上受英鎊與歐元轉弱影響而錄得虧損。集團正致力加強「KEF」產品之全球分銷網絡，並運用最新網絡技術積極改善全球物流系統，以加強其在主要市場的準時付運能力。

CIHL (GP工業現時持有67.9%權益)

CIHL於2006年1月行使認沽期權，向法國施耐德電氣公司出售其持有之奇勝亞洲全部50% 權益，有關交易已於2006年3月完成。

CIHL出售奇勝亞洲後，旗下業務為照明系統，並持有發光二極管（「LED」）大型屏幕業務之權益作為投資。年內，CIHL繼續在中國推廣旗下GP照明品牌業務，以提供專業照明方案及環保照明系統為市場定位。為了因應照明工程項目客戶對產品的個別要求，以及付運時間較短的訂單，GP照明於2005年7月在上海開設組裝及測試設施，提高了其競投照明工程項目的能力及競爭力。年內，CIHL研發了新T5系列節能照明產品，並已推出市場。

Electronics Division

supplies a wide range of high-quality products, such as professional electronics, wire harness and cables, and acoustics to meet market needs.







電子部

供應一系列專業用電子產品、汽車配線及電纜、以及揚聲器等優質產品，配合市場需求。



GP BATTERIES (currently 49.0% owned by GP Industries)

GP Batteries reported a marginal decrease of 1% in turnover and an improvement in consolidated profit after tax attributable to shareholders. It recorded an exceptional loss of S$11.1 million mainly due to the relocation of production facilities.

Turnover for most products remained steady. In China, according to a survey conducted by the National Bureau of Statistics, GP was ranked the No. 1 brand in 2005 in both rechargeable batteries and chargers, and a Top 3 primary battery brand by sales volume. In Hong Kong, according to AC Nielsen's MarketTrack in 2004 and 2005, GP Ultra Alkaline led by sales volume among Alkaline batteries, while the GP rechargeable battery and charger was ranked No. 1 brand by both sales volume and value.

Sales in Japan and ASEAN grew but those in Korea and Taiwan declined as a result of lower sales of Lithium Ion products to these markets. The total sales in North and South America decreased for the same reason. Sales in Europe have consolidated after the strong growth in the previous year while sales in Eastern Europe and Russia continued to grow.

During the year, five factories in China were accredited with OHSAS18001, an international standard for occupational health and safety in the workplace. Also, a group-wide committee on environment, health and safety ("EHS") comprising representatives from various factories within the GP Batteries Group was formed to share the best EHS practices and experiences.

金山電池 (GP工業現時持有49.0%權益)

金山電池全年營業額微跌1%，除税後股東應佔綜合溢利則有增長。金山電池在年內錄得特殊虧損11,100,000坡元，主要由於遷移生產設施。

金山電池大部份產品之銷售均保持平穩。在中國，根據國家統計局調查結果顯示，「GP超霸」品牌名列國內充電池及充電器銷售首位，並為國內一次性電池銷售排名第三。在香港，根據AC尼爾森2004及2005年調查報告，「GP超霸」特強鹼性電池連續兩年榮獲香港鹼性電池市場銷量冠軍，而「GP超霸」充電池及充電器亦在銷量及銷售額方面名列榜首。

金山電池在日本及東盟市場之銷售錄得增長，南韓及台灣之銷售則下跌，主要由於鋰離子電池出口至該兩個市場減少，而南北美洲市場之總銷售亦同樣因此減少。歐洲市場繼去年強勁增長，今年之銷售亦相當穩定。至於東歐及俄羅斯之銷售則繼續上升。

年內，金山電池在中國有五家電池廠取得了國際認可之OHSAS18001 職業健康及安全認證。此外，金山電池集團成立了一個環境、健康和安全(「職安健」)委員會，成員代表來自各工廠，旨在互相交流職安健最佳措施及經驗。

TECHNOLOGY AND STRATEGIC DIVISION

Lighthouse Technologies Limited, 30.5%-owned by Gold Peak and 19.3%-owned by CIHL, saw improved results and returned to profit. During the year, it continued to expand its sales network, especially in Europe and Asia Pacific. It has also acquired a 49% interest in a factory engaged in the manufacturing of LED display screens, and the resulting vertical integration has reduced costs and increased competitiveness.

科技及策略部

本公司及CIHL分別佔30.5%及19.3%股權的兆光科技有限公司年內業績有改善，並且轉虧為盈。兆光科技繼續拓展其銷售網絡，尤其在歐洲及亞太區。此外，兆光科技購入一家LED大型屏幕製造商之49% 權益，此項縱向整合令其減低成本，並提高競爭力。

CIHL Limited

focuses on GP Lighting's light fittings business.




AsiaWorld-Expo



Major projects in Hong Kong and China using GP Lighting's products

在中國和香港的大型工程項目採用了GP照明的產品。



CIHL Limited

致力經營GP照明之照明系統業務。



EWDS products under the CAHL Group which business CIHL has disposed of

CIHL已出售奇勝亞洲集團的電器配件和裝置系統業務。

FINANCIAL REVIEW

During the year, the Group's consolidated net bank borrowings decreased by HK$450 million to HK$1,808 million. As at March 31, 2006, the aggregate of the Group's shareholders' funds and minority interests was HK$1,959 million and the Group's gearing ratio (the ratio of consolidated net bank borrowings to shareholders' fund and minority interests) was 0.93 (March 31, 2005: 1.07). The gearing ratios of the Company, GP Industries and GP Batteries were 0.97 (March 31, 2005: 0.94), 0.35 (March 31, 2005: 0.48) and 0.75 (March 31, 2005: 0.94) respectively. CIHL maintained a net cash position as at March 31, 2006 while the gearing ratio of CIHL as at March 31, 2005 was 0.02.

As at March 31, 2006, 39% (March 31, 2005: 54%) of the Group's bank borrowings was revolving or repayable within one year whereas 61% (March 31, 2005: 46%) was mostly repayable between one to five years. Most of these bank borrowings are on floating interest rates. About 14%, 37% and 47% of the Group's bank borrowings are in US dollars, Singapore dollars and Hong Kong dollars respectively. In June 2006, the Company has arranged a syndicated loan of HK$380 million for general working capital.

財務回顧

集團於是年度之綜合銀行貸款淨額較去年減少450,000,000港元至1,808,000,000港元。於2006年3月31日，集團之股東資金及少數股東權益合共1,959,000,000港元，借貸比率(按綜合銀行貸款淨額除以股東資金及少數股東權益計算)為0.93 (2005年3月31日: 1.07)。 若以個別公司計算，金山工業、GP工業及金山電池之借貸比率分別為0.97 (2005年：0.94)、0.35 (2005年：0.48) 及0.75(2005年：0.94)。 CIHL於2006年3月31日則持有淨現金，而其於2005年3月31日之借貸比率則為0.02。

於2006年3月31日，集團有39% 之銀行貸款屬循環性或一年內償還借貸(2005年3月31日:54%)，其餘61%則大部份為一年至五年內償還貸款(2005年3月31日:46%)。 集團之銀行貸款大部份以浮息計算，而美元、新加坡元及港元所佔比例分別約為14%、37%及47%。 於2006年6月，本公司安排一項380,000,000港元的銀團貸款作為一般營運資金。

HUMAN RESOURCES

The Group and its major business divisions continue to be supported by a motivated workforce of approximately 18,000 people worldwide.

The Group offers fair compensation packages and retirement schemes to its employees. Remuneration policies are reviewed regularly to ensure that compensation and benefit packages are in line with the market in the countries where the Group has operations. Discretionary bonuses and share options are granted to eligible employees based on the performance of the Group and the staff members.

人力資源

集團擁有一支充滿幹勁的優秀員工隊伍，連同其主要業務部門，集團在全球共聘用約18,000名員工。

集團設有合理的薪酬制度及退休計劃，並定期檢討其薪酬及福利制度，以確保於集團經營業務之地區能與當地勞動市場保持一致水平。 除基本薪金外，集團會視乎業績及個別員工表現決定發放獎金及授予購股權予合資格員工。


MELBOURNE
2006

1



2

Lighthouse's LED superscreens are widely used for major international events.
多項重要國際盛事廣泛採用兆光科技LED大型屏幕。

1
18th Commonwealth Games 2006, Melbourne, Australia
澳洲墨爾本舉行之第18屆英聯邦運動會

2
Rugby Sevens Tournament 2006, Hong Kong
2006年在香港舉行之國際七人欖球賽。

The Group continues to invest in its people through a broad range of development programs designed to help them enhance their skills and contribute to operational excellence. During the year, various training sessions and workshops on management development, legal compliance and language proficiency were held. In addition, the Group organized seminars and workshops on EHS management for its employees to raise their awareness of occupational well-being.

集團繼續積極在人力發展方面投放資源，鼓勵員工精益求精，與時並進。年內，集團就管理才能、行業相關法規知識及語文能力等方面，舉辦多項培訓課程及工作坊。此外，集團亦舉辦有關職安健之講座及研討會，提高員工對工作間的安全健康意識。

COMMUNITY RELATIONS

During the year, we sponsored a number of industry programs including the Hong Kong Awards for Industries, Hong Kong Young Design Talent Awards and Innovation Festival organized by the Innovation and Technology Commission, and Business of Design Week staged by the Hong Kong Design Centre. It also awarded scholarships in product design to students of the Hong Kong Institute of Vocational Education, and contributed to the Development Fund and Student Development Fund of the Hong Kong Polytechnic University.

During the year, we received a Bronze Award from the Community Chest of Hong Kong for our donation to its Corporate and Employee Contribution Program. We also supported the Blood Drive initiated by the Red Cross Hong Kong and the Hong Kong Volunteer Award organized by the Agency for Volunteer Services.

社會公益

金山工業集團對推動香港工業發展不遺餘力，於年內贊助項目包括香港工業獎、創新科技署主辦的香港青年設計才俊大獎及創新科技節、香港設計中心籌辦的設計營商週等。集團又為香港專業教育學院設立產品設計的獎學金，並捐款予香港理工大學的發展基金及學生發展基金。

此外，集團支持香港公益金的「商業及僱員募捐計劃」，獲頒發銅獎，並響應香港紅十字會之捐血運動，以及贊助義務工作發展局的「香港傑出義工獎」計劃。



Training programs were organized to enhance the awareness of workplace safety.
集團舉辦一系列訓練課程，提高員工對工作間的安全意識。

We care about the environment and act to bring about a better tomorrow for our community. During the year, we sponsored seminars on green manufacturing organized by Business Environment Council and the Federation of Hong Kong Industries. We continued to roll out educational programs in schools to arouse greater environmental awareness among the young. Presentations, talks, contests and games as part of those school programs were held to introduce the 3Rs, namely Reduce, Reuse and Recycle.

In recognition of our community involvement, we were presented the Caring Company logo by the Hong Kong Council of Social Service for the fourth consecutive year.

APPRECIATION

We take this opportunity to extend our appreciation and gratitude to all employees for their hard work and dedication during the past year. We also thank most sincerely our valued shareholders, customers and business partners for their continued support.

The Board of Directors

Gold Peak Industries (Holdings) Limited

June 14, 2006

集團非常關注環保，為建設美好環境出一分力，在是年度，集團支持多項推動環保的活動，包括商界環保協會及香港工業總會舉辦的綠色製造研討會，又於不同地區與當地學校推行環保教育活動，以簡介會、講座、比賽及遊戲等形式推廣減廢、再用和循環再造等環保概念，直接向青少年宣揚環保訊息。

金山工業第四度獲香港社會服務聯會頒授「商界展關懷」標誌，以表揚集團對關懷社會的貢獻和實踐企業社會責任。

致謝

董事局謹此向金山工業集團各員工在過去一年的努力和貢獻，表示衷心謝意，並感謝股東、客戶及業務夥伴一直以來對集團的支持。

金山工業(集團)有限公司董事局

二零零六年六月十四日


第三屆
GP綠色生活由我做起
2005-2006


GP Batteries
GP Batteries

Sponsorship and various educational programs on green concept in Hong Kong and Singapore
在香港和新加坡推行環保教育活動和贊助項目。

CORPORATE CALENDAR OF EVENTS

2005

June

- Lighthouse Technologies Limited became an associate of the Company.
- Lighthouse's R6 6mm LED screen won the Best-In-Show Award at InfoComm 2005 Exhibition and Conference in Las Vegas, US.
- GP Batteries International Limited issued the fourth series of US$60 million Floating Rate Notes due 2008 pursuant to its S$500 million Multicurrency Debt Issuance Programme established in 2002.

November

- GP Industries Limited signed a 3-year syndicated term loan facility with nine banks to raise S$75 million.

二零零五年

六月

- 兆光科技有限公司成為本公司的聯營公司。
- 兆光科技之R6 6毫米 LED顯視屏於美國拉斯維加斯之InfoComm 2005視聽設備會議及展覽會獲頒Best-In-Show 獎項。
- 金山電池國際有限公司根據2002年成立之5億坡元多種貨幣債券發行計劃發行第四期票據，這批6,000萬美元浮息債券將於2008年到期。

十一月

- GP工業有限公司與九家銀行簽署一項為期三年的銀團貸款，集資7,500萬坡元。

[1]


SINGAPORE
INTERNATIONAL
100
Congratulations
GP INDUSTRIES LIMITED

[2]


2005 Hong Kong Awards for Industries : Environmental Performance
Certificate of Merit
Is hereby granted to
L.T.K. Ind Ltd
on 27 February, 2006
Mr Andrew Long
Chairman
Business Environment Council

[3]



[4]



2006

January

- CIH Limited ("CIHL") exercised its put option to divest its entire 50% interest in Clipsal Asia Holdings Limited to Schneider Electric SA. The disposal was completed in March 2006.
- GP Industries was ranked among Singapore's top 100 companies by highest overseas revenue by International Enterprises Singapore. [1]
- In Hong Kong, AC Nielsen's MarketTrack ranked GP Ultra Alkaline as No.1 in terms of sales volume for Alkaline batteries while GP rechargeable battery and charger was ranked No.1 in sales volume and value for the year 2005.

February

- GP Industries and CIHL jointly proposed a scheme of arrangement to privatize CIHL.
- LTK Industries Limited received a Certificate of Merit in the "2005 Hong Kong Awards for Industries: Environmental Performance". [2]
- The Company received the Caring Company Award from the Hong Kong Council of Social Service for the fourth year.

March

- GP was ranked by the National Bureau of Statistics of China as No.1 brand in both rechargeable battery and charger, and a Top 3 primary battery brand in terms of sales volume in 2005. [3]

June

- The Company signed a 3-year syndicated loan facility agreement with eleven banks to raise HK$380 million for refinancing existing bank borrowings and general working capital. [4]

二零零六年

一月

- CIH Limited (「CIHL」)宣佈行使認沽期權，將其於奇勝亞洲集團有限公司之全部50%股權售予法國施耐德電氣公司。有關交易已於2006年3月完成。
- GP工業獲新加坡國際企業發展局按公司海外收益選為新加坡100大企業。 [1]
- AC尼爾森之市場調查顯示，GP特強鹼性電池榮獲香港2005年鹼性電池銷量冠軍，而GP充電池及充電器的銷量及銷售額亦名列榜首。

二月

- GP工業及CIHL聯合宣佈，建議由GP工業以協議計劃方式將CIHL私有化。
- 樂庭實業有限公司榮獲2005香港工商業獎: 環保成就優異證書。 [2]
- 本公司連續第四年獲得香港社會服務聯會頒發的「商界展關懷」標誌。

三月

- 按中國國家統計局調查，GP超霸充電池及充電器榮獲2005年全國同類產品銷量第一，亦為一次性電池三大銷量的品牌。 [3]

六月

- 本公司與十一家銀行簽署一項為期三年之3億8千萬港元的銀團貸款協議，用作償還現有銀行貸款和一般營運資金。 [4]

Victor LO Chung Wing GBS, OBE, JP, aged 56, joined Gold Peak Group in 1972 and has been appointed Chairman and Chief Executive since 1990. He is also Chairman of GP Industries Limited and CIH Limited as well as the former Chairman of GP Batteries International Limited from 1990 to 1993. Mr Lo is a member of the Executive Council of the Hong Kong SAR, Chairman of Hong Kong Science and Technology Parks Corporation, Council Chairman of The Hong Kong Polytechnic University, and Chairman of Board of Governors of Hong Kong Design Centre. He is also a member of the Steering Committee on Innovation and Technology, the Greater Pearl River Delta Business Council and the Exchange Fund Advisory Committee. Mr Lo graduated from the Institute of Design of Illinois Institute of Technology in the US with a Bachelor of Science degree in Product Design.

羅仲榮 GBS，OBE，太平紳士，56歲，自1972年效力金山工業集團，1990年起獲委任為主席兼總裁，亦為GP工業有限公司及CIH Limited主席，並曾於1990年至1993年出任金山電池國際有限公司主席。羅氏為香港特別行政區行政會議成員、香港科技園公司主席、香港理工大學校董會主席和香港設計中心監察委員會主席，又出任創新及科技督導委員會成員、大珠三角商務委員會成員及外匯基金諮詢委員會成員。羅氏於美國伊利諾理工學院畢業，持有產品設計理學士學位。

Andrew NG Sung On aged 56, joined Gold Peak Group in 1975 and has been appointed Vice Chairman since 1990. He is the founder of the micro battery and rechargeable battery divisions of Gold Peak Group and was appointed Chairman and Chief Executive of GP Batteries International Limited in 1993. Mr Ng is a Vice Chairman of Hong Kong Critical Components Manufacturers Association. He graduated from Massachusetts Institute of Technology in the US with a Master of Science degree in Chemical Engineering.

吳崇安 56歲，自1975年效力金山工業集團，1990年獲委任為副主席。吳氏為金山工業集團微型及充電式電池部創辦人，於1993年獲委任為金山電池國際有限公司主席兼總裁。吳氏現時為香港關鍵性零部件製造業協會副主席。吳氏於美國麻省理工學院畢業，持有化學工程理學碩士學位。

Kevin LO Chung Ping aged 70, was Chairman of Gold Peak Group from 1983 to 1990. He is currently involved in the advanced electronic technology development of the Group. A veteran in the television broadcasting industry, Mr Lo is also a member of the board and the executive committee of Television Broadcasts Limited.

羅仲炳 70歲，於1983年至1990年出任金山工業集團主席，目前正致力參與發展集團之先進電子科技。羅氏於電視廣播界具資深經驗，現為電視廣播有限公司之董事局及執行委員會成員。

Paul LO Chung Wai aged 58, is one of the co-founders of Gold Peak Group. He has been instrumental in the corporate development of the Group, particularly in the diversification of the Group's business and investment into China and Taiwan. He is Chairman of LTK Industries Limited and COTCO Holdings Limited. Mr Lo is currently the Vice President of Huizhou Association of Enterprises with Foreign Investment of China. He is also the Vice President of The Guangdong Association of Enterprises with Foreign Investment of China.

羅仲煒 58歲，為金山工業集團創辦人之一，在集團之企業發展擔當重要角色，尤其在擴展集團業務及於中國和台灣的投資方面。羅氏亦為樂庭實業有限公司及華剛光電(集團)有限公司之主席。現時，羅氏為中國惠州市外商投資企業協會理事會副會長及廣東外商投資企業協會理事會副會長。

LEUNG Pak Chuen aged 56, joined Gold Peak Group in 1981 and has been appointed an Executive Director since 1990. He is Executive Vice Chairman of GP Industries Limited and an executive director of CIH Limited. Mr Leung has been in the electronics manufacturing industry for over 30 years, and has played an important role in setting up major joint ventures for Gold Peak Group in China in mid 1980s. He is Vice Chairman of Hong Kong Auto Parts Industry Association and a member of the Chartered Institute of Marketing of the UK and The International Institute of Management. He graduated from Chu Hai College in Hong Kong with a bachelor's degree in Business Administration.

梁伯全 56歲，自1981年效力金山工業集團，自1990年獲委任為執行董事，亦為GP工業有限公司執行副主席及CIH Limited執行董事。梁氏從事電子製造業逾30年，對集團於1980年代中期在中國成立多間合資公司擔任重要角色。他現時為香港汽車零部件工業協會副主席，亦為英國特許市務學會及The International Institute of Management會員。梁氏於香港珠海書院畢業，持有工商管理學士學位。

Richard KU Yuk Hing aged 58, joined Gold Peak Group in 1978 and has been appointed an Executive Director since 1990. He is also Vice Chairman of GP Batteries International Limited. He has over 25 years' experience in international marketing in the battery industry. Mr Ku graduated from the Sophia University in Japan with a Bachelor of Science degree in Economics.

顧玉興 58歲，於1978年效力金山工業集團，自1990年獲委任為執行董事，現時亦為金山電池國際有限公司副主席，於電池業累積超過25年之國際市場推廣經驗。顧氏於日本上智大學畢業，持有經濟學理學士學位。

Andrew CHUANG Siu Leung SBS, JP, PhD, FHKIE, aged 58, has been appointed an Executive Director since 1992 and is currently an executive director of GP Industries Limited and a director of GP Technologies Limited of the Group's Technology and Strategic Division. Dr Chuang serves as Chairman of Operations Review Committee of the Independent Commission Against Corruption, Chairman of the Design Council of Hong Kong of Federation of Hong Kong Industries and a member of Legal Aid Services Council. He graduated from Queen Mary College of the University of London with a first class Honours in Bachelor of Electrical (Electronics) Engineering degree and a Doctorate degree in Microwave Engineering.

莊紹綏博士 SBS，太平紳士，香港工程師學會資深會員，58歲，自1992年獲委任為執行董事，亦為GP工業有限公司執行董事及集團旗下科技及策略部之GP科技有限公司董事。莊氏為廉政公署審查貪污舉報諮詢委員會及香港工業總會之設計委員會主席，亦為法律援助服務局成員。莊氏畢業於倫敦大學Queen Mary College，持有電機(電子)工程學士一級榮譽學位及微波工程博士學位。

CHAU Kwok Wai aged 52, joined Gold Peak Group in 1979 and has been appointed an Executive Director since 1993. He is also Vice Chairman and Managing Director of CIH Limited and an executive director of GP Batteries International Limited. He is a fellow member of the Association of Chartered Certified Accountants of the UK. He graduated from the University of Lancaster in the UK with a Master of Arts degree in Accounting and Finance.

周國偉 52歲，自1979年效力金山工業集團，並於1993年獲委任為執行董事，亦為CIH Limited副主席兼董事總經理及金山電池國際有限公司執行董事。周氏為英國特許公認會計師公會資深會員，於英國University of Lancaster畢業，持有會計及財務文學碩士學位。

Raymond WONG Wai Kan aged 54, has been re-designated a Non-executive Director since May 2006. He first joined Gold Peak Group in 1986 and served as General Manager of the Company from 1993 to April 2006. He was appointed an executive director from 1997 to April 2006. He was also formerly an executive director of GP Industries Limited and GP Batteries International Limited. Mr Wong is a member of Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants as well as a fellow member of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries. He is also a Certified Financial Consultant and a Certified Business Administrator of Institute of Financial Consultants (Canada) and Institute of Business Administration (US) respectively.

王維勤 54歲，於2006年5月調任為非執行董事。王氏自1986年加入金山工業集團，於1993年至2006年4月期間出任本公司總經理，並於1997年至2006年4月獲委任為執行董事。王氏亦曾為GP工業有限公司及金山電池國際有限公司執行董事。王氏為香港會計師公會會員，英國特許公認會計師公會、特許秘書及行政人員公會及香港特許秘書公會的資深會員，同時亦為加拿大 Institute of Financial Consultants 之認可財務顧問及美國 Institute of Business Administration之註冊企管師。

Vincent CHEUNG Ting Kau aged 64, has been appointed a Non-executive Director since 1984. He is also a non-executive director of Hong Kong-listed Techtronic Industries Company Limited. A graduate in law from University College London, Mr Cheung has been a practicing solicitor since 1970 and is now the Managing Partner of Vincent T.K.Cheung, Yap & Co., Solicitors. He is qualified to practise in Hong Kong and the UK.

張定球 64歲，自1984年獲委任為非執行董事。張氏亦為香港上市公司創科實業有限公司之非執行董事。張氏在英國London University College取得法律學位，於1970年成為執業律師，現為香港張葉司徒陳律師事務所之首席合夥人，擁有香港及英國執業資格。

LUI Ming Wah SBS, JP, PhD, aged 68, has been appointed an Independent Non-executive Director since 1995. He is an established industrialist serving as the Honorary Chairman of The Hong Kong Electronic Industries Association and Chairman of Hong Kong Shandong Business Association. He is also an Executive Committee Member of the Chinese Manufacturers' Association of Hong Kong, an advisor of Hong Kong International Arbitration Centre, a standing committee member of the Shandong Committee of the Chinese People's Political Consultative Conference ("CPPCC"), a member of the National Committee of the CPPCC and a council member of The Hong Kong Polytechnic University. Dr Lui was elected to the Hong Kong SAR Legislative Council ("LegCo") in May 1998 for a term of two years. He was returned to LegCo in 2000 and again in 2004 for a term of four years each. He obtained his Master and Doctorate degrees from the University of New South Wales in Australia and the University of Saskatchewan in Canada respectively. He is currently Managing Director of Keystone Electronics Co. Ltd.

呂明華博士 SBS，太平紳士，68歲，自1995年獲委任為獨立非執行董事。呂博士為香港知名工業家，現為香港電子業商會榮譽主席及香港山東商會主席，同時為香港中華廠商聯合會常務會董、香港國際仲裁中心顧問、山東省政協常委、全國政協委員以及香港理工大學校董。於1998年5月，呂氏被選為香港特別行政區立法會議員，任期兩年，並於2000年及2004年立法會選舉獲選連任各四年。呂氏持有澳洲新南威爾斯大學碩士學位及加拿大沙省大學博士學位，現時為文明電子有限公司之董事總經理。

Frank CHAN Chi Chung CPA, aged 52, has been appointed an Independent Non-executive Director since 2004. He is currently a group executive director of Hong Kong-listed Techtronic Industries Company Limited. He is also an independent director of Singapore-listed Tsit Wing International Holdings Limited. Mr Chan is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants, an associate of the Taxation Institute of Hong Kong and qualified to practise as a Certified Public Accountant in Hong Kong.

陳志聰 CPA，52歲，由2004年獲委任為獨立非執行董事。陳氏現為香港上市公司創科實業有限公司之集團執行董事，以及新加坡上市公司捷榮國際控股有限公司之獨立董事。陳氏為英國特許公認會計師公會及香港會計師公會資深會員、香港稅務學會會員，並在香港獲得執業會計師資格。

CHAN Kei Biu PhD, aged 58, has been appointed an Independent Non-executive Director since July 2005. Prof Chan has over 30 years' experience in the electronics industry. He is Chairman of The Hong Kong Electronics Industries Association, Group 27 (Automobile components) under Federation of Hong Kong Industries and the Hong Kong Green Manufacturing Alliance. In addition, Prof Chan is a member of the Electronics Projects Vetting Committee for The Innovation and Technology Support Program under the Innovation and Technology Fund, a director of the Automotive Parts and Accessory Systems R&D Centre Limited of the Innovation and Technology Commission, a member of the Electronics / Electrical Appliances Industry Advisory Committee of Hong Kong Trade Development Council and a member of Dongguan City Committee of Guangdong Province of Chinese People's Political Consultative Conference. Prof Chan is a guest professor of Guangdong University of Technology and has been awarded Distinguished Fellow by City University of Hong Kong. He is also Chairman of the Electronic Engineering Departmental Advisory Committee of City University of Hong Kong and a member of the Advisory Board of the Faculty of Engineering of The Chinese University of Hong Kong. Prof Chan obtained both his Bachelor degree in Electrical Engineering and Doctorate degree from Queen Mary College of the University of London. He is presently Chairman and Managing Director of Singapore-listed Surface Mount Technology (Holdings) Limited.

陳其鑣教授 58歲，自2005年7月獲委任為獨立非執行董事。陳氏在電子業界擁有超過逾30年經驗，現任香港電子業商會會長、香港工業總會第27分組（汽車零部件）主席以及香港綠色製造聯盟主席，他亦擔任香港創新及科技基金電子項目評審委員會委員、香港汽車零部件研發中心董事會董事、香港貿易發展局電子及家電業諮詢委員會委員及中國人民政治協商會議廣東省東莞市委員會委員。陳氏獲聘任為廣東工業大學客座教授，並獲香港城市大學頒發傑出學人之榮銜。同時，陳氏是香港城市大學電子工程學系顧問委員會主席，亦是香港中文大學工程學院諮詢委員會委員。陳氏於英國倫敦大學Queen Mary College 取得其電機工程學學士及博士學位。他現任新加坡上市公司新進科技集團有限公司的主席兼董事總經理。

WONG Man Kit aged 46, joined Gold Peak Group in 1991 and is General Manager - Finance as well as Company Secretary of the Company. He is also an executive director of GP Industries Limited and a director of GP Technologies Limited of the Group's Technology and Strategic Division. Mr Wong is a fellow member of both the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Secretaries and Administrators. He graduated from The Chinese University of Hong Kong with a Master degree in Business Administration.

黃文傑 46歲，自1991年效力金山工業集團，現為金山工業之總經理-財務及公司秘書。他同時亦為GP工業有限公司執行董事和集團旗下科技及策略部之GP科技有限公司董事。黃氏為香港會計師公會及特許秘書及行政人員公會資深會員。他於香港中文大學畢業，持工商管理碩士學位。

Brian LI Yiu Cheung aged 53, joined Gold Peak Group in 1981 and is currently Managing Director of GP Industries Limited. Mr Li was a Professional Engineer in Canada with more than 20 years experience in the electronic engineering and manufacturing industry in China and internationally. He is an executive committee member of The Hong Kong Electronic Industries Association and the Hong Kong Electronics Industry Council of Federation of Hong Kong Industries as well as a member of the Advisory Committee (Industry) of the Cooperative Education Centre of City University of Hong Kong, the Academic Advisory Committee of the Department of Industrial Engineering and Logistics Management of The Hong Kong University of Science and Technology. In addition, he is a director of Automotive Parts and Accessory Systems R&D Centre Limited. He holds a bachelor's degree in Electrical Engineering from the University of British Columbia in Canada and a Master degree in Global Business with Deans Honor from The Chinese University of Hong Kong.

李耀祥 53歲，自1981年加入金山工業集團，現時為GP工業有限公司董事總經理。李氏為加拿大英屬哥倫比亞專業工程師協會成員，於中國及國際電子工程及製造業界擁有逾20年經驗。李氏為香港電子業商會執行委員會委員及香港工業總會轄下香港電子業總會執行委員會委員，並擔任香港城市大學協作教育中心工業顧問委員會委員、香港科技大學工業工程及物流管理學系顧問委員會委員、以及汽車零部件研究及發展中心有限公司董事。李氏持有加拿大英屬哥倫比亞大學電機工程學士學位及香港中文大學環球商貿學院榮譽碩士學位。

Parklin HO Pak Nin aged 53, joined Gold Peak Group in 1979 and is currently Director - Global Distribution Strategies of the Company. He is also an executive director of CIH Limited. Mr Ho has been in the electrical industry in Hong Kong for over 20 years. He is Permanent Honorary President of The Hong Kong and Kowloon Electric Trade Association. He graduated from The University of Hong Kong with a bachelor degree in Social Sciences.

何柏年 53歲，自1979年加入金山工業集團，現時為本公司全球分銷策劃總監及CIH Limited執行董事。何氏於電工行業擁有逾20年經驗，為港九電業總會永遠榮譽會長。何氏於香港大學畢業，持有社會科學學士學位。

Allan CHOY Kam Wing aged 62, re-joined Gold Peak Group since 2004 and is currently Chief Operating Officer of GP Batteries International Limited. He was an executive director of GP Industries Limited from 1997 to 1998. Mr Choy has extensive experience in the electronics and battery industries and had held senior management positions in a number of multinational corporations. He was Varta Batteries AG's President of Asia Pacific Operations and Managing Director of VTS Batteries Pte Ltd in Singapore. Mr Choy is a fellow member of the British Institute of Management. He graduated from The University of Hong Kong with a diploma in management studies and obtained a Master degree in Business Administration from the University of Macau.

蔡錦榮 62歲，於2004年重返金山工業集團，現時為金山電池國際有限公司營運總裁。蔡氏曾於1997年至1998年出任GP工業有限公司執行董事。蔡氏於電子及電池業界擁有豐富經驗，並曾於多家跨國企業出任高層管理職位，包括曾任Varta Batteries AG亞太區總裁及新加坡VTS Batteries Pte Ltd董事總經理。蔡氏為British Institute of Management資深會員，持有香港大學管理學文憑，以及澳門大學工商管理學碩士學位。

企業管治常規

本公司致力維持高水平之企業管治，並採納香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載的企業管治常規守則(「守則」)的原則。

除就守則A.2.1及A.4.1之偏離行為外，本公司於截至二零零六年三月三十一日止年度內均遵守守則的守則條文，有關之偏離行為將於以下詳述。

董事局

董事局主要致力於本集團之整體策略及發展。董事局亦監察本集團經營業務之財務表現及內部監控。

於二零零六年三月三十一日，董事局包括九位執行董事(其中一位為主席)，一位非執行董事及三位獨立非執行董事。本公司所有董事之個人資料已載列於本年報第28頁至第32頁。

於截至二零零六年三月三十一日止年度，董事局包括：

執行董事：
羅仲榮 *(主席兼總裁)*
吳崇安
羅仲炳
羅仲煒
梁伯全
顧玉興
莊紹樑
周國偉
王維勤　(於二零零六年五月一日重新委任為非執行董事)

非執行董事：
張定球

獨立非執行董事：
呂明華
陳志聰
陳其鑣　(於二零零五年七月十四日委任)
羅肇強　(於二零零五年五月一日辭任)

主席經徵詢全體董事，首要負責草擬及審批每次董事局會議之議程。開會通知最少於常務會議十四天前發送予各董事，如需要，董事可要求在議程內加插討論事項。召開常務會議時，一套完整議程連同開會文件會在開會前之合理時間內發送予各董事。

董事局及董事委員會之會議紀錄由公司秘書保存並送交予各董事作紀錄。每位董事均有權取得公司秘書之意見及服務，並在合理要求及適當的情況下，要求以本公司經費諮詢獨立專業意見。

CORPORATE GOVERNANCE PRACTICE

The Company is committed to maintaining a high standard of corporate governance and has applied the principles of the code provisions set out in the Code on Corporate Governance Practices (the "Code") in Appendix 14 to The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Throughout the financial year ended March 31, 2006, the Company has complied with the code provisions set out in the Code, except for the deviation from A.2.1 and A.4.1 of the Code, details of which are set out below.

BOARD OF DIRECTORS

The principal focus of the Board is on the overall strategic development of the Group. The Board also monitors the financial performance and the internal controls of the Group's business operations.

As at March 31, 2006, the Board comprised nine executive directors (one of whom is the Chairman), one non-executive director and three independent non-executive directors. The biographical details of all directors of the Company are set out on pages 28 to 32 of this annual report.

During the year ended March 31, 2006, the board of directors (the "Board") comprised:

Executive Directors:
Victor LO Chung Wing *(Chairman & Chief Executive)*
Andrew NG Sung On
Kevin LO Chung Ping
Paul LO Chung Wai
LEUNG Pak Chuen
Richard KU Yuk Hing
Andrew CHUANG Siu Leung
CHAU Kwok Wai
Raymond WONG Wai Kan　(re-designated as non-executive director with effect from May 1, 2006)

Non-Executive Director:
Vincent CHEUNG Ting Kau

Independent Non-Executive Directors:
LUI Ming Wah
Frank CHAN Chi Chung
CHAN Kei Biu　(appointed on July 14, 2005)
John LO Siew Kiong　(resigned on May 1, 2005)

The Chairman is primarily responsible for drawing up and approving the agenda for each board meeting in consultation with all directors. Notice of at least 14 days have been given to all directors for all regular board meetings and the directors can include matters for discussion in the agenda if necessary. Agenda and accompanying board papers in respect of regular board meetings are sent in full to all directors within reasonable time prior to the meeting.

Minutes of board meetings and meetings of board committees are kept by the company secretary and are sent to the directors for records. Each Board member is entitled to have access to the advice and services of the company secretary and, upon reasonable request and in appropriate circumstances, seek independent professional advice at the Company's expenses.

董事局（續）

於截至二零零六年三月三十一日止年度內，董事局已舉行四次全體會議。每位董事之出席情況載列如下：

BOARD OF DIRECTORS (continued)

During the year ended March 31, 2006, four board meetings were held and the attendance of each director is set out as follows:

董事姓名	Name of director	出席／舉行董事局會議次數 Number of board meetings attended/held
羅仲榮	Victor LO Chung Wing	4/4
吳崇安	Andrew NG Sung On	4/4
羅仲炳	Kevin LO Chung Ping	3/4
羅仲煒	Paul LO Chung Wai	4/4
梁伯全	LEUNG Pak Chuen	4/4
顧玉興	Richard KU Yuk Hing	2/4
莊紹樑	Andrew CHUANG Siu Leung	3/4
周國偉	CHAU Kwok Wai	4/4
王維勤	Raymond WONG Wai Kan	4/4
張定球	Vincent CHEUNG Ting Kau	2/4
呂明華	LUI Ming Wah	2/4
陳志聰	Frank CHAN Chi Chung	4/4
陳其鑣	CHAN Kei Biu	1/3 (附註Note)
羅肇強（於二零零五年五月一日辭任）	John LO Siew Kiong (resigned on May 1, 2005)	0/0

附註：於截至二零零六年三月三十一日止年度內及自陳其鑣於二零零五年七月十四日被委任為本公司董事後，董事局共舉行三次會議。

Note: During the year ended March 31, 2006, there were three board meetings held since the appointment of CHAN Kei Biu as the director of the Company on July 14, 2005.

主席及行政總裁

羅仲榮為本公司之主席及行政總裁。守則第A.2.1條規定，主席及行政總裁之角色應加以區分，並不應由同一人兼任，但董事局認為本公司之主要業務已分別上市，並由不同之董事局管理。所以現行之架構不會損害董事局及本集團管理層之間在權力及職權方面之平衡。

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Victor LO Chung Wing is the Chairman & the Chief Executive of the Company. Although A.2.1 of the Code stipulates that the role of chairman and chief executive officer should be separate and should not be performed by the same individual, the Board considers that the present structure will not impair the balance of power and authority between the Board and the management of the Group as the Company's principal businesses are separately listed and each run by a different board of directors.

獨立非執行董事

根據上市規則第3.13條規定，本公司已收到每位獨立非執行董事就其獨立性之年度確認。本公司認為所有獨立非執行董事均屬獨立人士。

INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received from each of the independent non-executive directors an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all the independent non-executive directors to be independent.

委任及重選董事

董事局定期檢討其成員架構、人數及成員組合，務求平衡各方的專業知識、技巧及資歷，以符合本公司的業務要求。

守則A.4.1條規定非執行董事的委任應有指定任期，並須接受重新選舉。現時，本公司之非執行董事並無特定任期，但須根據本公司之組織章程在本公司之股東週年大會輪值告退及須再次參選方可連任。由於非執行董事之委任在到期重選時將被檢討，董事局認為已具備足夠措施以確保本公司之企業管治常規並無較守則之規定寬鬆。

APPOINTMENT AND RE-ELECTION OF DIRECTORS

The Board reviews its own structure, size and composition regularly to ensure that it has a balance of expertise, skills and experience appropriate to the needs of the business of the Company.

A.4.1 of the Code stipulates that non-executive directors should be appointed for a specific term, subject to re-election. Currently, all non-executive directors are not appointed for a specific term and are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the articles of association of the Company. Since their appointment will be reviewed when they are due for re-election, the Board considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those set out in the Code.

董事之提名

由於守則建議之提名委員會之職責及功能已由董事局共同地履行，並無任何董事參與訂定其各自之委任條款，亦無任何獨立非執行董事參與評估其各自之獨立性，因此本公司並無成立提名委員會。

NOMINATION OF DIRECTORS

The Company has not established a nomination committee as the duties and functions of the Nomination Committee recommended in the Code are performed by the Board collectively with no director being involved in fixing his own terms of appointment and no independent non-executive director being involved in assessing his own independence.

審核委員會

審核委員會之主要職責為檢討本集團採納之會計原則及慣例，並就本集團財務報告過程及內部監控制度之有效性進行檢討。

於截至二零零六年三月三十一日止年度，審核委員會包括：

呂明華（主席）
張定球
陳志聰
陳其鑣
羅肇強　（於二零零五年五月一日辭任）

董事局認為各審核委員會成員均具備廣泛營商經驗，審核委員會當中兼備合適之法律、商業及會計專業。審核委員會之架構及成員符合上市規則第3.21條之規定。審核委員會之職權範圍已於二零零五年九月被修改及採納，職權範圍之詳情已刊載於本公司網頁內。

於截至二零零六年三月三十一日止年度內，審核委員會舉行兩次會議。每位成員之出席情況載列如下：

成員姓名		出席／舉行會議次數
呂明華		2/2
陳志聰		2/2
陳其鑣		0/1（附註）
張定球		1/2
羅肇強	（於二零零五年五月一日辭任）	0/0

附註：於截至二零零六年三月三十一日止年度內及自陳其鑣於二零零五年七月十四日被委任為委員會成員後，審核委員會只舉行一次會議。

於截至二零零六年三月三十一日止年度，審核委員會已處理包括審閱截至二零零五年三月三十一日止年度之經審核財務報表及截至二零零五年九月三十日止六個月之未經審核中期財務報告，並向董事局提供建議以待審批等工作。

於截至二零零六年三月三十一日止年度，審核委員會與外聘核數師進行兩次會面。

THE AUDIT COMMITTEE

The main responsibilities of the Audit Committee are to review the accounting principles and practices adopted by the Group and to review the effectiveness of the financial reporting process and internal control system of the Group.

During the year ended March 31, 2006, the Audit Committee comprised:

LUI Ming Wah (Chairman)
Vincent CHEUNG Ting Kau
Frank CHAN Chi Chung
CHAN Kei Biu
John LO Siew Kiong　(resigned on May 1, 2005)

The Board considers that each Audit Committee member has broad commercial experience and there is a suitable mix of expertise in legal, business and accounting in the Audit Committee. The composition and members of the Audit Committee complies with the requirements under Rule 3.21 of the Listing Rules. The terms of reference of the Audit Committee were revised and adopted in September 2005, details of which have been posted on the Company's website.

During the year ended March 31, 2006, two Audit Committee meetings were held and the attendance of each committee member is set out as follows:

Name of member		Number of meetings attended/held
LUI Ming Wah		2/2
Frank CHAN Chi Chung		2/2
CHAN Kei Biu		0/1 (Note)
Vincent CHEUNG Ting Kau		1/2
John LO Siew Kiong	(resigned on May 1, 2005)	0/0

Note: During the year ended March 31, 2006, there was only one Audit Committee meeting held since the appointment of CHAN Kei Biu as the committee member on July 14, 2005.

The work performed by the Audit Committee during the year ended March 31, 2006 included reviewing the audited financial statements for the year ended March 31, 2005 and the unaudited interim financial statements for the six months ended September 30, 2005, with recommendations to the Board for approval.

During the year ended March 31, 2006, the Audit Committee met with the external auditors twice.

薪酬委員會

薪酬委員會之主要職責為檢討及認同董事及高級管理層之薪酬政策，並向董事局就董事及高級管理層之薪酬作出建議。薪酬委員會已採取足夠措施確保並無任何董事參與決定其各自薪酬。

於截至二零零六年三月三十一日止年度，薪酬委員會包括：

陳志聰(主席)
呂明華
陳其鑣
羅仲榮
周國偉

薪酬委員會之職權範圍已於二零零五年九月被採納，職權範圍之詳情已刊載於本公司網頁內。

於截至二零零六年三月三十一日止年度內，薪酬委員會舉行一次會議。每位成員之出席情況載列如下：

THE REMUNERATION COMMITTEE

The main responsibilities of the Remuneration Committee are to review and endorse the remuneration policy of the directors and senior management and to make recommendations to the Board for the remuneration of the directors and senior management. The Remuneration Committee has taken sufficient measures to ensure that no director is involved in deciding his own remuneration.

During the year ended March 31, 2006, the Remuneration Committee comprised:

Frank CHAN Chi Chung (Chairman)
LUI Ming Wah
CHAN Kei Biu
Victor LO Chung Wing
CHAU Kwok Wai

The terms of reference of the Remuneration Committee were adopted in September 2005, details of which have been posted on the Company's website.

During the year ended March 31, 2006, there was one Remuneration Committee meeting and the attendance of each committee member is set out as follows:

成員姓名	Name of member	出席／舉行會議次數 Number of meetings attended/held
陳志聰	Frank CHAN Chi Chung	1/1
呂明華	LUI Ming Wah	1/1
陳其鑣	CHAN Kei Biu	1/1
羅仲榮	Victor LO Chung Wing	1/1
周國偉	CHAU Kwok Wai	1/1

於截至二零零六年三月三十一日止年度，薪酬委員會已處理包括審閱董事及高級管理層之薪酬政策及其薪酬之工作。

The work performed by the Remuneration Committee during the year ended March 31, 2006 included reviewing the remuneration policy of the directors and senior management and the remuneration of the directors and senior management.

董事之證券交易

本公司已就董事進行的證券交易，採納載於上市規則附錄十「董事進行證券交易的標準守則」(「標準守則」)作行為守則。經向本公司所有董事充分諮詢後，本公司確信於期內所有董事已遵守標準守則所規定的準則。

DIRECTORS' SECURITIES TRANSACTIONS

The Company has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" set out in Appendix 10 to the Listing Rules ("Model Code") as its code of conduct regarding the directors' securities transactions. Having made specific enquiry of all directors, the Company confirmed that all directors have complied with the required standard set out in the Model Code throughout the year.

問責及審核

董事局確認須負責為每一財政年度編製能真實及公平地反映本集團業務狀況之財務報表。董事局並不知悉任何重要事件或情況可能質疑本公司持續經營的能力。因此，董事局已按持續經營基準編製本公司的財務報表。

董事局確認，其有責任在本公司年報、中期報告、其他股價敏感公佈、上市規則規定之其他財務披露及向監管者提交的報告以及根據法定要求披露之資料中，提供平衡、清晰及易於理解的評估。

ACCOUNTABILITY AND AUDIT

The Board acknowledges its responsibility to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Group. The Board is not aware of any material uncertainties relating to events or condition that might cast significant doubt upon the Company's ability to continue in business. Accordingly, the Board has prepared the financial statements of the Company on a going concern basis.

The Board acknowledges its responsibility to present a balanced, clear and understandable assessment in the Company's annual and interim reports, other price-sensitive announcements and other financial disclosures required under the Listing Rules, and reports to the regulators as well as information required to be disclosed pursuant to statutory requirements.

內部監控

董事局已就本集團之內部監控制度及其於財務、營運、合規監控及風險管理功能各方面之有效性進行每年檢討。董事局致力落實有效及良好的內部監控系統，保障股東利益及本集團之資產。

INTERNAL CONTROL

The Board has conducted annual review on the system of internal control of the Group and its effectiveness covering the financial, operational, compliance controls and risk management functions. The Board is committed to implementing an effective and sound internal control system to safeguard the interest of shareholders and the Group's assets.

核數師酬金

本集團之外聘核數師德勤•關黃陳方會計師行於截至二零零六年三月三十一日止年度所提供之服務已付及應付之費用如下：

AUDITORS' REMUNERATION

The remuneration paid and payable to Messrs. Deloitte Touche Tohmatsu, external auditors of the Group, for services provided during the year ended March 31, 2006 are as follows:

服務提供	Services rendered	已付／應付費用 Fees paid/payable 千港元 HK$'000
審計服務	Audit Services	4,108
非審計服務	Non-audit services	798
合計	Total	4,906

董事局謹向各股東呈覽截至二零零六年三月三十一日止年度年報及經審核之賬項。

The directors have pleasure in presenting their annual report and the audited financial statements for the year ended March 31, 2006.

主要業務

本公司乃一間投資控股公司，其主要附屬公司及聯營公司之業務分別詳載於賬目附註53及54。

PRINCIPAL ACTIVITIES

The Company acts as an investment holding company. The activities of its principal subsidiaries and associates are set out in notes 53 and 54 to the financial statements respectively.

業績及分配

集團截至二零零六年三月三十一日止年度之業績及公司之分配的細節詳載第47頁之綜合損益表及隨後之賬目附註。本公司已於是年度派發中期股息每股3.0仙給各股東。董事局建議派發末期股息每股3.0仙。在全年股息合計每股6.0仙之基準下，總股息約為32,958,000港元，而是年度之保留溢利之結餘載於賬目附註42。

RESULTS AND APPROPRIATIONS

The results of the Group and appropriations of the Company for the year ended March 31, 2006 are set out in the consolidated income statement on page 47 and the accompanying notes to the financial statements. An interim dividend of 3.0 cents per share was paid to the shareholders during the year. A final dividend of 3.0 cents per share is proposed by the directors. On the basis of 6.0 cents per share for the entire year, total dividends amount to approximately HK$32,958,000 and the balance of the profit for the year is retained as shown in note 42 to the financial statements.

十年財政概況

集團於過去十個財政年度的業績，以及資產與負債的概況詳情載於第10頁及第11頁。

TEN-YEAR FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the past ten financial years is set out on pages 10 and 11.

股本

公司股本於本年度變動之細節詳載於賬目附註40。

SHARE CAPITAL

Details of the changes in share capital of the Company during the year are set out in note 40 to the financial statements.

投資物業

集團及公司之投資物業於本年度變動之細節詳載於賬目附註16。

INVESTMENT PROPERTIES

Details of movements in investment properties of the Group and the Company during the year are set out in note 16 to the financial statements.

物業、廠房及設備

集團於是年度購買約68,957,000港元物業、廠房及設備以發展業務。集團及公司之物業、廠房及設備於本年度變動之細節詳載於賬目附註17。

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group acquired property, plant and equipment of approximately HK$68,957,000 to expand its business. Details of movements in property, plant and equipment of the Group and the Company during the year are set out in note 17 to the financial statements.

捐款

於是年度，集團用作慈善及其他捐獻款項總數約為2,078,000港元。

DONATIONS

During the year, the Group made charitable and other donations totalling approximately HK$2,078,000.

董事及服務合約

於本年度及截至本年報編製日期本公司之董事為：

執行董事：
羅仲榮 *主席兼總裁*
吳崇安 *副主席*
羅仲炳
羅仲煒
梁伯全
顧玉興
莊紹樑
周國偉

非執行董事：
王維勤
(於二零零六年五月一日重新委任為非執行董事，前為執行董事)
張定球
呂明華*
陳志聰*
陳其鑣*
(於二零零五年七月十四日委任)
羅肇強*
(於二零零五年五月一日辭任)

*獨立非執行董事

DIRECTORS AND SERVICE CONTRACTS

The directors of the Company during the year and up to the date of this report were:

Executive directors:
Victor LO Chung Wing, *Chairman & Chief Executive*
Andrew NG Sung On, *Vice Chairman*
Kevin LO Chung Ping
Paul LO Chung Wai
LEUNG Pak Chuen
Richard KU Yuk Hing
Andrew CHUANG Siu Leung
CHAU Kwok Wai

Non-executive directors:
Raymond WONG Wai Kan
(re-designated from executive director to non-executive director on May 1, 2006)
Vincent CHEUNG Ting Kau
LUI Ming Wah*
Frank CHAN Chi Chung*
CHAN Kei Biu*
(appointed on July 14, 2005)
John LO Siew Kiong*
(resigned on May 1, 2005)

*Independent non-executive directors

董事及服務合約（續）
根據公司組織章程細則第95及112條，羅仲煒、梁伯全、顧玉興及莊紹樑在即將召開之股東週年大會上遵章告退，而各人均符合資格，願意膺選連任。

於即將召開之股東週年大會上應選連任之董事，概無與公司及其附屬公司訂立集團不可於一年內無須賠償（法定補償除外）而終止之服務合約。

本公司之非執行董事並無特定任期，但須根據本公司之組織章程在本公司之股東週年大會輪值告退及須再次參選方可連任。

董事在重要合約之權益
於年結日或本年度內任何時間，各董事並未在任何與本公司或其任何附屬公司訂立重大合約中取得任何直接或間接重大利益。

董事及總裁於本公司及其聯營公司證券之權益
於二零零六年三月三十一日，本公司之董事及總裁於本公司及其聯營公司（定義見證券及期貨條例第十五節）之股份、相關股份及債券中，擁有根據證券及期貨條例第十五節須通知本公司及香港聯合交易所有限公司（「香港聯交所」），或根據證券及期貨條例第三五二條須記入該條例所述登記冊，或根據上市公司董事進行證券交易標準守則之規定須通知本公司及香港聯交所之權益及淡倉（包括根據該等條例任何該等董事及總裁已擁有或被當作擁有之權益或淡倉）如下：

(a) 公司股份之權益（好倉）
於二零零六年三月三十一日，各董事及總裁於本公司普通股份之權益如下：

DIRECTORS AND SERVICE CONTRACTS (continued)
In accordance with Articles 95 and 112 of the Company's Articles of Association, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing and Andrew CHUANG Siu Leung are due to retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

No directors being proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or its subsidiaries which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

The non-executive directors are not appointed for a specific term and are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the articles of association of the Company.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE
No contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS IN SECURITIES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS
As at March 31, 2006, the interests and short positions of the directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which are required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange were as follows:

(a) Interest in shares of the Company (long positions)
As at March 31, 2006, the interests of the directors and the chief executive in the ordinary shares of the Company were as follows:

		持有普通股份數目 Number of ordinary shares held			公司已發行股份之百分比 Percentage of issued share capital of the Company
董事	Name of director	個人權益 Personal interests	家族權益 Family interests	權益總數 Total interests	%
羅仲榮	Victor LO Chung Wing	74,951,811	–	74,951,811	13.65
吳崇安	Andrew NG Sung On	69,771,957	417,000	70,188,957	12.78
羅仲炳	Kevin LO Chung Ping	625,000	3,239,066	3,864,066	0.70
羅仲煒	Paul LO Chung Wai	22,611,518	–	22,611,518	4.12
梁伯全	LEUNG Pak Chuen	3,202,581	–	3,202,581	0.58
顧玉興	Richard KU Yuk Hing	2,231,780	–	2,231,780	0.41
莊紹樑	Andrew CHUANG Siu Leung	474,500	–	474,500	0.09
周國偉	CHAU Kwok Wai	275,000	–	275,000	0.05
王維勤	Raymond WONG Wai Kan	1,790,081	–	1,790,081	0.33
張定球	Vincent CHEUNG Ting Kau	1,947,549	–	1,947,549	0.35
呂明華	LUI Ming Wah	–	–	–	–
陳志聰	Frank CHAN Chi Chung	–	–	–	–
陳其鑣	CHAN Kei Biu	–	–	–	–

董事及總裁於本公司及其聯營公司證券之權益（續）

(b) 公司之聯營公司股份權益（好倉）

於二零零六年三月三十一日，各董事及總裁於GP工業有限公司（「GP工業」）佔49.1%權益之聯營公司金山電池國際有限公司（「金山電池」）及佔67.9%權益之附屬公司CIH Limited（「CIHL」），以及金山電池佔79.6%權益之附屬公司金山電能科技股份有限公司（「金山電能」）以及公司佔87.1%權益之附屬公司GP工業直接或間接擁有之股份權益如下：

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS IN SECURITIES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS (continued)

(b) Interests in shares of the Company's associated corporations (long positions)

As at March 31, 2006, the direct and indirect beneficial interests of the directors and the chief executive in the shares of GP Batteries International Limited ("GPBI"), a 49.1% owned associate of GP Industries Limited ("GP Ind"), CIH Limited ("CIHL"), a 67.9% owned subsidiary of GP Ind, and Gold Peak Industries (Taiwan) Limited ("GPIT"), a 79.6% owned subsidiary of GPBI, and GP Ind, a 87.1% owned subsidiary of the Company, were as follows:

		持有普通股份數目及其已發行股份之百分比 Number of ordinary shares and percentage of their issued share capital held							
		金山電池 GPBI		金山電能 GPIT		CIHL		GP工業 GP Ind	
董事	Name of director	Number	%	Number	%	Number	%	Number	%
羅仲榮	Victor LO Chung Wing	200,000	0.18	–	–	–	–	–	–
吳崇安	Andrew NG Sung On	833,332	0.76	500,000	0.25	100,000	0.08	–	–
羅仲炳	Kevin LO Chung Ping	–	–	–	–	–	–	–	–
羅仲煒	Paul LO Chung Wai	80,000	0.07	–	–	–	–	–	–
梁伯全	LEUNG Pak Chuen	–	–	–	–	–	–	1,608,000	0.35
顧玉興	Richard KU Yuk Hing	141,000	0.13	200,000	0.10	–	–	70,000	0.02
莊紹樑	Andrew CHUANG Siu Leung	–	–	–	–	–	–	45,000	0.01
周國偉	CHAU Kwok Wai	–	–	–	–	152,000	0.12	–	–
王維勤	Raymond WONG Wai Kan	374,000	0.34	100,000	0.05	233,363	0.18	390,000	0.08
張定球	Vincent CHEUNG Ting Kau	20,000	0.02	–	–	–	–	–	–
呂明華	LUI Ming Wah	–	–	–	–	–	–	–	–
陳志聰	Frank CHAN Chi Chung	–	–	–	–	–	–	–	–
陳其鑣	CHAN Kei Biu	–	–	–	–	–	–	–	–

除以上所披露外，於二零零六年三月三十一日，董事及總裁或其關連人士於公司或根據證券及期貨條例定義之聯營公司之證券沒有任何權益。

Save as disclosed above, as at March 31, 2006, none of the directors, the chief executive or their associates had any interest in the securities of the Company or any of its associated corporations as defined in SFO.

董事及總裁購買股份或債券之權利
本公司、GP工業、CIHL及金山電池購股權計劃之詳情詳載於賬目附註41。

於是年度，授予本公司董事之本公司、GP工業、CIHL及金山電池購股權數目之變動表列如下：

DIRECTORS' AND CHIEF EXECUTIVE'S RIGHTS TO ACQUIRE SHARES OR DEBENTURES
Particulars of the share option schemes of the Company, GP Ind, CIHL and GPBI are set out in note 41 to the financial statements.

The following tables disclose the movements in the number of share options of the Company, GP Ind, CIHL and GPBI, which have been granted to the directors of the Company, during the year:

(a) 本公司購股權計劃

(a) The Company's share option scheme:

					購股權數目 Number of option shares			
董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 港元 Exercise price HK$	於二零零五年四月一日尚未行使 Outstanding at 4.1.2005	是年度行使 Exercised during the year	是年度期滿 Lapsed during the year	於二零零六年三月三十一日尚未行使 Outstanding at 3.31.2006
羅仲榮	Victor LO Chung Wing	5.8.2000	5.8.2000-5.7.2005	1.41	1,250,000	(1,250,000)	–	–
		3.30.2001	3.30.2001-3.29.2006	1.45	1,250,000	–	(1,250,000)	–
		10.2.2003	10.2.2003-10.1.2008	1.84	1,600,000	–	–	1,600,000
吳崇安	Andrew NG Sung On	5.8.2000	5.8.2000-5.7.2005	1.41	1,000,000	(1,000,000)	–	–
		3.30.2001	3.30.2001-3.29.2006	1.45	1,000,000	–	(1,000,000)	–
		10.2.2003	10.2.2003-10.1.2008	1.84	1,600,000	–	–	1,600,000
羅仲炳	Kevin LO Chung Ping	5.8.2000	5.8.2000-5.7.2005	1.41	625,000	(625,000)	–	–
		3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–	(625,000)	–
		10.18.2002	4.18.2003-10.17.2007	1.17	650,000	–	–	650,000
		10.2.2003	10.2.2003-10.1.2008	1.84	1,000,000	–	–	1,000,000
羅仲煒	Paul LO Chung Wai	5.8.2000	5.8.2000-5.7.2005	1.41	625,000	(625,000)	–	–
		3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–	(625,000)	–
		10.18.2002	4.18.2003-10.17.2007	1.17	650,000	–	–	650,000
		10.2.2003	10.2.2003-10.1.2008	1.84	1,000,000	–	–	1,000,000
顧玉興	Richard KU Yuk Hing	10.2.2003	10.2.2003-10.1.2008	1.84	500,000	–	–	500,000
莊紹樑	Andrew CHUANG Siu Leung	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–	(625,000)	–
		10.2.2003	10.2.2003-10.1.2008	1.84	500,000	–	–	500,000
周國偉	CHAU Kwok Wai	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–	(625,000)	–
		10.18.2002	4.18.2003-10.17.2007	1.17	500,000	–	–	500,000
		10.2.2003	10.2.2003-10.1.2008	1.84	600,000	–	–	600,000
王維勤	Raymond WONG Wai Kan	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–	(625,000)	–
		10.2.2003	10.2.2003-10.1.2008	1.84	1,000,000	–	–	1,000,000
張定球	Vincent CHEUNG Ting Kau	10.18.2002	4.18.2003-10.17.2007	1.17	300,000	–	–	300,000
		10.2.2003	10.2.2003-10.1.2008	1.84	400,000	–	–	400,000
呂明華	LUI Ming Wah	10.18.2002	4.18.2003-10.17.2007	1.17	250,000	–	–	250,000
		10.2.2003	10.2.2003-10.1.2008	1.84	300,000	–	–	300,000

董事及總裁購買股份或債券之權利（續）

DIRECTORS' AND CHIEF EXECUTIVE'S RIGHTS TO ACQUIRE SHARES OR DEBENTURES (continued)

(b) GP工業購股權計劃：

(b) GP Ind's share option scheme:

董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 坡元 Exercise price S$	於二零零五年四月一日及二零零六年三月三十一日尚未行使購股權數目 Number of option shares outstanding at 4.1.2005 and 3.31.2006
羅仲榮	Victor LO Chung Wing	4.14.2000	4.14.2002-4.13.2010	0.456	300,000
		4.4.2001	4.4.2003-4.3.2011	0.620	600,000
		8.14.2002	8.14.2003-8.13.2012	0.550	384,000
		9.15.2003	9.15.2004-9.14.2013	0.880	384,000
		7.5.2004	7.5.2005-7.4.2014	1.030	400,000
梁伯全	LEUNG Pak Chuen	9.15.2003	9.15.2004-9.14.2013	0.880	350,000
		7.5.2004	7.5.2005-7.4.2014	1.030	380,000
莊紹樑	Andrew CHUANG Siu Leung	4.14.2000	4.14.2002-4.13.2010	0.456	110,000
		4.4.2001	4.4.2003-4.3.2011	0.620	200,000
		8.14.2002	8.14.2003-8.13.2012	0.550	130,000
		9.15.2003	9.15.2004-9.14.2013	0.880	130,000
		7.5.2004	7.5.2005-7.4.2014	1.030	150,000
周國偉	CHAU Kwok Wai	7.5.2004	7.5.2005-7.4.2014	1.030	180,000
王維勤	Raymond WONG Wai Kan	4.14.2000	4.14.2002-4.13.2010	0.456	110,000
		4.4.2001	4.4.2003-4.3.2011	0.620	220,000
		8.14.2002	8.14.2003-8.13.2012	0.550	140,000
		9.15.2003	9.15.2004-9.14.2013	0.880	140,000
		7.5.2004	7.5.2005-7.4.2014	1.030	180,000

(c) CIHL購股權計劃：

(c) CIHL's share option scheme:

董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 坡元 Exercise price S$	於二零零五年四月一日及二零零六年三月三十一日尚未行使購股權數目 Number of option shares outstanding at 4.1.2005 and 3.31.2006
羅仲榮	Victor LO Chung Wing	5.25.2000	5.25.2002-5.24.2010	2.025	200,000
周國偉	CHAU Kwok Wai	5.25.2000	5.25.2002-5.24.2010	2.025	160,000

董事及總裁購買股份或債券之權利（續）

DIRECTORS' AND CHIEF EXECUTIVE'S RIGHTS TO ACQUIRE SHARES OR DEBENTURES (continued)

(d) 金山電池購股權計劃：

(d) GPBI's share option scheme:

董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 坡元 Exercise price S$	於二零零五年四月一日及二零零六年三月三十一日尚未行使購股權數目 Number of option shares outstanding at 4.1.2005 and 3.31.2006
吳崇安	Andrew NG Sung On	3.17.2000	3.17.2002-3.16.2010	1.410	200,000
		10.11.2000	10.11.2002-10.10.2010	1.600	200,000
		8.5.2002	8.5.2004-8.4.2012	1.250	190,000
		6.25.2003	6.25.2005-6.24.2013	2.500	190,000
顧玉興	Richard KU Yuk Hing	6.25.2003	6.25.2005-6.24.2013	2.500	170,000
王維勤	Raymond WONG Wai Kan	8.5.2002	8.5.2004-8.4.2012	1.250	120,000
		6.25.2003	6.25.2005-6.24.2013	2.500	120,000

除以上所披露外，於二零零六年三月三十一日，本公司之董事及總裁沒有於本公司或其聯營公司（定義見證券及期貨條例第十五節）之股份、相關股份或債券中，擁有根據證券及期貨條例第十五節須通知本公司及香港聯交所，或根據證券及期貨條例第三五二條須記入該條例所述登記冊，或根據上市公司董事進行證券交易標準守則之規定須通知本公司及香港聯交所之權益或淡倉（包括根據該等條例任何該等董事及總裁，已擁有或被當作擁有之權益或淡倉）。

Saved as disclosed above, as at March 31, 2006, none of the directors or chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange.

除以上所披露外，在是年度任何期間，公司或其任何附屬公司沒有參與任何安排以令公司之董事或總裁或其個別有關人仕可透過購買公司或任何法人團體之股份或債券而取得利益。

Save as disclosed above, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the directors or the chief executive or their respective associates of the Company to acquire benefits by means of acquisition of shares in, or debentures of, the Company or any other body corporate.

除以上所披露外，沒有董事及總裁，或其配偶及其18歲以下子女，有權認購本公司之證券，或於本年度行使此等權利。

Save as disclosed above, none of directors and chief executive, or their spouse and children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right during the year.

主要股東

於二零零六年三月三十一日，下列人士(本公司之董事或總裁除外)擁有根據證券及期貨條例第336條須通知本公司之本公司股份或相關股份之權益或淡倉，或直接或間接地擁有可於本公司股東大會上任何情況下進行投票權利之任何類別股本面值5%或以上：

SUBSTANTIAL SHAREHOLDER

As at March 31, 2006, the following person (not being a director or chief executive of the Company) had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under section 336 of the SFO, or who was, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company:

股東 Name of shareholder	身份 Capacity	持有普通股數目 Number of ordinary shares held	公司已發行股份之百分比 Percentage of issued share capital of the Company
Schneider Electric Industries, S.A.	Beneficial owner	54,564,000	9.93%

除以上所披露者外，於二零零六年三月三十一日，公司董事或總裁沒有察覺任何人士(惟本公司之董事或總裁除外)擁有根據證券及期貨條例第十五節須通知本公司之本公司股份或相關股份之權益或淡倉，或任何人士直接或間接地擁有可於本公司股東大會上任何情況下進行投票權利之任何類別股本面值5%或以上。

Saved as disclosed above, as at March 31, 2006, the directors and the chief executive of the Company are not aware of any person (other than a director or chief executive of the Company) who had any interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Part XV of the SFO, or who was, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

可換股證券、購股權、認股權證或類似權利

除財務報表附註41所述之購股權外，本公司於二零零六年三月三十一日，概無尚未行使之可換股證、購股權、認股權證或其他類似權利。於是年度，並無可換股證、購股權、認股權證或類似權利獲行使。

CONVERTIBLE SECURITIES, OPTIONS, WARRANTS OR SIMILAR RIGHTS

Other than share options as set out in note 41 to the financial statements, the Company had no outstanding convertible securities, options, warrants or other similar rights as at March 31, 2006 and there had been no exercise of convertible securities, options, warrants or similar rights during the year.

退休福利計劃

集團退休福利計劃之細節詳載於賬目附註43。

RETIREMENT BENEFIT SCHEMES

Details of the retirement benefit schemes of the Group are set out in note 43 to the financial statements.

公司上市證券之買賣及贖回

於是年度，公司及其任何附屬公司沒有買賣或贖回公司之任何上市證券。

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

主要供應商及客户

集團對最大客戶及五位最大客戶所提供之總銷售分別佔本集團全年之總營業額26%及44%。

集團對最大供應商及五位最大供應商所作出之總採購分別佔本集團全年之總採購額31%及50%。

除以上所披露外，沒有董事、其有關人仕、或任何股東(董事得知其持有多於5%本公司股本者)於五位最大客戶或供應商中有任何權益。

MAJOR SUPPLIERS AND CUSTOMERS

The aggregate sales attributable to the Group's largest customer and five largest customers accounted for 26% and 44% respectively of the Group's total turnover for the year.

The aggregate purchases attributable to the Group's largest supplier and five largest suppliers accounted for 31% and 50% respectively of the Group's total purchases for the year.

Save as disclosed above, none of the directors, their associates, or any shareholder (which to the knowledge of the directors owns more than 5% of the Company's share capital) has any interest in the Group's five largest customers or suppliers.

公眾持股量

根據本公司獲得之公開資料並就本公司董事所知，本公司於刊發本年報之日已維持公眾持股量不少於上市規則規定之公司已發行股本之25%。

PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of the directors, as at the date of this report, there is sufficient public float of not less than 25% of the Company's issued shares as required under the Listing Rules.

資產負債表結算日後事項

重要的資產負債表結算日後事項之詳情載於賬目附註52。

POST BALANCE SHEET EVENTS

Details of significant events occurring after the balance sheet date are set out in note 52 to the financial statements.

核數師

德勤•關黃陳方會計師行於過去三年為本公司之核數師。

公司將於股東週年大會上提呈決議案批准其繼續聘任。

AUDITORS

Messrs. Deloitte Touche Tohmatsu have acted as auditors of the Company for the past three years.

A resolution will be submitted to the annual general meeting of the Company to re-appoint them.

承董事局命

On behalf of the Board

羅仲榮
主席兼總裁
二零零六年六月十四日

Victor LO Chung Wing
Chairman & Chief Executive
June 14, 2006

Deloitte.
德勤

致金山工業(集團)有限公司股東
(於香港註冊成立之有限公司)

本核數師行已完成審核刊載於第47頁至第129頁按照香港普遍採納之會計準則編製的財務報表。

董事及核數師的個別責任
公司條例規定董事須編製真實與公平的財務報表。在編製該等財務報表時，董事必須貫徹採用合適的會計政策。

本行的責任是根據本行審核工作的結果，對該等財務報表作出獨立的意見，並按照公司條例第141條規定，只向整體股東報告。除此以外，本行的報告不可用作其他用途。本行概不就本報告的內容，對任何其他人士負責或承擔法律責任。

意見的基礎
本行是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報表時所作的重大估計和判斷、所釐定的會計政策是否適合 貴公司及 貴集團的具體情況、及有否貫徹應用並足夠地披露該等會計政策。

本行在策劃和進行審核工作時，均以取得一切本行認為必需的資料及解釋為目標，使本行能獲得充份的憑證，就該等財務報表是否存有重要錯誤陳述，作出合理的確定。在作出意見時，本行亦已衡量該等財務報表所載的資料在整體上是否足夠。本行相信，本行的審核工作已為下列意見建立合理的基礎。

意見
本行認為，上述的財務報表均真實與公平地反映 貴公司及 貴集團於二零零六年三月三十一日的財政狀況及 貴集團截至該日止年度的溢利和現金流量，並已按照公司條例妥善編製。

德勤 • 關黃陳方會計師行
執業會計師
香港
二零零六年六月十四日

TO THE SHAREHOLDERS OF GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED
金山工業(集團)有限公司
(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 47 to 129 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors
The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion
We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Group and the Company, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion, the financial statements give a true and fair view of the state of affairs of the Group and the Company as at March 31, 2006 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
June 14, 2006

CONSOLIDATED INCOME STATEMENT

		附註 NOTES	2006 千港元 HK$'000	2005 千港元 HK$'000 (重新編列) (Restated)
營業額	**Turnover**	7	**2,002,303**	2,179,181
銷售成本	Cost of sales		**(1,583,485)**	(1,701,251)
毛利	**Gross profit**		**418,818**	477,930
其他收入	Other income		**191,848**	173,037
銷售及分銷支出	Selling and distribution expenses		**(187,392)**	(222,361)
行政支出	Administrative expenses		**(293,091)**	(330,878)
其他支出	Other expense	8	**–**	(3,885)
投資淨收益	*Net investment gain*	9	**186**	27,068
財務成本	Finance costs	10	**(122,826)**	(79,355)
所佔聯營公司業績	Share of results of associates		**110,028**	86,821
所佔共同控制公司業績	Share of results of jointly controlled entities		**(26,176)**	(56,572)
應當出售部份附屬公司權益之虧損	Loss on deemed partial disposal of subsidiaries		**(784)**	(3,019)
應當出售部份聯營公司權益之虧損	Loss on deemed partial disposal of associates		**(145)**	–
應當出售／出售附屬公司權益之收益(虧損)	Gain (loss) on deemed disposal/disposal of subsidiaries		**7,583**	(666)
出售聯營公司之收益	Gain on disposal of associates		**–**	44,115
攤銷購入聯營公司引發之溢價	Amortisation of goodwill on acquisition of associates		**–**	(4,227)
變現購入聯營公司引發之折讓	Release of negative goodwill on acquisition of associates		**–**	985
出售一間附屬公司部份權益之虧損	Loss on disposal of partial interest of a subsidiary		**–**	(4,703)
除税前溢利	**Profit before taxation**	11	**98,049**	104,290
税項	**Taxation**	13	**(25,487)**	(15,641)
全年溢利	**Profit for the year**		**72,562**	88,649
歸屬於：	**Attributable to:**			
本公司資本股東	Equity shareholders of the Company		**61,672**	65,877
少數股東權益	Minority interests		**10,890**	22,772
			72,562	88,649
股息	**Dividends**	14		
中期	Interim		**16,479**	21,953
建議末期	Proposed final		**16,479**	16,479
			32,958	38,432
每股盈利	**Earnings per share**	15		
基本(港仙)	Basic		**11.23 cents**	12.10 cents
攤薄(港仙)	Diluted		**11.14 cents**	11.41 cents

CONSOLIDATED BALANCE SHEET

		附註 NOTES	2006 千港元 HK$'000	2005 千港元 HK$'000 (重新編列) (Restated)
非流動資產	**Non-current assets**			
投資物業	Investment properties	16	**105,700**	104,130
物業、廠房及設備	Property, plant and equipment	17	**305,558**	381,296
預付租賃款項	Prepaid lease payments	18	**37,820**	36,408
所佔聯營公司權益	Interests in associates	20	**1,408,147**	1,218,312
所佔共同控制公司權益	Interests in jointly controlled entities	21	**–**	322,501
非上市股本投資	Unlisted equity investment	22	**197,336**	275,298
證券投資	Investments in securities	23	**–**	149,538
可供出售投資	Available-for-sale investments	24	**367,554**	–
商標	Trademarks	25	**48,102**	52,284
給貿易夥伴之借款	Advances to trade associates	26	**–**	113,998
長期應收賬項	Long term receivables	27	**614,658**	647,900
遞延支出	Deferred expenditure	28	**38,802**	30,915
商譽	Goodwill	29	**35,142**	77,038
遞延税項資產	Deferred taxation assets	39	**15,234**	15,889
			3,174,053	3,425,507
流動資產	**Current assets**			
存貨	Inventories	31	**277,228**	387,524
應收賬項、應收票據及預付款項	Debtors, bills receivable and prepayments	32	**976,220**	1,105,361
證券投資	Investments in securities	23	**–**	233,901
預付租賃款項	Prepaid lease payments	18	**951**	894
應收股息	Dividends receivable		**3,947**	17,057
可收回税項	Taxation recoverable		**892**	2,852
衍生金融工具	Derivative financial instruments	33	**21,344**	–
銀行結存、存款及現金	Bank balances, deposits and cash	34	**791,476**	348,827
			2,072,058	2,096,416
流動負債	**Current liabilities**			
應付賬項及費用	Creditors and accrued charges	35	**656,301**	764,069
財務租賃責任	Obligations under finance leases	36	**3,487**	4,823
税項	Taxation payable		**17,616**	19,446
銀行貸款、透支及商業信貸	Bank loans, overdrafts and import loans	37	**1,018,967**	1,392,649
衍生金融工具	Derivative financial instruments	33	**2,451**	–
			1,698,822	2,180,987
流動資產(負債)淨值	**Net current assets (liabilities)**		**373,236**	(84,571)
總資產減去流動負債	**Total assets less current liabilities**		**3,547,289**	3,340,936
非流動負債	**Non-current liabilities**			
借款	Borrowings	38	**1,577,438**	1,209,600
遞延税項負債	Deferred taxation liabilities	39	**10,980**	16,942
			1,588,418	1,226,542
資產淨值	**Net assets**		**1,958,871**	2,114,394
資本及儲備	**Capital and reserves**			
股本	Share capital	40	**274,643**	272,630
儲備	Reserves	42	**905,757**	993,204
本公司股東應佔之權益	Equity attributable to shareholders of the Company		**1,180,400**	1,265,834
上市附屬公司購股權儲備	Share option reserve of listed subsidiary		**4,654**	3,595
少數股東權益	Minority interests		**773,817**	844,965
權益總額	**Total equity**		**1,958,871**	2,114,394

第47頁至第129頁所示之賬目，已於二零零六年六月十四日由董事局通過，並由以下董事代表署名：

The financial statements on pages 47 to 129 were approved and authorised for issue by the Board of Directors on June 14, 2006 and are signed on its behalf by:

羅仲榮
董事

吳崇安
董事

Victor LO Chung Wing
Director

Andrew NG Sung On
Director

		附註 NOTES	2006 千港元 HK$'000	2005 千港元 HK$'000 (重新編列) (Restated)
非流動資產	**Non-current assets**			
投資物業	Investment properties	16	**23,000**	20,000
物業、廠房及設備	Property, plant and equipment	17	**24,553**	22,374
所佔附屬公司權益	Investments in subsidiaries	19	**1,306,492**	1,307,071
			1,354,045	1,349,445
流動資產	**Current assets**			
應收賬項及預付款項	Debtors and prepayments		**88,404**	91,482
附屬公司欠款	Amounts due from subsidiaries	19	**603,278**	621,175
可收回税項	Taxation recoverable		**806**	806
銀行結存、存款及現金	Bank balances, deposits and cash	34	**87,470**	35,264
			779,958	748,727
流動負債	**Current liabilities**			
應付賬項及費用	Creditors and accrued charges		**10,344**	21,138
財務租賃責任	Obligations under finance leases	36	**184**	1,397
銀行貸款	Bank loans	37	**533,450**	510,026
衍生金融工具	Derivative financial instruments	33	**2,255**	–
			546,233	532,561
流動資產淨值	**Net current assets**		**233,725**	216,166
總資產減去流動負債	**Total assets less current liabilities**		**1,587,770**	1,565,611
非流動負債	**Non-current liabilities**			
借款	Borrowings	38	**546,798**	507,437
欠附屬公司款項	Amounts due to subsidiaries	19	**17,677**	12,224
			564,475	519,661
資產淨值	**Net assets**		**1,023,295**	1,045,950
資本及儲備	**Capital and reserves**			
股本	Share capital	40	**274,643**	272,630
儲備	Reserves	42	**748,652**	773,320
股東資金	**Shareholders' funds**		**1,023,295**	1,045,950

羅仲榮
董事

吳崇安
董事

Victor LO Chung Wing
Director

Andrew NG Sung On
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		股本 Share capital	股本溢價 Share premium	法定盈餘 Legal surplus (附註42) (note 42)	物業重估儲備 Properties revaluation reserve	換算儲備 Translation reserve	商譽儲備 Goodwill reserve	股本儲備 Capital reserve	股本贖回儲備 Capital redemption reserve	股息儲備 Dividend reserve	保留溢利 Retained profits	歸屬於本公司股本股東 Attributable to equity shareholders of the Company	上市附屬公司購股權儲備 Share option reserve of listed subsidiary	少數股東權益 Minority interests	合計 Total
		千港元 HK$'000	千港元 HK$'000	千港元 HK$'000	千港元 HK$'000	千港元 HK$'000	千港元 HK$'000	千港元 HK$'000	千港元 HK$'000	千港元 HK$'000	千港元 HK$'000	千港元 HK$'000	千港元 HK$'000	千港元 HK$'000	千港元 HK$'000
集團	**THE GROUP**														
於二零零四年四月一日	At April 1, 2004														
－如前所載	– as originally stated	271,095	456,971	11,303	100,603	(143,886)	(538,633)	582	35,358	54,298	1,030,696	1,278,387	–	272,836	1,551,223
－會計政策變動之影響（附註2及3）	– effect of change in accounting policies (notes 2 and 3)	–	–	–	–	1,955	–	–	–	–	(6,777)	(4,822)	766	–	(4,056)
－重新編列	– as restated	271,095	456,971	11,303	100,603	(141,931)	(538,633)	582	35,358	54,298	1,023,919	1,273,565	766	272,836	1,547,167
貨幣調整	Currency realignment	–	–	–	–	(6,701)	–	–	–	–	–	(6,701)	–	155	(6,546)
所佔聯營公司及共同控制公司儲備	Share of reserves of associates and jointly controlled entities	–	–	–	–	(1,541)	–	–	–	–	–	(1,541)	–	6,351	4,810
於股本直接確認之淨支出	Net expense recognised directly in equity	–	–	–	–	(8,242)	–	–	–	–	–	(8,242)	–	6,506	(1,736)
出售聯營公司所變現	Realised upon disposal of an associate	–	–	–	–	5,440	–	(293)	–	–	–	5,147	–	–	5,147
全年溢利	Profit for the year	–	–	–	–	–	–	–	–	–	65,877	65,877	–	22,772	88,649
全年已確認總收入及支出	Total recognised income and expense for the year	–	–	–	–	(2,802)	–	(293)	–	–	65,877	62,782	–	29,278	92,060
發行新股	Issue of shares	1,535	–	–	–	–	–	–	–	–	–	1,535	–	–	1,535
發行新股溢價（扣除開支）	Premium on issue of shares, net of expenses	–	3,365	–	–	–	–	–	–	–	–	3,365	–	–	3,365
轉入儲備	Transfer of reserves	–	–	988	–	–	–	–	–	–	(988)	–	–	–	–
購股權支出	Share option expense	–	–	–	–	–	–	–	–	–	–	–	1,796	265	2,061
所佔聯營公司儲備	Share of reserve of associates	–	–	–	–	–	–	838	–	–	–	838	1,033	153	2,024
視當出售一間附屬公司部份權益之虧損	Loss on deemed partial disposal of a subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	3,019	3,019
購入附屬公司	Acquisition of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	811,532	811,532
增購附屬公司權益	Acquisition of additional interest in subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	(244,910)	(244,910)
少數股東提供股本	Capital contribution by minority interests	–	–	–	–	–	–	–	–	–	–	–	–	33,181	33,181
付予少數股東股息	Dividend paid to minority interests	–	–	–	–	–	–	–	–	–	–	–	–	(60,389)	(60,389)
已派發股息	Dividend paid														
－二零零四年末期股息	– 2004 final dividend	–	–	–	–	–	–	–	–	(27,149)	(72)	(27,221)	–	–	(27,221)
－二零零四年特別股息	– 2004 special dividend	–	–	–	–	–	–	–	–	(27,149)	(72)	(27,221)	–	–	(27,221)
－二零零五年中期股息	– 2005 interim dividend	–	–	–	–	–	–	–	–	–	(21,809)	(21,809)	–	–	(21,809)
建議股息	Dividend proposed														
－二零零五年末期股息	– 2005 final dividend	–	–	–	–	–	–	–	–	16,479	(16,479)	–	–	–	–
		1,535	3,365	988	–	–	–	838	–	(37,819)	(39,420)	(70,513)	2,829	542,851	475,167
於二零零五年三月三十一日	At March 31, 2005	272,630	460,336	12,291	100,603	(144,733)	(538,633)	1,127	35,358	16,479	1,050,376	1,265,834	3,595	844,965	2,114,394

		股本 Share capital	股本溢價 Share premium	法定盈餘 Legal surplus (附註42) (note 42)	物業重估儲備 Properties revaluation reserve	換算儲備 Translation reserve	商譽儲備 Goodwill reserve	股本儲備 Capital reserve	股本贖回儲備 Capital redemption reserve	可供出售投資儲備 Available-for-sale investment reserve	股息儲備 Dividend reserve	保留溢利 Retained profits	歸屬於本公司股本股東 Attributable to equity shareholders of the Company	上市附屬公司購股權儲備 Share option reserve of listed subsidiary	少數股東權益 Minority interests	合計 Total
		千港元 HK$'000	千港元 HK$'000	千港元 HK$'000	千港元 HK$'000	千港元 HK$'000	千港元 HK$'000	千港元 HK$'000	千港元 HK$'000	千港元 HK$'000	千港元 HK$'000	千港元 HK$'000	千港元 HK$'000	千港元 HK$'000	千港元 HK$'000	千港元 HK$'000
於二零零五年三月三十一日	At March 31, 2005															
－如前所載	– as originally stated	272,630	460,336	12,291	100,603	(147,739)	(538,633)	1,127	35,358	–	16,479	1,061,571	1,274,023	–	844,965	2,118,988
－會計政策變動之影響（附註2及3）	– effect of changes in *accounting policies* (notes 2 and 3)	–	–	–	–	3,006	–	–	–	–	–	(11,195)	(8,189)	3,595	–	(4,594)
－重新編列	– as restated	272,630	460,336	12,291	100,603	(144,733)	(538,633)	1,127	35,358	–	16,479	1,050,376	1,265,834	3,595	844,965	2,114,394
採納新會計政策之前期調整（附註2及3）	Prior year adjustments arising from adoption of new accounting policies (notes 2 and 3)	–	–	–	–	–	538,633	–	–	–	–	(507,685)	30,948	–	(320)	30,628
於二零零五年四月一日（重新編列）	At April 1, 2005, as restated	272,630	460,336	12,291	100,603	(144,733)	–	1,127	35,358	–	16,479	542,691	1,296,782	3,595	844,645	2,145,022
貨幣調整	Currency realignment	–	–	–	–	(53,349)	–	–	–	–	–	–	(53,349)	–	(9,588)	(62,937)
所佔聯營公司儲備	Share of reserves of associates	–	–	–	–	381	–	–	–	(8,541)	–	–	(8,160)	–	(1,118)	(9,278)
可出售投資公平值之變動	Change in fair value of available-for-sale investments	–	–	–	–	–	–	–	–	(110,044)	–	–	(110,044)	–	(28,930)	(138,974)
於股本直接確認之淨支出	Net expense recognised directly in equity	–	–	–	–	(52,968)	–	–	–	(118,585)	–	–	(171,553)	–	(39,636)	(211,189)
出售聯營公司及共同控制公司	Disposal of associates and jointly controlled entities	–	–	–	–	20,166	–	–	–	–	–	–	20,166	–	–	20,166
全年溢利	Profit for the year	–	–	–	–	–	–	–	–	–	–	61,672	61,672	–	10,890	72,562
全年已確認總收入及支出	Total recognised income and expense for the year	–	–	–	–	(32,802)	–	–	–	(118,585)	–	61,672	(89,715)	–	(28,746)	(118,461)
發行新股	Issue of shares	2,013	–	–	–	–	–	–	–	–	–	–	2,013	–	–	2,013
發行新股溢價（扣除開支）	Premium on issue of shares, net of expenses	–	3,599	–	–	–	–	–	–	–	–	–	3,599	–	–	3,599
轉入儲備	Transfer of reserves	–	–	3,212	–	–	–	–	–	–	–	(3,212)	–	–	–	–
因出售物業轉入損益表	Transfer to profit and loss upon disposal of properties	–	–	–	(2,414)	–	–	–	–	–	–	2,414	–	–	–	–
購股權支出	Share option expenses	–	–	–	–	–	–	–	–	–	–	–	–	601	89	690
所佔聯營公司儲備	Share of reserve of associates	–	–	679	–	–	–	–	–	–	–	–	679	458	69	1,206
增購附屬公司權益	Acquisition of additional interests in subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	–	(1,548)	(1,548)
應當出售附屬公司權益	Deemed disposal of *subsidiaries*	–	–	–	–	–	–	–	–	–	–	–	–	–	(16,482)	(16,482)
少數股東提供股本	Capital contribution by minority interests	–	–	–	–	–	–	–	–	–	–	–	–	–	2,836	2,836
付予少數股東股息	Dividend paid to minority interests	–	–	–	–	–	–	–	–	–	–	–	–	–	(27,046)	(27,046)
已派發股息	Dividend paid															
－二零零五年末期股息	– 2005 final dividend	–	–	–	–	–	–	–	–	–	(16,479)	–	(16,479)	–	–	(16,479)
－二零零六年中期股息	– 2006 interim dividend	–	–	–	–	–	–	–	–	–	–	(16,479)	(16,479)	–	–	(16,479)
建議股息	Dividend proposed															
－二零零六年末期股息	– 2006 final dividend	–	–	–	–	–	–	–	–	–	16,479	(16,479)	–	–	–	–
		2,013	3,599	3,891	(2,414)	–	–	–	–	–	–	(33,756)	(26,667)	1,059	(42,082)	(67,690)
於二零零六年三月三十一日	At March 31, 2006	274,643	463,935	16,182	98,189	(177,535)	–	1,127	35,358	(118,585)	16,479	570,607	1,180,400	4,654	773,817	1,958,871

CONSOLIDATED CASH FLOW STATEMENT

		2006 千港元 HK$'000	2005 千港元 HK$'000 (重新編列) (Restated)
經營業務之現金流入	**Cash inflows from operating activities**		
除稅前溢利	**Profit before taxation**	**98,049**	104,290
調整：	**Adjustments for:**		
所佔聯營公司業績	Share of results of associates	**(110,028)**	(86,821)
所佔共同控制公司業績	Share of results of jointly controlled entities	**26,176**	56,572
商標攤銷	Amortisation of trademarks	**4,182**	4,182
攤銷購入聯營公司所引發之溢價	Amortisation of goodwill on acquisition of associates	**-**	4,227
遞延支出攤銷	Amortisation of deferred expenditure	**11,905**	16,798
購入一間附屬公司之折讓	Discount on acquisition of a subsidiary	**(800)**	-
變現購入聯營公司所引發之折讓	Release of negative goodwill on acquisition of associates	**-**	(985)
攤銷購入附屬公司所引發之商譽	Amortisation of goodwill on acquisition of subsidiaries	**-**	3,885
物業、廠房及設備之折舊及攤銷	Depreciation and amortisation of property, plant and equipment	**67,322**	68,057
攤銷預付租賃款項	Amortisation of prepaid lease payments	**976**	894
應當出售一間附屬公司之虧損	Loss on disposal of partial interest of a subsidiary	**-**	4,703
出售物業、廠房及設備之收益	Gain on disposal of property, plant and equipment	**(2,621)**	(3,666)
應當出售聯營公司部份權益之虧損	Loss on deemed partial disposal of associates	**145**	-
應當出售附屬公司部份權益之虧損	Loss on deemed partial disposal of subsidiaries	**784**	3,019
撤除給貿易夥伴之借款	Write-off of advance to trade associate	**16,998**	-
於損益表計入之投資物業公平值之增加	Increase in fair value of investment properties credited to the income statement	**(9,270)**	(9,100)
衍生金融工具公平值之改變	Change in fair value of derivative financial instruments	**(18,893)**	-
利息收入	Interest income	**(72,275)**	(43,870)
非上市股本投資之預計利息	Imputed interest on unlisted equity investment	**(3,610)**	-
銀行及其他借款利息	Interest on bank and other borrowings	**122,476**	77,731
可換股票據利息	Interest on convertible note	**-**	1,462
財務租賃責任利息	Interest on obligations under finance leases	**350**	162
股息收入	Dividend income	**(26,764)**	(22,108)
出售可供出售投資之收益	Gain on disposal of available-for-sale investments	**(186)**	-
持有證券投資尚未變現之淨收益	Net unrealised holding gain on investments in securities	**-**	(30,349)
證券投資減值	Impairment loss recognised in respect of investment securities	**-**	4,160
非上市股本投資減值	Impairment loss recognised on unlisted equity investment	**3,610**	-
電子商貿投資回撥	Recovery of investments in e-business	**-**	(879)
出售聯營公司之收益	Gain on disposal of associates	**-**	(44,115)
出售附屬公司之(收益)虧損	(Gain) loss on deemed disposal of subsidiaries	**(7,583)**	666
出售投資物業之收益	Gain on disposal of investment properties	**(350)**	(1,192)
出售電器電線配件及裝置系統業務之淨收益	Net gain on disposal of the electrical wiring devices and installation systems business	**(21,137)**	(21,446)
以股份支付之支出	Share-based payment expenses	**690**	2,061
外幣兌換率變動對公司之間結存之影響	Effect of foreign exchange rate changes on inter-company balances	**16,862**	3,065
計算營運資金變動前之營業現金流量	**Operating cash flows before movements in working capital**	**97,008**	91,403
存貨之減少	Decrease in inventories	**13,105**	62,725
應收賬項、應收票據及預付款項之(增加)減少	(Increase) decrease in debtors, bills receivable and prepayments	**(20,486)**	338,246
應付賬項及費用之減少	Decrease in creditors and accrued charges	**(125,800)**	(265,133)
經營業務(使用)產生之現金	**Cash (used in) generated from operations**	**(36,173)**	227,241
已付香港利得稅	Hong Kong Profits Tax paid	**(9,025)**	(13,840)
已付香港以外其他地區稅項	Taxation in other jurisdictions paid	**(20,151)**	(9,285)
已收香港以外其他地區稅項退款	Taxation in other jurisdictions refunded	**765**	54
經營業務(使用)產生之現金淨額	**Net cash (used in) generated from operating activities**	**(64,584)**	204,170

		附註 NOTES	2006 千港元 HK$'000	2005 千港元 HK$'000 (重新編列) (Restated)
投資業務現金流量	**Cash flows from investing activities**			
購入附屬公司額外權益所付代價	Consideration paid on acquisition of additional interests of subsidiaries		**(1,810)**	(373,231)
購入物業、廠房及設備	Purchase of property, plant and equipment		**(68,957)**	(107,904)
於非上市股本投資之增加	Additions of unlisted equity investment		**–**	(63,376)
長期應收賬款之(減少)增加	(Decrease) increase in long term receivables		**1,477**	(26,439)
購入聯營公司之權益	Acquisition of interests in associates		**(14,783)**	(22,481)
購入可供出售投資	Purchase of available-for-sales investments		**(262)**	–
購入證券投資	Purchase of investments in securities		**–**	(10,440)
產品發展及專業訣竅之支出	Expenditure incurred on product development and technical knowhow		**(42,069)**	(9,800)
給聯營公司之借款	Advances to associates		**(2,090)**	(1,800)
出售附屬公司(已扣除其現金及現金等值)	Deemed disposal/disposal of subsidiaries (net of cash and cash equivalents disposed of)	44	**(1,888)**	(30)
收購附屬公司(已扣除其現金及等值現金)	Acquisition of subsidiaries (net of cash and cash equivalents acquired)	45	**374**	635,458
出售共同控制公司之款項	Proceeds from disposal of jointly controlled entities		**459,402**	–
出售聯營公司之款項	Proceeds from disposal of associates		**–**	123,504
已收聯營公司之股息	Dividends received from associates		**81,669**	115,973
出售投資物業之款項	Proceeds from disposal of investment properties		**650**	45,142
已收利息	Interest received		**50,818**	42,050
出售可供出售投資之款項	Proceeds from disposal of available-for-sales investments		**630**	–
出售物業、廠房及設備之款項	Proceeds from disposal of property, plant and equipment		**57,062**	35,296
已收證券投資之股息	Dividends received		**26,764**	22,108
聯營公司償還之欠款	Repayment of amounts due from associates		**5,400**	14,017
投資業務產生之現金淨額	**Net cash from investing activities**		**552,387**	418,047
融資現金流量	**Cash flows from financing activities**			
新銀行貸款	New bank loans raised		**1,111,916**	765,300
附屬公司少數股東所提供股本	Capital contributed by minority shareholders of subsidiaries		**2,836**	33,181
商業信貸現金(外流)流入淨額	Net cash (outflow) inflow from import loans		**(1,466)**	24,073
發行股份所得之款項(已扣除3,604港元之開支)(二零零五年：4,000港元)	Proceeds from issue of shares, net of expenses of HK$3,604 (2005: HK$4,000)		**5,612**	4,900
短期銀行貸款現金流入淨額	Net cash inflow from short term bank loans		**(139,614)**	(466,774)
償還銀行貸款	Repayment of bank loans		**(645,792)**	(433,845)
償還定息及浮息票據	Repayment of fixed and floating rate notes		**(191,970)**	(228,584)
已付銀行及其他借款之利息	Interest on bank and other borrowings paid		**(113,969)**	(77,929)
已付股息	Dividends paid		**(32,958)**	(76,251)
已付附屬公司少數股東之股息	Dividends paid to minority shareholders of subsidiaries		**(27,046)**	(60,389)
償還財務租賃之本金	Principal payments for obligations under finance leases		**(4,743)**	(4,619)
已付財務租賃責任之利息	Interest on obligations under finance leases paid		**(350)**	(153)
融資所使用之現金淨額	**Net cash used in financing activities**		**(37,544)**	(521,090)
現金及等值現金增加淨額	Net increase in cash and cash equivalents		**450,259**	101,127
年初之現金及等值現金	Cash and cash equivalents at beginning of the year		**340,633**	252,618
外幣兌換率變動之影響	Effect of foreign exchange rate changes		**(3,648)**	(13,112)
年末之現金及等值現金	**Cash and cash equivalents at end of the year**	47	**787,244**	340,633

1. 緒言

本公司乃一間在香港註冊成立之上市有限公司，其股份於香港聯合交易所有限公司(「聯交所」)上市。本公司註冊辦事處之地址及主要營業地點已詳載於本年報之公司資料內。

本綜合財務報表以本公司功能貨幣港元載列。

本公司乃一間投資控股公司，其附屬公司及聯營公司之業務分別載於附註53及54。

1. GENERAL

The Company is a public limited company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The address of the registered office and principal place of business of the Company are disclosed in the corporate information section of the annual report.

The consolidated financial statements are presented in Hong Kong dollars which is the functional currency of the Company.

The Company acts as an investment holding company. The activities of its principal subsidiaries and associates are set out in notes 53 and 54 respectively.

2. 應用香港財務報告準則

於本年度，本集團首次應用由會計師公會頒布之若干新訂香港財務報告準則(「香港財務報告準則」)、香港會計準則(「香港會計準則」)及詮釋(以下統稱「新香港財務報告準則」)，該等準則均於二零零五年一月一日或之後開始之會計期間生效。除本集團於往年提早採納之香港會計準則第40號「投資物業」。應用新香港財務報告準則導致綜合收益表、綜合資產負債表及綜合股本權益變動表之呈列方式出現變動，其中就香港會計準則第1號「財務報表表列方式」要求少數股東權益及所佔聯營公司及共同控制公司稅項之呈列方式出現變動。呈列方式之變動已追溯應用。採用新香港財務報告準則導致本集團於下列範疇之會計政策出現變動，從而影響本會計期間及過往會計期間業績之編製及呈列：

以股份支付之支出

在本年度，本集團採用了香港財務報告準則第2號「以股份支付之支出」，規定本集團如以股份或就股份增設之權利(「股權結算交易」)作為購買貨物或取得服務，須列為開支處理。香港財務報告準則第2號對本集團之主要影響為須將授予本集團董事及僱員之購股權按授出購股權日期釐定之公平值在歸屬期間列為開支。於採用香港財務報告準則第2號前，本集團並無確認此等購股權之財務影響，直至該等購股權被行使為止。本集團已對於二零零五年四月一日或之後授出之購股權採用香港財務報告準則第2號。就於二零零五年四月一日前授出之購股權而言，本集團並無對於二零零二年十一月七日前授出及於二零零五年四月一日前已歸屬之購股權採用香港財務報告準則第2號。然而，本集團仍須對於二零零二年十一月七日後授出但於二零零五年四月一日為止仍未歸屬之購股權追溯採用香港財務報告準則第2號。比較數字已予重列。(財務影響參閱附註3)

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations ("INT") (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") that are effective for accounting periods beginning on or after January 1, 2005, except for HKAS 40 "Investment properties" in which the Group had early adopted HKAS 40 in the previous year. The application of the new HKFRSs has resulted in a change in the presentation of the consolidated income statement, consolidated balance sheet and consolidated statement of changes in equity. In particular, the presentation of minority interests and share of tax of associates and jointly controlled entities have been changed as required by HKAS 1 "Presentation of financial statements". The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current and prior accounting years are prepared and presented.

Share-based Payments

In the current year, the Group has applied HKFRS 2 "Share-based payment" which requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of share options granted to directors and employees of the Group, determined at the date of grant of the share options, over the vesting period. Prior to the application of HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised. The Group has applied HKFRS 2 to share options granted on or after April 1, 2005. In relation to share options granted before April 1, 2005, the Group chooses not to apply HKFRS 2 with respect to share options granted on or before November 7, 2002 and vested before April 1, 2005. However, the Group is still required to apply HKFRS 2 retrospectively to share options that were granted after November 7, 2002 and had not yet vested on April 1, 2005. Comparative figures have been restated (see note 3 for the financial impact).

2. 應用香港財務報告準則（續）

業務合併

於本年度，本集團應用香港財務報告準則第3號「業務合併」，此準則對協議日期為二零零五年一月一日或之後之業務合併及於二零零五年四月一日結存之以往被確認商譽及折讓有效。應用香港財務報告準則第3號之過渡性條文對本集團之主要影響概要如下：

商譽

於過往年度，在二零零一年四月一日前由收購所產生的商譽被保留於儲備中，在二零零一年四月一日後由收購所產生的商譽均撥作資本，並於其估計可使用年期攤銷。本集團已應用香港財務報告準則第3號有關之過渡性條文。往年被確認於儲備中之商譽，數額為538,633,000港元，已於二零零五年四月一日轉移至集團之保留溢利。就已於資產負債表上資本化之商譽而言，本集團已於二零零五年四月一日對銷相關累計攤銷，並相應減少商譽成本（其中13,734,000港元於往年呈列為一分開之資產，及108,514,000港元則被計入於所佔聯營公司權益內。）。本集團已由二零零五年四月一日起不再攤銷該等商譽，並會每年最少對商譽進行一次減值測試。於二零零五年一月一日後產生之商譽於初步確認後，按成本減累計減值虧損（如有）計量。由於會計政策改變，本年度不再將任何商譽攤銷。比較數字並無予以重列。（財務影響參閱附註3）

本集團於被收購公司可識別資產、負債及或然負債公平淨值之權益超逾成本之差額（前稱「折讓」）

根據香港財務報告準則第3號，凡本集團於被收購公司可識別資產、負債及或然負債公平淨值之權益超逾成本（「收購折讓」），均會於進行收購之期間內即時於收益表中確認。

於過往年度，負商譽呈列為資產之減值，並根據情況分析後，產生之結餘轉至收入。根據香港財務報告準則第3號之有關過渡性條文，本集團於二零零五年四月一日終止確認所有負商譽（其中31,073,000港元之負商譽於往年呈列為所佔聯營公司權益之減值），並相應對集團之保留溢利作出31,073,000港元之調整。（財務影響參閱附註3）

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS (continued)

Business combinations

In the current year, the Group has applied HKFRS 3 "Business Combinations" ("HKFRS 3") which is effective for business combinations for which the agreement date is on or after January 1, 2005 and to goodwill and negative goodwill previously recognised and brought forward at April 1, 2005. The principal effects of the application of transitional provision of HKFRS 3 to the Group are summarised below:

Goodwill

In previous years, goodwill arising on acquisitions prior to April 1, 2001 was held in reserves, and goodwill arising on acquisitions after April 1, 2001 was capitalised and amortised over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3. Goodwill previously recognised in reserves of HK$538,633,000 has been transferred to the Group's retained profits on April 1, 2005. With respect to goodwill previously capitalised on the consolidated balance sheet, the Group on April 1, 2005 eliminated the carrying amount of the related accumulated amortisation with a corresponding decrease in the cost of goodwill (of which HK$13,734,000 was previously recorded as a separate asset and HK$108,514,000 included in interests in associates (see note 29 and note 20)). The Group has discontinued amortising such goodwill from April 1, 2005 onwards and goodwill arising on acquisition of subsidiaries will be tested for impairment at least annually. Goodwill arising on acquisitions after January 1, 2005 is measured at cost less accumulated impairment losses (if any) after initial recognition. As a result of this change in accounting policy, no amortisation of goodwill on acquisition of subsidiaries and associates has been charged in the current year. Comparative figures have not been restated (see note 3 for the financial impact).

Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognised immediately in profit or loss in the period in which the acquisition takes place.

In previous years, negative goodwill was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the relevant transitional provisions in HKFRS 3, the Group derecognised all negative goodwill on April 1, 2005 (of which negative goodwill of HK$31,073,000 was previously presented as a deduction from assets in the interests in associates). A corresponding adjustment to the Group's retained profits of HK$31,073,000 has been made (see note 3 for the financial impact).

2. 應用香港財務報告準則（續）

業主自用租賃土地權益

於以往年度，業主自用之租賃土地及樓宇列入物業、廠房及設備，並以成本模式或重估模式計算。於本年度，本集團應用香港會計準則第17號「租賃」。根據香港會計準則第17號，土地及樓宇租賃之土地及樓宇部份在進行租賃分類時須分開考慮，倘租賃款項無法可靠劃分為土地及樓宇兩部份，在此情況下，整項租賃一般以融資租約形式處理。在土地及樓宇所佔之租賃款項能可靠分配之情況下，土地之租賃權益重新分類為營業租約之預付租賃款項，按成本列賬及於租賃期內按直線法攤銷。會計政策之變動已追溯應用，而比較數字經已重列。（財務影響參閱附註3）

匯率變動之影響

於過往年度，匯兌盈虧均於損益表列賬，惟倘若匯兌差額乃產生自外國業務投資淨額之集團公司間貨幣項目，則直接撥入儲備。於本年度，本集團已應用香港會計準則第21號「匯率變動之影響」，規定倘若匯兌差額乃產生自構成匯報實體於外國業務投資淨額一部份之貨幣項目，匯兌差額將於各個別實體分開之財務報表損益賬中確認，而該匯兌差額則於綜合財務報表中重新分類為權益（換算儲備）的一個獨立組成項目，惟倘若該產生自構成匯報實體於外國業務投資淨額一部份之貨幣項目之匯兌差額以不同於該匯報實體或該外國業務之功能貨幣外另一種貨幣計值除外。由於香港會計準則第21號沒有特定過渡性條文，此會計政策之變動已追溯應用，而比較數字經已重列。（財務影響參閱附註3）

金融工具

於本年度，本集團已應用香港會計準則第32號「金融工具：披露及呈報」及香港會計準則第39號「金融工具：確認及計算」。香港會計準則第32號規定追溯應用。於二零零五年一月一日或之後開始之會計期間生效之香港會計準則第39號一般不容許以追溯基準確認、終止確認或計量金融資產及負債。應用香港會計準則第39號所生之主要影響概述如下：

金融資產及金融負債之分類及計量

本集團已應用香港會計準則第39號之相關過渡性條文，內容是有關屬於香港會計準則第39號範疇內之金融資產及金融負債之分類及計量。

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS (continued)

Owner-occupied Leasehold Interest in Land

In previous years, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the cost model. In the current year, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively. Comparative figures have been restated (see note 3 for the financial impact).

The effects of changes in foreign exchange rates

In previous years, exchange gains and losses are dealt with in the income statement except that exchange differences arising on inter-company monetary items that are in effect an extension of net investment in foreign operation, are taken directly to reserves. In the current year, the Group has applied HKAS 21 "The Effects of Changes in Foreign Exchange Rates", which requires that exchange differences arising from monetary items that form part of the reporting entity's net investment in a foreign operation are recognised to the income statement in separate financial statements of individual entity, and such exchange differences are reclassified to the separate component of equity (i.e translation reserve) in the consolidated financial statements, except that such exchange differences arising from monetary items that form part of the reporting entity's net investment in a foreign operation are denominated in a currency other than the functional currency of either the reporting entity or the foreign operation. In the absence of any specific transitional provision in HKAS 21, this change in accounting policies has been applied retrospectively. Comparative figures have been restated (see note 3 for the financial impact).

Financial Instruments

In the current year, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" ("HKAS 32") and HKAS 39 "Financial Instruments: Recognition and Measurement" ("HKAS 39"). HKAS 32 requires retrospective application. HKAS 39, which is effective for annual periods beginning on or after January 1, 2005, generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 39 are summarised below:

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to the classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

2. 應用香港財務報告準則（續）

金融工具（續）

金融資產及金融負債之分類及計量（續）

二零零五年三月三十一日之前，本集團乃按照會計實務準則第24號之基準處理方法來分類及計量其股本證券。根據會計實務準則第24號，股本證券之投資乃適當分類列作「投資證券」或「其他投資」。「投資證券」按成本減去減值虧損（如有）列賬，「其他投資」按公平值列賬，並將未實現損益計入收益表。自二零零五年四月一日起，本集團根據香港會計準則第39號分類及計量其股本證券。金融資產乃分類列作「按公平值列賬並在損益表內處理之金融資產」、「可供出售金融資產」或「貸款及應收款項」。「按公平值列賬並在損益表內處理之金融資產」及「可供出售金融資產」按公平值列賬，而有關公平值之變動則分別於收益表及股本權益中確認。在活躍市場上並無已報市價之可供出售股本投資，倘其公平值無法可靠地計量，則於初步確認後按成本減減值計量。「貸款及應收款項」於初步確認後利用實際利息法按已攤銷成本計量。

於二零零五年四月一日，本集團根據香港會計準則第39號之過渡性條文就其股本證券進行分類及計量。於二零零五年四月一日，本集團把賬面值為383,439,000港元之投資證券及97,000,000港元之給予貿易夥伴借款重新分類為可供出售投資。

除債務及股本證券以外之金融資產及金融負債

由二零零五年一月一日起，本集團根據香港會計準則第39號之規定，對除債務及股本證券以外之金融資產及金融負債（以往不在會計實務準則第24號之範圍內）進行分類及計量。根據香港會計準則第39號之規定金融資產乃分類為「按公平值於損益賬處理之金融資產」、「可供出售之金融資產」、「貸款及應收賬款」或「持有至到期日之金融資產」。金融負債一般分類為「按公平值於損益賬處理之金融負債」或「其他金融負債」按公平值於損益賬處理之金融負債以公平值計量，其公平值之改變直接於收益表中確認。其他金融負債於最初確認後按使用實際利率法計算之已攤銷成本列賬。香港會計準則第39號之規定對本集團並無重大財務影響。

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS (continued)

Financial Instruments (continued)

Classification and measurement of financial assets and financial liabilities (continued)

By March 31, 2005, the Group classified and measured its equity securities in accordance with the benchmark treatment of Statement of Standard Accounting Practice 24 ("SSAP 24"). Under SSAP 24, investments in equity securities are classified as "investment securities" or "other investments" as appropriate. "Investment securities" are carried at cost less impairment losses (if any) while "other investments" are measured at fair value, with unrealised gains or losses included in profit or loss. From April 1, 2005 onwards, the Group has classified and measured its equity securities in accordance with HKAS 39. Financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets" or "loans and receivables". "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively. Available-for-sale equity investments that do not have quoted market prices in an active market and whose fair value cannot be reliably measured are measured at cost less impairment after initial recognition. "Loans and receivables" are measured at amortised cost using the effective interest method after initial recognition.

On April 1, 2005, the Group classified and measured its equity securities in accordance with the transitional provisions of HKAS 39. On April 1, 2005, the Group reclassified its investments in securities and advances to trade associates with a carrying amount of HK$383,439,000 and HK$97,000,000 to available-for-sale investments.

Financial assets and financial liabilities other than debt and equity securities

From January 1, 2005 onwards, the Group has classified and measured its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. Financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "other financial liabilities". Financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value being recognised in profit or loss directly. Other financial liabilities are carried at amortised cost using the effective interest method after initial recognition. These requirements of HKAS 39 did not have any material financial impact to the Group.

2. 應用香港財務報告準則（續）

金融工具（續）

衍生工具及對沖

自二零零五年一月一日開始，香港會計準則第39號範疇內之所有衍生工具，不論被視為持有作買賣用途或指定用作有效對沖工具，均須於每個結算日以公平值列賬。根據香港會計準則第39號，衍生工具（包括與主契約分開列賬的內含衍生工具）均視為持有作買賣用途的金融資產或金融負債，但合資格並指定用作有效對沖工具者除外。對於歸類為持有作買賣用途的衍生工具，公平值之變動於產生變動之期間於收益表中確認。本集團已應用香港會計準則第39號之相關過渡性條文。於二零零五年四月一日，集團並無衍生工具，因此沒有作出重列。然而，於二零零五年四月一日，本集團之聯營公司持有若干衍生工具，因此本集團之所佔聯營公司權益減少445,000港元，並相應對集團之保留溢利作出調整。（財務影響參閱附註3）

與投資物業有關之遞延稅項

於過往年度，根據以往之詮釋，重估投資物業所產生之遞延稅項影響乃根據透過出售物業收回之賬面值帶來之稅務影響作出評估。於本年度，本集團已應用香港詮譯常務委員會詮釋第21號「所得稅－收回經重估不可折舊之資產」（「香港詮譯常委會詮譯第21號」），該準則不再假設投資物業之賬面值可透過出售而收回。因此，投資物業之遞延稅項影響現按本集團預期於每個結算日有關物業可收回之數額帶來之稅務影響之基準進行評估。由於香港詮譯常務委員會詮釋第21號並無任何特定過渡條文，故該項會計政策變動已追溯應用。比較數字亦予以重列。（財務影響參閱附註3）

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS (continued)

Financial Instruments (continued)

Derivatives and hedging

From January 1, 2005 onwards, all derivatives that are within the scope of HKAS 39 are required to be carried at fair value at each balance sheet date regardless of whether they are deemed as held for trading or designated as effective hedging instruments. Under HKAS 39, derivatives (including embedded derivatives separately accounted for from the non-derivative host contracts) are deemed as held-for-trading financial assets or financial liabilities, unless they qualify and are designated as effective hedging instruments. For derivatives that are deemed as held for trading, changes in fair values of such derivatives are recognised in profit or loss for the period in which they arise. The Group has applied the relevant transitional provisions in HKAS 39. On April 1, 2005, the Group did not have material derivatives and accordingly, no restatement has been made. However, the associates of the Group had derivatives on April 1, 2005 and accordingly, the Group's interests in associates decreased by HK$445,000, with a corresponding adjustment to retained profits (see note 3 for the financial impact).

Deferred Taxes related to Investment Properties

In previous years, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale in accordance with the predecessor Interpretation. In the current year, the Group has applied Hong Kong Standing Interpretations Committee Interpretation 21 "Income taxes – recovery of revalued non-depreciable assets" ("HK(SIC) International 21") which removes the presumption that the carrying amount of investment properties is to be recovered through sale. Therefore, the deferred tax consequences of the investment properties are now assessed on the basis that reflect the tax consequences that would follow from the manner in which the Group expects to recover the property at each balance sheet date. In the absence of any specific transitional provisions in HK(SIC) Interpretation 21, this change in accounting policy has been applied retrospectively. Comparative figures have been restated (see note 3 for the financial impact).

2. 應用香港財務報告準則（續）

本集團並無提早應用下列已頒佈但未生效之新準則或詮釋。本公司董事預期，應用此等準則或詮釋將不會對本集團財務報表造成任何重大影響，惟本集團尚未能就香港會計準則第39號及香港財務報告準則第4號（經修訂）之影響作出評估，該等準則規定財務擔保以公平值列賬。

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS (continued)

The Group has not early applied the following new standards and interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these Standards or Interpretations will have no material impact on the financial statements of the Group, except that the Group is not yet in a position to determine the financial impact of HKAS 39 and HKFRS 4 (Amendments) which requires the recognition of financial guarantee at fair value.

香港會計準則第1號（修訂本）	資本披露[1]	HKAS 1 (Amendment)	Capital disclosure [1]
香港會計準則第19號（修訂本）	精算損益、集團計劃及披露[2]	HKAS 19 (Amendment)	Actuarial gains and losses, group plans and disclosures [2]
香港會計準則第21號（修訂本）	境外業務投資淨額[2]	HKAS 21 (Amendment)	Net investment in a foreign operation [2]
香港會計準則第39號（修訂本）	預測集團內部交易之現金流量對沖會計處理法[2]	HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions [2]
香港會計準則第39號（修訂本）	期權之公平值[2]	HKAS 39 (Amendment)	The fair value option [2]
香港會計準則第39號及香港財務報告準則第4號（修訂本）	財務擔保合約[2]	HKAS 39 and HKFRS 4 (Amendments)	Financial guarantee contracts [2]
香港財務報告準則第6號	礦物資源之勘探及評估[2]	HKFRS 6	Exploration for and evaluation of mineral resources [2]
香港財務報告準則第7號	財務工具：披露[1]	HKFRS 7	Financial instruments: Disclosures [1]
香港(IFRIC)－詮釋第4號	釐定安排是否包括租約[2]	HK(IFRIC) – INT 4	Determining whether an arrangement contains a lease [2]
香港(IFRIC)－詮釋第5號	解除運作、復原及環境修復基金所產生權益之權利[2]	HK(IFRIC) – INT 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds [2]
香港(IFRIC)－詮釋第6號	參與特定市場所產生之負債－廢料、電力及電子設備[3]	HK(IFRIC) – INT 6	Liabilities arising from participating in a specific market – waste electrical and electronic equipment [3]
香港(IFRIC)－詮釋第7號	根據香港會計準則第29號惡性通貨膨脹經濟中之財務報告採用重述法[4]	HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 "Financial Reporting in Hyperinflationary Economies" [4]
香港(IFRIC)－詮釋第8號	香港財務報告準則第2號之範疇[5]	HK(IFRIC) – INT 8	Scope of HKFRS 2 [5]
香港(IFRIC)－詮釋第9號	內含衍生工具之重估[6]	HK(IFRIC) – INT 9	Reassessment of embedded derivatives [6]

[1] 於二零零七年一月一日或其後開始之年度期間生效。
[2] 於二零零六年一月一日或其後開始之年度期間生效。
[3] 於二零零五年十二月一日或其後開始之年度期間生效。
[4] 於二零零六年三月一日或其後開始之年度期間生效。
[5] 於二零零六年五月一日或其後開始之年度期間生效。
[6] 於二零零六年六月一日或其後開始之年度期間生效。

[1] Effective for annual periods beginning on or after January 1, 2007.
[2] Effective for annual periods beginning on or after January 1, 2006.
[3] Effective for annual periods beginning on or after December 1, 2005.
[4] Effective for annual periods beginning on or after March 1, 2006.
[5] Effective for annual periods beginning on or after May 1, 2006.
[6] Effective for annual periods beginning on or after June 1, 2006.

3. 會計政策變動之影響概要

上文所述會計政策變動就本年度及上一年度業績之影響如下：

3. SUMMARY OF THE EFFECT OF THE CHANGES IN ACCOUNTING POLICIES

The effects of the changes in the accounting policies described above on the results for the current and prior year are as follows:

		截至三月三十一日止年度 For the year ended March 31, 二零零六年 2006 千港元 HK$'000	二零零五年 2005 千港元 HK$'000
商譽攤銷減少	Decrease in amortisation of goodwill	**3,885**	–
有關授予附屬公司及聯營公司僱員購股權之支出	Expenses in relation to share options granted to employees of subsidiaries and associates	**(1,217)**	(3,247)
遞延稅項負債增加	Increase in deferred tax liabilities	**(185)**	(538)
因收購聯營公司之商譽攤銷減少	Decrease in amortisation of goodwill on acquisition of associates	**4,227**	–
因收購聯營公司之折讓變現減少	Decrease in realisation of negative goodwill on acquisition of associates	**(985)**	–
於附屬公司淨投資之貨幣項目引致之匯兑虧損	Exchange loss arising from monetary items on net investment in subsidiaries	**–**	(1,206)
就股東貸款利息收入之增加	Increase in imputed interest income from a shareholder loan to an investee	**3,610**	–
全年純利之增加(減少)	Increase (decrease) in profit for the year	**9,335**	(4,991)
屬於：	Attributable to:		
本公司資本股東	Equity shareholders of the Company	**9,493**	(4,418)
少數股東權益	Minority interests	**(158)**	(573)
		9,335	(4,991)

全年純利(虧損)增加按其功能逐項分析如下：

An analysis of the increase in profit (loss) for the year by line items presented according to their function is as follows:

		二零零六年 2006 千港元 HK$'000	二零零五年 2005 千港元 HK$'000
其他收入增加(減少)	Increase (decrease) in other income	**3,610**	(1,206)
其他支出減少	Decrease in other expense	**3,885**	–
行政支出增加	Increase in administrative expenses	**(690)**	(2,061)
所佔聯營公司業績減少	Decrease in share of results of associates	**(21,163)**	(46,710)
所佔共同控制公司業績減少	Decrease in share of results of jointly controlled entities	**(5,227)**	(6,660)
購入聯營公司引發之溢價攤銷減少	Decrease in amortisation of goodwill on acquisition of associates	**4,227**	–
購入聯營公司引發之折讓變現減少	Decrease in realisation of negative goodwill on acquisition of associates	**(985)**	–
稅項減少	Decrease in taxation	**25,678**	51,646
		9,335	(4,991)

3. 會計政策變動之影響概要（續）

於二零零五年三月三十一日及二零零五年四月一日因應用新香港財務報告準則之累計影響摘要如下：

3. SUMMARY OF THE EFFECT OF THE CHANGES IN ACCOUNTING POLICIES (continued)

The cumulative effects of the application of the new HKFRSs as at March 31, 2005 and April 1, 2005 are summarised below:

		於二零零五年三月三十一日（原先編列） As at March 31, 2005 (originally stated) 千港元 HK$'000	調整 Adjustments 千港元 HK$'000	於二零零五年三月三十一日（重新編列） As at March 31, 2005 (restated) 千港元 HK$'000	調整 Adjustments 千港元 HK$'000	於二零零五年四月一日（重新編列） As at April 1, 2005 (restated) 千港元 HK$'000
資產負債表項目	**Balance sheet items**					
香港會計準則第17號之影響：	Impact of HKAS 17:					
物業、廠房及設備	Property, plant and equipment	418,598	(37,302)	381,296	–	381,296
預付租賃款項	Prepaid lease payments	–	37,302	37,302	–	37,302
香港財務報告準則第3號及香港會計準則第39號之影響：	Impact of HKFRS 3 and HKAS 39:					
所佔聯營公司權益	Interests in associates	1,218,312	–	1,218,312	30,628	1,248,940
香港會計準則第39號之影響：	Impact of HKAS 39:					
證券投資－非流動	Investments in securities – non-current	149,538	–	149,538	(149,538)	–
可供出售投資	Available-for-sale investments	–	–	–	480,439	480,439
給貿易夥伴之借款	Advances to trade associates	113,998	–	113,998	(97,000)	16,998
證券投資－流動	Investments in securities – current	233,901	–	233,901	(233,901)	–
香港詮譯常委會詮譯第21號之影響：	Impact of HK(SIC) – INT 21:					
遞延税項負債	Deferred taxation liabilities	(12,348)	(4,594)	(16,942)	–	(16,942)
其他資產及負債	Other assets and liabilities	(3,011)	–	(3,011)	–	(3,011)
對資產及負債之總影響	Total effects on assets and liabilities	2,118,988	(4,594)	2,114,394	30,628	2,145,022
股本及其他儲備	Share capital and other reserves	898,824	–	898,824	–	898,824
換算儲備	Translation reserve	(147,739)	3,006	(144,733)	–	(144,733)
商譽儲備	Goodwill reserve	(538,633)	–	(538,633)	538,633	–
累積溢利	Retained profits	1,061,571	(11,195)	1,050,376	(507,685)	542,691
少數股東權益	Minority interests	–	844,965	844,965	(320)	844,645
對資本之總影響	Total effects on equity	1,274,023	836,776	2,110,799	30,628	2,141,427
上市附屬公司購股權儲備	Share option reserve of a listed subsidiary	–	3,595	3,595	–	3,595
少數股東權益	Minority interests	844,965	(844,965)	–	–	–
		2,118,988	(4,594)	2,114,394	30,628	2,145,022

3. 會計政策變動之影響概要（續）

於二零零四年四月一日因應用新香港財務報告準則對集團資本之累計影響摘要如下：

3. SUMMARY OF THE EFFECT OF THE CHANGES IN ACCOUNTING POLICIES (continued)

The financial effects of the application of the new HKFRSs to the Group's equity at April 1, 2004 are summarised below:

		於二零零四年三月三十一日（原先編列）As at March 31, 2004 (originally stated) 千港元 HK$'000	重新編列 Reclassification 千港元 HK$'000	於二零零四年四月一日（重新編列）As at April 1, 2004 (restated) 千港元 HK$'000	調整 Adjustments 千港元 HK$'000	於二零零四年四月一日（重新編列）As at April 1, 2004 (restated) 千港元 HK$'000
股本	Share capital	271,095	–	271,095	–	271,095
換算儲備	Translation reserve	(143,886)	–	(143,886)	1,955	(141,931)
其他儲備	Other reserves	120,482	–	120,482	–	120,482
累積溢利	Retained profits	1,030,696	–	1,030,696	(6,777)	1,023,919
屬於本公司股東之股本	Equity attributable to shareholders of the Company	1,278,387	–	1,278,387	(4,822)	1,273,565
上市附屬公司購股權儲備	Share option reserve of listed subsidiary	–	–	–	766	766
少數股東權益	Minority interests	–	272,836	272,836	–	272,836
總資本	Total equity	1,278,387	272,836	1,551,223	(4,056)	1,547,167
少數股東權益	Minority interests	272,836	(272,836)	–	–	–

4. 主要會計政策

綜合財務報表已按照歷史成本基準編製，除部份物業及財務工具按重估金額或公平值計量之外，詳情於下列會計政策闡釋。

綜合財務報表已按香港會計師公會頒佈之香港財務報告準則編製。此外，綜合財務報表包括聯交所證券上市規則及香港公司條例所規定適用披露。

綜合基準

綜合財務報表包括本公司及其附屬公司截至每年三月三十一日止年度之財務報表。

年內所收購或出售之附屬公司之業績，由實際收購日期起或截至實際出售日期止（視適用情況而定）計入綜合收入報表。

集團內公司之間的所有交易及結餘已於編製綜合賬目時對銷。

綜合入賬附屬公司淨資產中之少數股東權益與本集團應佔權益分開呈列。淨資產中之少數股東權益包括該等權益於原業務合併日期金額及自合併日期以來少數股東應佔權益變動。少數股東應佔虧損超出少數股東於附屬公司應佔權益之差額，將計入本集團權益，惟少數股東有具約束力責任且有能力作出額外投資以填補虧損則除外。

4. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared on the historical cost basis, except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with HKFRSs issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and by the Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to March 31 each year.

The results of the subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All inter-company transactions and balances within the Group have been eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

4. 主要會計政策（續）
綜合基準（續）
在二零零五年一月一日前由收購所產生之商譽
收購附屬公司或聯營公司所產生商譽（收購之協議日期為二零零五年一月一日前），指收購成本超出於收購日期本集團應佔有關附屬公司或聯營公司之可識別資產及負債公平值權益之差額。

對於在二零零一年四月一日後由收購所產生之已資本化商譽，本集團已由二零零五年四月一日起不再攤銷該等商譽，並會每年對商譽進行一次減值測試，以確定該等商譽之有關現金產生單位有否減損（如下述之會計政策）。

在二零零五年一月一日或之後由收購所產生之商譽
收購附屬公司或聯營公司所產生商譽（收購之協議日期為二零零五年一月一日或之後），指收購成本超出於收購日期本集團應佔有關附屬公司或聯營公司之可識別資產、負債及或然負債公平值權益之差額。有關商譽按成本減任何累計減值虧損列賬。

因收購附屬公司所產生之已資本化商譽，於資產負債表獨立呈列。以權益法入賬之因收購聯營公司所產生之資本化商譽則計入有關聯營公司之投資成本。

就減值檢測而言，收購所產生商譽分配至預期受惠於收購所產生協同效益之有關現金產生單位或一組現金產生單位。獲分配商譽之現金產生單位會每年及當有跡象顯示該單位可能出現減值時檢測減值。就因收購產生商譽之財政年度而言，獲分配商譽之現金產生單位會於該財政年度結束前檢測減值。倘現金產生單位之可收回金額低於其賬面值，則減值虧損會先用作減低任何分配至該單位之商譽賬面值，其後則按該單位內各項資產賬面值之比例分配至該單位之其他資產。商譽減值虧損直接於損益表確認。商譽減值虧損不會於往後期間撥回。

倘往後出售附屬公司或聯營公司，於釐定出售所得損益時會包括已撥充資本商譽應佔金額。

增購附屬公司權益以附屬公司可識別資產及負債賬面值之合計計量，而超出資產淨值之收購代價則以商譽入賬。

已包括在聯營公司權益賬面值內之由收購聯營公司所產生之商譽並不會分開地進行減值測試。相反，所有聯營公司權益之賬面值將以本集團應佔該等聯營公司所產生未來預估現金流量之現值與其賬面值比較進行減值測試。所有識別之減值虧損將被確認並首先計入商譽。

4. SIGNIFICANT ACCOUNTING POLICIES (continued)
Basis of consolidation (continued)
Goodwill arising on acquisitions prior to January 1, 2005
Goodwill arising on an acquisition of a subsidiary or an associate for which the agreement date is before January 1, 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the relevant subsidiary or associate at the date of acquisition.

For previously capitalised goodwill arising on acquisitions after April 1, 2001, the Group has discontinued amortisation from April 1, 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired (see the accounting policy below).

Goodwill arising on acquisitions on or after January 1, 2005

Goodwill arising on an acquisition of a subsidiary or an associate for which the agreement date is on or after January 1, 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary or associate at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Capitalised goodwill arising on an acquisition of a subsidiary is presented separately in the balance sheet. Capitalised goodwill arising on an acquisition of an associate (which is accounted for using the equity method) is included in the cost of the investment of the relevant associate.

For the purposes of impairment testing, goodwill arising from an acquisition of a subsidiary is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of a subsidiary or an associate, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

Additional interests in subsidiaries are measured at the aggregate of the carrying amounts of identified assets and liabilities of the subsidiaries and any excess of the consideration over the net assets acquired are accounted for as goodwill.

For goodwill arising on acquisition of an associate, the goodwill included in the carrying amount of interests in an associate is not separately tested for impairment. Instead, the entire carrying amount of the interests in an associate is tested for impairment by comparing the Group's share of the present value of the estimated future cash flows expected to be generated by the associate with its carrying amount. Any impairment loss identified is recognised and is allocated first to goodwill.

4. 主要會計政策（續）

收購者應佔被收購方之已確認資產、負債及或然負債之公平淨值超出收購成本之任何差額（「收購折讓」）

因收購附屬公司或聯營公司而產生之收購折讓（其協議日期為二零零五年一月一日或之後）乃被收購方之已確認資產、負債及或然負債之公平淨值超出商業併購成本之任何差額。收購折讓將即時於損益表確認。在權益會計法下，因收購聯營公司而產生之收購折讓，於該投資者在取得該項投資期間釐定應佔聯營公司或共同控制公司之業績時列賬為收入。

如上文註3所闡釋，於二零零五年四月一日因收購聯營公司而產生之折讓已被剔除，並於本集團之保留溢利作出相應調整。

收入確認

收入乃於正常商業運作中提供貨品及服務之應收款項（扣除折扣），並按已收或應收代價公平值計算。

貨物出售於貨物付運及貨權已轉手時確認。

租金收入，包括營業性租賃物業之預收租金，按其租賃年期以直線法確認。

財務資產之利息收入乃以本金及其利率按時間基準計入。

股息收入於集團已確定有權收取該款項時確認。

附屬公司

於附屬公司之投資以投資成本扣除任何可辨別之減值損失計入公司的資產負債表。

聯營公司

聯營公司指本集團能對其行使重大影響力，而並非附屬公司或於合營企業之權益之實體。重大影響力指可參與受投資公司之財務及營運決策但不能控制或共同控制該等政策之權力。

聯營公司之業績及資產負債乃按權益會計法納入財務報表內。根據權益法，於聯營公司投資乃成本加上本集團應佔於收購後聯營公司之損益及權益變動，減去任何已確認減值虧損列於綜合資產負債表。當本集團應佔聯營公司之虧損等於或超過其於該聯營公司之權益，本集團不再確認其應佔之進一步虧損。額外應佔虧損會作出撥備及確認負債，惟僅以本集團已招致之法定或推定責任或代表該聯營公司支付之款項為限。

4. **SIGNIFICANT ACCOUNTING POLICIES** (continued)

Excess of an acquirer's interest in the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over cost ("discount on acquisitions")

A discount on acquisition arising on an acquisition of a subsidiary or an associate for which an agreement date is on or after January 1, 2005 represents the excess of the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination. Discount on acquisition is recognised immediately in profit or loss. A discount on acquisition arising on an acquisition of an associate (which is accounted for using the equity method) is included as income in the determination of the investor's share of results of the associate or jointly controlled entity in the period in which the investment is acquired.

As explained in note 3 above, negative goodwill arising on acquisition of associates as at April 1, 2005 has been derecognised with a corresponding adjustment to the Group's retained earnings.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal ordinary course of business, net of discounts.

Sales of goods are recognised when goods are delivered and title has been passed.

Rental income, including rental invoiced in advance from properties under operating leases, is recognised on a straight line basis over the relevant lease terms.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income is recognised when the shareholders' right to receive payment has been established.

Subsidiaries

Investments in subsidiaries are included in the balance sheet of the Company at cost less any identified impairment loss.

Associates

Associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate, the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

4. 主要會計政策（續）

聯營公司（續）

當集團個體與本集團之聯營公司進行交易，損益會互相抵銷，數額以本集團於有關聯營公司之權益為限。

共同控制公司

涉及成立獨立公司而各合營方共同控制該公司所從事經濟活動之合營安排，稱為共同控制公司。

共同控制公司之業績及資產與負債以權益會計法計入綜合財務報表。根據權益會計法，於共同控制公司以投資成本，並就本集團於收購後應佔溢利或虧損之變動及共同控制實體權益變動作出調整，減去任何可確認減值虧損計入綜合資產負債表。當本集團應佔共同控制公司虧損相等於或超出其於該共同控制實體權益（包括任何實質上構成本集團於該共同控制公司之投資淨額一部分之任何長期權益）時，本集團終止確認進一步應佔虧損。僅在本集團承擔法定或推定責任或代表該共同控制實體付款之情況下，方就額外應佔虧損撥備並確認負債。

倘集團公司與本集團共同控制公司進行交易，未變現溢利或虧損將與本集團於有關共同控制公司之權益對銷，惟未變現虧損涉及證據顯示所轉讓資產出現減值除外，在此情況下，則確認全數虧損。

投資物業

投資物業乃持有作出租用途及／或待其資本升值之物業，以公平價值於資產負債表列賬。因投資物業公平價值改變引致之盈利或虧損將於計入該年度之損益表中。

投資物業於出售或永久棄用或預期出售不會產生任何未來經濟利益時剔除確認。剔除確認資產所產生任何收益或虧損按出售所得款項淨額與資產賬面值之間差額計算，於剔除確認有關項目之年度計入損益表。

發展中之物業

發展中之物業乃按成本列賬，並於其已完成時轉為物業、廠房及設備之一個指定類別。成本包括所有與建造有關所引致之直接成本。

物業、廠房及設備

物業、廠房及設備（發展中物業除外）乃以成本或估值減去累積折舊、累計攤銷及任何已確認之損值虧損列賬。

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Associates (continued)

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

Jointly controlled entity

Joint venture arrangements that involve the establishment of a separate entity in which venturers have joint control over the economic activity of the entity are referred to as jointly controlled entities.

The results and assets and liabilities of jointly controlled entities are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in jointly controlled entities are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the jointly controlled entities, less any identified impairment loss. When the Group's share of losses of a jointly controlled entity equals or exceeds its interest in that jointly controlled entity, the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that jointly controlled entity.

When a group entity transacts with a jointly controlled entity of the Group, unrealised profits or losses are eliminated to the extent of the Group's interest in the jointly controlled entity, except to the extent that unrealised losses provide evidence of an impairment of the asset transferred, in which case, the full amount of losses is recognised.

Investment property

Investment property, which is property held to earn rentals and/or for capital appreciation, is stated at its fair value at the balance sheet date. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the period in which they arise.

Investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount) is included in the consolidated income statement in the year in which the asset is derecognised.

Properties under development

The properties under development are stated at cost and are transferred to a specific category of property, plant and equipment when they are completed. Cost comprises all direct costs incurred in relation to their construction.

Property, plant and equipment

Property, plant and equipment other than properties under development are stated at cost or valuation less subsequent accumulated depreciation and accumulated impairment loss.

4. 主要會計政策(續)

物業、廠房及設備(續)

由於集團採用會計準則第16號「物業、廠房及設備」之過渡安排免除為於一九九五年九月三十日前以重估值入賬之物業作定期估值，故此等物業將不會進一步估值。於一九九五年九月三十日前，任何因物業評估而產生之增值將撥入物業重估儲備。如某資產因估值而產生之淨資產值減少比較其在物業重估儲備中之以往評估增值(如有)為大，則兩者之差額將會在損益賬中扣除。於以後出售該等資產時，其有關以往未轉到保留溢利之評估增值將轉到保留溢利。

除發展中物業外，物業、廠房及設備之成本或估值於其估計可用年期按以下折舊率以直線法或餘額遞減法每年折舊及攤銷：

直線法：

租賃房產	4%或按個別尚餘租賃年期(取較短者)
永久擁有房產	2%至3.2%
租約房產裝修	10%或按個別尚餘租賃年期(取較短者)

餘額遞減法：

機械及設備	10% 至25%
工模及工具	20% 至30%
其他(主要為傢具、裝置設備及汽車)	10% 至25%

發展中之物業之成本待商業使用後才予折舊，因此發展中之物業以成本列賬。

財務租賃之資產乃根據如擁有資產般估計可用年期和租賃年期二者中之較短者計算折舊。

物業、廠房及設備項目會在出售或預期繼續使用資產不會帶來未來經濟利益時終止確認。終止確認資產之任何損益(按出售所得款項淨額與該項目之賬面值之間之差額計算)在項目終止確認之年度計入損益表。

無形資產

(a) 商標

商標最初以購入成本計量並以其估計有用年期平均攤銷。

(b) 遞延支出

(i) 專業訣竅

購入製造新產品專業訣竅之既得權利之成本，由既得日期起計，以直線法分三年至五年或按專利年期(取較短者)攤銷。

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment (continued)

Advantage has been taken of the transitional relief provided by paragraph 80A of Hong Kong Accounting Standard 16 "Property, Plant and Equipment" ("HKAS 16") from the requirement to make regular revaluations of the Group's land and buildings which had been carried at revalued amounts prior to September 30, 1995, and accordingly no further revaluation of land and buildings is carried out. Prior to September 30, 1995, the revaluation increase arising on the revaluation of these assets was credited to the revaluation reserve. Any future decreases in value of these assets will be dealt with as an expense to the extent that they exceed the balance, if any, on the revaluation reserve relating to a previous revaluation of the same asset. On the subsequent sale or retirement of a revalued asset, the corresponding revaluation surplus is transferred to retained profits.

Depreciation and amortisation are provided to write off the cost or valuation of property, plant and equipment other than properties under development over their estimated useful lives, using the straight line method or the reducing balance method, at the following rates per annum:

Straight line method:

Leasehold buildings	4% or over the remaining period of respective leases where shorter
Freehold buildings	2% to 3.2%
Leasehold improvements	10% or over the remaining period of respective leases where shorter

Reducing balance method:

Machinery and equipment	10% to 25%
Moulds and tools	20% to 30%
Others (representing mainly furniture, fixtures, equipment and motor vehicles)	10% to 25%

The cost of properties under development will not be depreciated until they are put into use and accordingly properties under development are stated at cost.

Assets held under finance leases are depreciated over the estimated useful lives on the same basis as owned assets, or where shorter, the terms of the leases.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the year in which the item is derecognised.

Intangible assets

(a) Trademarks

Trademarks are measured initially at purchase cost and are amortised on a straight line basis over their estimated useful lives.

(b) Deferred expenditure

(i) Technical know-how

The cost of acquiring rights to technical know-how for the production of new products is amortised, using the straight line method, over a period of three to five years from the date of acquisition or the licence period, whichever is the shorter.

4. 主要會計政策（續）
無形資產（續）
(b) 遞延支出（續）
(ii) 產品發展支出
為發展新產品之項目之支出，包括製造有關新產品之購入專業訣竅之既得權利之成本；若該項目已清楚確定、支出已分別確認及已合理地確實該項目已技術性可行和結果將有商業價值，則該支出將列為資本性及遞延支出。若產品發展支出不符合這些標準，則將於產生時列作支出。

產品發展支出於產品已作商業用途開始後以直線法按估計商業年份分五年攤銷。

有形資產及無形資產（除商譽外）減值損失
於資產負債表結算日，本集團檢視其資產並決定有否減值損失。如某資產可取回值低於其賬面值時，賬面值會因而調低至可取回值。一般減值損失將立即被確認為支出，如相關資產以重估值列賬，其減值損失則視作減少重估儲備。

當減值損失於之後逆轉，資產的賬面值增加至新訂的預期可取回值，但所增加後的賬面值不可超逾其於往年度未計減值損失時之價值。減值損失之逆轉，將立即被計作收入，如相關資產以重估值列賬，其減值損失之逆轉將視作增加重估儲備。

金融工具
當集團公司成為工具合約條文之訂約方，即於資產負債表確認金融資產及金融負債。金融資產及金融負債初次按公平值計量。收購或發行金融資產及金融負債（按公平值計入損益之金融資產及金融負債除外）直接產生之交易成本，於初次確認時於金融資產及金融負債（按適用情況而定）之公平值計入或扣除。收購按公平值計入損益之金融資產及金融負債直接產生之交易成本，即時於損益表確認。

金融資產
本集團之金融資產分為以下三個類別之一：包括通過損益表反映公平值之金融資產、貸款及應收賬款及可出售財務資產。所有一般買賣之金融資產概於交易日予以確認及剔除。一般買賣乃指按照一般市場規定或慣例在一定期間內交付資產之金融資產買賣。就各類別財務資產所採納會計政策載列於下文。

4. SIGNIFICANT ACCOUNTING POLICIES (continued)
Intangible assets (continued)
(b) *Deferred expenditure* (continued)
(ii) Product development expenditure
Expenditure incurred on projects in developing new products, including the respective cost of acquiring the rights to technical know-how for the production of the relevant new products, will be capitalised and deferred only when the project is clearly defined, the expenditure is separately identifiable and there is reasonable certainty that the project is technically feasible and the outcome will be of commercial value. Product development expenditure which does not meet these criteria is expensed when incurred.

Product development expenditure is amortised, using the straight line method, over its estimated commercial life of five years commencing in the year when the product is put into commercial use.

Impairment of tangible and intangible assets (other than goodwill)
At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Financial instruments
Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets
The Group's financial assets are classified into one of the three categories, including financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

4. 主要會計政策（續）

金融資產（續）

通過損益表反映公平值之金融資產

通過損益表反映公平值之金融資產主要為持有作交易之金融資產。於初次確認後之各個結算日，通過損益表反映公平值之金融資產以公平值計量，公平值之變動在其產生期間直接於損益表確認。

貸款及應收賬款

貸款及應收賬款為在活躍市場上並無報價而具有固定或待定付款之非衍生財務資產，於初次確認後之各個結算日，貸款及應收賬款（包括應收貿易賬款及其他應收賬款）以實際利率法按攤銷成本減任何已確認減值虧損列賬。減值虧損於有客觀證據顯示資產出現減值時在損益表確認，並按該項資產賬面值與以原有實際利率貼現估計日後現金流量現值間之差額計算。當該項資產之可收回金額增加可客觀地與該項減值獲確認後出現之事件有關連，則於以後期間可撥回減值虧損，惟於減值日期該項資產所撥回賬面值不得超出倘該項減值未獲確認原應出現之攤銷成本。

可出售金融資產

可出售金融資產為非衍生工具，其須指定為可出售金融資產或未有劃分為金融。於首次確認後之各個結算日，可出售金融資產按公平值計算。公平值之變動於權益中確認，直至該金融資產售出或釐定有所減值，屆時過往於權益中確認之累計盈虧將自權益剔除，並於損益表中確認。可出售金融資產之任何減值虧損於損益表確認。可供出售之股本投資之減值虧損將不會於以後期間回撥。

在活躍市場上並無報價之可出售股本投資，其公平值未能可靠計量，則於首次確認後之各個結算日，按成本減任何已確認減值虧損計算。倘具備客觀證明資產出現減值，則減值虧損於損益表中確認。減值虧損數額按資產賬面值與按類似金融資產之現行市場回報率折讓估計未來現金流量之現值間之差額計算。有關減值虧損將不會於以後期間回撥。

銀行結餘、存款及現金

銀行結餘、存款及現金包括手持現金及隨時可轉換為已知金額現金及價值變動風險極微之活期存款。

金融負債及股本權益

由集團公司發行之金融負債及股本工具，按所訂立之合約安排性質及金融負債及股本工具之定義分類。

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets (continued)

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are mainly those financial assets held for trading. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including debtors, bills receivable and dividend receivable) are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as any of the other categories (set out above). At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Any impairment loss on available-for-sale financial assets are recognised in profit or loss. Impairment losses on available-for-sale equity investments will not reverse in subsequent periods.

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

Bank balances, deposits and cash

Bank balances, deposits and cash comprise cash on hand and demand deposits that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Financial liability and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

4. 主要會計政策（續）

金融負債及股本權益（續）

股本工具為證明集團資產剩餘權益（經扣除其所有負債）之任何合約。本集團之金融負債一般分類為其他金融負債。就金融負債及股本工具採納之會計政策載列如下。

應付賬項及費用

應付賬項及費用採用實際利率法其後按攤銷成本計算。

銀行借款

計息銀行貸款及透支最初以公平值計量，其後則採用實際利率法按攤銷成本計算。扣除交易成本後所得之款項與償還或贖回借款之任何差額於借款期間確認。

股本工具

本公司發行之股本工具按已收所得款項扣除直接發行成本入賬。

衍生金融工具

不符合對沖之衍生工具被列為持有作交易之金融資產或金融負債。該等衍生工具公平值之變動直接於損益內確認。

剔除確認

當自資產收取現金流量之權利已屆滿，或金融資產已轉讓及本集團已將其於金融資產擁有權之絕大部分風險及回報轉移，則金融資產將被剔除確認。於剔除確認金融資產時，資產賬面值與已收代價及已直接於權益確認之累計損益之總和間之差額，將於損益表中確認。

至於金融負債，當於有關合約所訂明責任獲解除、取消或屆滿時，於本集團之資產負債表中剔除。剔除確認金融負債之賬面值與已付或應付代價之間差額於損益表確認。

存貨

存貨乃根據成本和可變現淨值二者中之較低值入賬。成本以先入先出法計算。

稅項

所得稅支出指即期應付稅項及遞延稅項總和。

即期應付稅項按年內應課稅溢利計算。由於應課稅溢利不包括其他年度的應課稅或可扣稅收入或開支項目，亦不包括毋須課稅或不可扣稅之項目，故與收入報表所列溢利不同。本集團即期稅項負債按於結算日已頒佈或實際上已頒佈稅率計算。

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial liability and equity (continued)

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. The Group's financial liabilities generally included other financial liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

Creditors and accrued charges

Creditors and accrued charges are subsequently measured at amortised cost, using the effective interest rate method.

Bank borrowings

Interest-bearing bank loans and overdrafts and initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the settlement or redemption of borrowings is recognised over the term of the borrowings.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derivatives financial instruments

Derivatives that do not qualify for hedge accounting are deemed as financial assets held for trading or financial liabilities held for trading. Changes in fair values of such derivatives are recognised directly in profit or loss

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

For financial liabilities, they are removed from the Group's balance sheet when, and only when, they are extinguished (i.e. when the obligation specified in the relevant contract is discharged, cancelled or expires). The difference between the carrying amount of the financial liability derecognised and the consideration paid is recognised in profit or loss.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income and expense that are taxable or deductible in other years and it further excludes income statement items that are never taxable and deductible. The Group's liabilities for the current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

4. 主要會計政策(續)

税項(續)

遞延税項就綜合財務報表內資產及負債賬面值與計算應課税溢利所用相應税基之間差額確認,以資產負債表負債法列賬。遞延税項負債一般就所有應課税暫時差額確認,遞延税項資產於應課税溢利可能用作扣減可扣減暫時差額時確認。倘商譽或由初次確認不影響應課税溢利或會計溢利之交易(業務合併除外)之其他資產及負債產生暫時差額,有關資產及負債不予確認。

於附屬公司之投資及於共同控制公司權益所產生應課税暫時差額,確認為遞延税項負債,惟本集團有能力控制暫時差額之回撥及暫時差額可能不會於可見將來撥回之情況除外。

遞延税項資產之賬面值於各結算日審閱,於不再有足夠應課税溢利可供恢復全部或部分資產時減少。

遞延税項按預期適用於清償負債或變現資產期間之税率計算。遞延税項於損益表扣除或計入,惟倘遞延税項與直接於權益扣除或計入之項目有關,則遞延税項亦於權益中處理。

租賃

當租約之條款實質上將所有權之絕大部分風險及回撥轉移至承租人,則分類為融資租約。所有其他租約被分類為營運租約。

本集團作為出租人

來自營運租約之租金收入於有關租約年期按直線基準在損益表確認。商討及安排營運租約產生之初次直接成本計入租賃資產賬面值,於租約年期按直線基準確認為開支。

本集團作為承租人

按融資租約持有之資產按租約開始時之公平值或(倘為較低者)按最低租賃款項之現值確認為本集團資產。於出租人之相應責任則於資產負債表列為融資租賃責任。租賃款項按比例分攤為融資費用及租賃責任減少,從而讓該等負債應付餘額以固定息率計算。融資費用直接於損益表扣除。

根據營運租約應付租金於有關租約年期按直線基準在損益表扣除。訂立營運租約時已收及應收作為獎勵之利益,於租約年期按直線基準扣減租金開支。

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Taxation (continued)

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred taxation liabilities are generally recognised for all taxable temporary differences, and deferred taxation assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred taxation liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred taxation assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised in the income statement on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense on a straight-line basis over the lease term.

The Group as lessee

Assets held under finance leases are recognised as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to profit or loss.

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

4. 主要會計政策（續）

外幣

編製集團旗下個別公司之財務報表時，以該公司之功能貨幣以外貨幣（外幣）進行之交易，按交易日期之適用匯率折算為其功能貨幣（即該公司經營業務所在主要經濟環境之貨幣）入賬。於各結算日，以外幣列值之貨幣項目按該結算日之適用匯率重新換算。按公平值入賬之以外幣列值之非貨幣項目，按釐定其公平值當日之適用匯率重新換算。按歷史成本計量之以外幣列值非貨幣項目不予重新換算。

結算貨幣項目及換算貨幣項目所產生匯兌差額，於該等差額產生期間之損益表確認，惟因構成本集團於海外業務淨投資一部分之貨幣項目所產生匯兌差額除外，於此情況下，該等匯兌差額於綜合財務報表內權益確認。重新換算按公平值入賬之非貨幣項目所產生匯兌差額計入期內損益表，惟重新換算損益直接於權益確認之非貨幣項目所產生差額除外，於此情況下，匯兌差額亦直接於權益確認。

產生自構成匯報實體於外國業務投資淨額一部份之貨幣項目之匯兌差額將於各公司個別之財務報表損益賬中確認，而該匯兌差額則於綜合財務報表中重新分類為權益（換算儲備）的一個獨立組成項目。

就綜合財務報表之呈列方式而言，本集團海外業務之資產與負債按於結算日適用之匯率換算為本公司之呈列貨幣（即港元），而其收入及開支則按該年度之平均匯率換算，惟匯率於該期間大幅波動則除外，於此情況下，則按各交易日期適用之匯率換算。產生之匯兌差額（如有）確認為權益之獨立部分（匯兌儲備）。該等匯兌差額於出售海外業務期間之損益中確認。

於二零零五年四月一日或之後收購海外業務所產生商譽及所收購可識別資產公平值變動，當作該海外業務之資產與負債處理，按於各結算日適用之匯率換算。所產生匯兌差額於匯兌儲備確認。

退休福利成本

退休福利計劃之定額供款於到期支付時列作開支。

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

Exchange differences arising from monetary items that form part of the reporting entity's net investment in a foreign operation are recognised to the income statements in separate financial statements of individual entity, and such exchange differences are reclassified to the separate component of equity (i.e. translation reserves) in the consolidated financial statements.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after April 1, 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognised in the translation reserve.

Retirement benefit costs

Payments to the defined contribution retirement plan are charged as expenses as they fall due.

4. 主要會計政策（續）

以股份為基礎支付之交易

以股權結算股份為基礎支付之交易及授予本集團僱員之購股權

所獲服務之公平值乃參考購股權於授出日期之公平值釐定，在歸屬期間以直線法列作支出，或在購股權即時歸屬時全數於授出日確認為支出，並於權益（購股權儲備）中作相應增加。

購股權獲行使時，過往於購股權儲備中確認之數額將轉撥至資本儲備。當購股權於歸屬日後被沒收或於屆滿日仍未獲行使，則過往於購股權儲備中確認之數額將轉撥至累計溢利。

5. 估計不明朗因素主要來源

於應用本集團的會計政策（如附註4所述）時，管理層就下一財政年度財務報表中確認之款項作出以下具重大影響之判斷。

可出售金融資產之減值

就已上市之可出售股本投資而言，嚴重或長期低於成本之公平值可被認為減值之客觀理據。在釐定公平值是否嚴重或長期低於成本時，須在考慮市場波動性之過往資料及個別特定投資之價值後對其作出判斷。

遞延税項

對因税項虧損而產生之遞延税項資產之數額作出評估需要一連串過程，包括確定合適税項撥備、未來之應課税溢利預測及評估本集團就未來盈利可使用之税務優惠之能力。當未來真實產生之盈利少於預期時，遞延税項資產將被回撥，並於回撥發生期間之損益表確認。本集團之遞延税項資產主要源自税項虧損。當現時採用之財務模式顯示該税項虧損可於未來被使用，任何假設、估計及税務條例之改變將對該遞延税項資產之可收回性產生影響。

估計商譽減值

在釐定商譽是否作出減值時，須評估已分配商譽之現金產生單位之使用價值。計算使用價值時，本集團須評估預期從現金產生單位所得之未來現金流量，並需要合適之貼現率以計算現值。倘實際現金流量少於預期之金額，則可能產生重大減值虧損。於二零零六年三月三十一日，商譽之賬面值約為35,142,000港元。有關可收回金額之計算詳情載於附註30。

6. 財務風險管理目標及政策

本集團之主要金融工具包括應收賬項、應收票據及股息、應收貸款、股本投資、銀行結存及存款、應付賬項及費用及借款。該等金融工具之詳情於各附註內披露。與該等金融工具相關之風險，以及如何降低該等風險之政策載列如下。管理層對該等風險進行管理及監控以確保可以及時以有效之方式實施合適之措施。

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based payment transactions

Equity-settled share-based payment transactions and share options granted to employees of the Group

The fair value of services received determined by reference to the fair value of share options granted at the grant date is expensed on a straight-line basis over the vesting period or recognised as an expense in full at the grant date when the share options granted vest immediately, with a corresponding increase in equity (share option reserve).

At the time when the share options are exercised, the amount previously recognised in share option reserve will be transferred to share premium. When the share options are forfeited or are still not exercised at the expiry date, the amount previously recognised in share option reserve will be transferred to retained earning.

5. KEY SOURCES OF ESTIMATION UNCERTAINTY

In the process of applying the entity's accounting policies which are described in note 4, management has made the following judgments that have the most significant effect on the amounts recognised in the financial statements within the next financial year.

Impairment of available-for-sale financial assets

For listed available-for-sale equity investments, a significant or prolonged decline in fair value below cost is considered to be objective evidence of impairment. Judgment is required when determining whether a decline in fair value has been significant or prolonged. In making this judgment, the historical data on market volatility as well as the price of the specific investment are taken into account.

Deferred tax

Estimating the amount for deferred tax asset arising from tax losses requires a process that involves determining appropriate provisions for taxation, forecasting future years' taxable income and assessing the Group's ability to utilise tax benefits through future earnings. In case where the actual future profits generated are less than expected, a reversal of the deferred tax asset may arise, which would be recognised in the income statement for the period in which such a reversal takes place. The Group's deferred tax asset mainly arises from tax losses. While the current financial models indicate that the tax losses can be utilised in future, any changes in assumptions, estimates and tax regulation can affect the recoverability of this deferred tax assets.

Estimated impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. As at March 31, 2006, the carrying amount of goodwill is HK$35,142,000. Details of the recoverable amount calculation are disclosed in note 30.

6. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's major financial instruments include debtors, bills and dividends receivables, loan receivables, equity investments, bank balances and deposits, creditors and accrued charges and borrowings. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

6. 財務風險管理目標及政策（續）

貨幣風險

本集團之資產及負債主要以美元、英鎊、新台幣、港元、人民幣、澳元及坡元等計值。外匯風險主要透過相配相同貨幣之資產及負債，並於需要時以合適金融工具作出管理。然而，管理層會密切監控相關外幣風險，並將於必要時考慮對沖重大貨幣風險。

利率風險

本集團之利率風險主要來自定息或浮息之計息債項及計息資產。本集團現時透過利率掉期合約減低部份利率風險。然而，管理層會密切監控情況發展，並於必要時考慮進一步對沖該等風險。

價格風險

集團之可供出售投資及衍生金融工具於每個結算日均以其公平價值計算列賬。因此，集團面對股本及債務證券之價格風險。管理層透過持有不同風險之投資組合以減少價格風險。

流動資金風險

本集團透過結合借款及股本作為日常營運之融資，並維持足夠備用信貸以確保在需要時提供必須之流動資金。管理層定期密切監察本集團之流動性以確保足夠流動資金應付所有到期責任。

信貸風險

本集團於二零零六年三月三十一日就每類別已確認金融資產因對方未能履行其責任而產生之最大風險承擔，為綜合資產負債表內所列該等資產之賬面值。管理層認為集團有足夠之信貸管理以釐定信貸限額、信貸審批及其他監督程序，確保就逾期未付債項採取跟進行動。本集團於每個結算日就每筆個別應收賬款之可收回款項進行審查，以確保就不可收回款項確認足夠減值虧損。此外，本集團透過持續評估交易對手之財務狀況及於需要時要求交易對手提供其他形式之保障管理長期應收賬項及股東貸款之信貸風險，就此而言，本集團董事認為，本集團之信貸風險已大幅減少。

由於交易對手為獲國際信貸評級機構給予高度信貸評級之銀行，故流動資金及衍生金融工具之信貸風險有限。

7. 業務及地域性分類

就管理而言，本集團現時由四個主要營運部門構成，它們成為集團滙報的基礎分類資料，其主要業務詳見如下：

主要營運部門及其業務範圍：

電子	—	發展、製造和分銷電子產品，包括：汽車電子，專業電子產品，零部件，汽車配線，電纜及揚聲器
電池	—	發展、製造和分銷電池及相關產品

6. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Currency risk

The Group's assets and liabilities are mainly denominated in United States dollar, Sterling pound, New Taiwan dollar, Hong Kong dollar, Renminbi, Australian dollar and Singapore dollar, etc. Exposures to foreign currency risks are managed as far as possible by matching assets and liabilities in the same currency denomination and supplemented with appropriate financial instruments where necessary. However, the management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arises.

Interest rate risk

The Group's interest rate risk exposure mainly arises from its interest bearing debts and interest bearing assets, which are either at fixed rate or variable rate. The Group currently entered into interest swaps to mitigate part of the exposure to interest rate risk. However, the management will monitor the situation and consider further hedging such exposure should the need arises.

Price risk

The Group's available-for-sale investments and derivative financial instruments are measured at fair value at each balance sheet date. Therefore, the Group is exposed to equity and debt security price risk. The management manages this exposure by maintaining a portfolio of investments with different risk profiles.

Liquidity risk

The Group finances its operations by a combination of borrowings and equity. Adequate lines of credit are maintained to ensure the necessary liquidity is available when required. The management monitors the liquidity position of the Group on a periodical basis to ensure the availability of sufficient liquid funds to meet all obligations.

Credit risk

The Group's maximum exposure to credit risk in the event of the counterparties failure to perform their obligations as at March 31, 2006 in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the consolidated balance sheet. The management considers that the Group has adequate credit control for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. The Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In addition, the Group manages the credit risk of long term receivables and shareholders' loans by ongoing evaluation of the counterparties' financial position and requesting counterparties to provide other form of security, if consider as necessary. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agents.

7. BUSINESS AND GEOGRAPHICAL SEGMENTS

For management purposes, the Group is currently organised into four principal operating divisions of which their principal activities are disclosed as follows and these divisions form the basis on which the Group reports its primary segment information.

Principal operating divisions and their activities are:

Electronics	–	development, manufacture and distribution of electronic products including automotive electronics, specialty electronics, parts and components, wire harness and cables, and loudspeakers
Batteries	–	development, manufacture and distribution of batteries and battery related products

7. 業務及地域性分類（續）

電器 — 發展、製造和分銷照明系統

科技及策略 — 從事製造和分銷高級科技產品包括發光二極管顯示屏及持有策略性投資

本集團分類資料之分析如下：

(a) 以業務分類
二零零六年

7. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

Electrical – development, manufacture and distribution of light fittings

Technology and strategic – manufacture and distribution of high-end technological products consisting of LED display screens and holding of strategic investments

Analysis of the Group's segment information is as follows:

(a) Business segments
2006

		科技及策略 Technology and strategic 千港元 HK$'000	電子 Electronics 千港元 HK$'000	電池 Batteries 千港元 HK$'000	電器 Electrical 千港元 HK$'000	對銷 Elimination 千港元 HK$'000	合計 Total 千港元 HK$'000
營業額	**TURNOVER**						
對外銷售	External sales	137,796	1,827,463	–	37,044	–	2,002,303
業績	**RESULTS**						
業務業績	Segment results	37,103	59,568	–	39,293	–	135,964
不能分類之企業費用	Unallocated corporate expenses						(58,468)
其他企業收入	Other corporate income						52,687
							130,183
投資淨收益	Net investment gain						186
財務成本	Finance costs						
業務	Segment	(3,423)	(53,936)	–	(5,687)	–	(63,046)
企業	Corporate						(59,780)
所佔聯營公司業績	Share of results of associates	3,330	75,891	31,174	(367)	–	110,028
所佔共同控制公司業績	Share of results of jointly controlled entities	–	–	–	(26,176)	–	(26,176)
應當出售聯營公司部份權益之虧損	Loss on deemed partial disposal of associates						(145)
應當出售附屬公司部份權益之虧損	Loss on deemed partial disposal of subsidiaries						(784)
應當出售附屬公司之收益	Gain on deemed disposal of subsidiaries						7,583
除税前溢利	Profit before taxation						98,049
税項	Taxation						(25,487)
全年純利	Profit for the year						72,562

7. 業務及地域性分類（續）
(a) 以業務分類（續）
二零零六年

7. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

(a) Business segments (continued)

2006

		科技及策略 Technology and strategic 千港元 HK$'000	電子 Electronics 千港元 HK$'000	電池 Batteries 千港元 HK$'000	電器 Electrical 千港元 HK$'000	對銷 Elimination 千港元 HK$'000	合計 Total 千港元 HK$'000
資產	**ASSETS**						
業務資產	Segment assets	294,497	1,187,064	–	1,860,709	(16,874)	3,325,396
所佔聯營公司權益	Interests in associates	144,865	466,745	794,261	2,276	–	1,408,147
非上市股本投資	Unlisted equity investment	–	–	–	197,336	–	197,336
不能分類企業資產	Unallocated corporate assets						315,232
總資產	Consolidated total assets						5,246,111
負債	**LIABILITIES**						
業務負債	Segment liabilities	407,877	402,098	–	264,146	(426,226)	647,895
貸款	Borrowings						
業務	Segment	–	1,308,774	–	210,686	–	1,519,460
企業	Corporate						1,080,432
不能分類企業負債	Unallocated corporate liabilities						39,453
總負債	Consolidated total liabilities						3,287,240
其他資料	**OTHER INFORMATION**						
資本性支出	Capital expenditure						
業務	Segment	8,968	23,665	–	28,906	–	61,539
企業	Corporate						7,418
折舊及攤銷	Depreciation and amortisation						
業務	Segment	15,175	44,026	–	20,878	–	80,079
企業	Corporate						4,306
因增加購入附屬公司權益而引發之商譽	Additions of goodwill arising from acquisition of additional interests in subsidiaries	–	262	–	–	–	262
遞延支出之增加	Additions of deferred expenditure	3,267	19,400	–	19,402	–	42,069
以股份為基礎支付之支出	Share-based payments	–	690	–	–	–	690

7. 業務及地域性分類（續） 7. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

(a) 以業務分類（續） (a) Business segments (continued)

二零零五年（重新編列） 2005 (restated)

		科技及策略 Technology and strategic 千港元 HK$'000	電子 Electronics 千港元 HK$'000	電池 Batteries 千港元 HK$'000	電器 Electrical 千港元 HK$'000	對銷 Elimination 千港元 HK$'000	合計 Total 千港元 HK$'000 (重新編列) (restated)
營業額	**TURNOVER**						
對外銷售	External sales	254,041	1,904,390	–	20,750	–	2,179,181
內部對銷	Inter-segment sales	4	–	–	–	(4)	–
		254,045	1,904,390	–	20,750	(4)	2,179,181
內部業務銷售乃按現行市場價格進行	Inter-segment sales are charged at prevailing market rates						
業績	**RESULTS**						
業務業績	Segment results	21,770	86,430	–	36,027	–	144,227
不能分類之企業費用	Unallocated corporate expenses						(67,227)
其他企業收入	Other corporate income						16,843
							93,843
投資淨收益	Net investment gain						27,068
財務成本	Finance costs						
業務	Segment	(4,144)	(35,660)	–	(9,079)	–	(48,883)
企業	Corporate						(30,472)
所佔聯營公司業績	Share of results of associates	(4,391)	90,403	16,120	(15,311)	–	86,821
所佔共同控制公司業績	Share of result of jointly controlled entities	–	–	–	(56,572)	–	(56,572)
攤銷購入聯營公司權益引發之溢價	Amortisation of goodwill on acquisition of associates						(4,227)
變現購入聯營公司引發之折讓	Release of negative goodwill on acquisition of associates						985
出售一間附屬公司部份權益之虧損	Loss on disposal of partial interest of a subsidiary						(4,703)
出售附屬公司之虧損	Loss on disposal of subsidiaries						(666)
應當出售一間附屬公司部份權益之虧損	Loss on deemed partial disposal of a subsidiary						(3,019)
出售聯營公司之收益	Gain on disposal of associates						44,115
除稅前溢利	Profit before taxation						104,290
稅項	Taxation						(15,641)
全年純利	Profit for the year						88,649

7. 業務及地域性分類（續）
(a) 以業務分類（續）
二零零五年（重新編列）

7. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)
(a) Business segments (continued)
2005 (restated)

		科技及策略 Technology and strategic 千港元 HK$'000	電子 Electronics 千港元 HK$'000	電池 Batteries 千港元 HK$'000	電器 Electrical 千港元 HK$'000	對銷 Elimination 千港元 HK$'000	合計 Total 千港元 HK$'000
資產	**ASSETS**						
業務資產	Segment assets	661,364	1,290,511	–	1,545,783	(81,165)	3,416,493
所佔聯營公司權益	Interests in associates	17,637	443,446	756,062	1,167	–	1,218,312
所佔共同控制公司權益	Interests in jointly controlled entities	–	–	–	322,501	–	322,501
非上市股本投資	Unlisted equity investment	–	–	–	275,298	–	275,298
不能分類企業資產	Unallocated corporate assets						289,319
總資產	Consolidated total assets						5,521,923
負債	**LIABILITIES**						
業務負債	Segment liabilities	481,515	450,341	–	332,965	(516,958)	747,863
貸款	Borrowings						
業務	Segment	160,583	1,284,102	–	143,525	–	1,588,210
企業	Corporate						1,018,862
不能分類企業負債	Unallocated corporate liabilities						52,594
總負債	Consolidated total liabilities						3,407,529
其他資料	**OTHER INFORMATION**						
資本性支出	Capital expenditure						
業務	Segment	13,322	71,677	–	25,311	–	110,310
企業	Corporate						7,611
折舊及攤銷	Depreciation and amortisation						
業務	Segment	24,303	45,894	–	16,444	–	86,641
企業	Corporate						7,175
因購入一間聯營公司而增加之商譽	Additions of goodwill on acquisition of an associate	–	6,313	–	–	–	6,313
因購入一間聯營公司而增加之折讓	Additions of negative goodwill on acquisition of an associate	–	87	–	–	–	87
因購入附屬公司而引發之商譽	Additions of goodwill arising from acquisition of subsidiaries						
業務	Segment	23,927	(9,502)	–	–	–	14,425
企業	Corporate						24,967
因增加購入附屬公司權益而引發之商譽	Additions of goodwill arising from acquisition of additional interests in subsidiaries						
業務	Segment	–	5,165	–	–	–	5,165
企業	Corporate						28,483
遞延支出之增加	Additions of deferred expenditure	9,800	–	–	–	–	9,800
以股份為基礎支付之支出	Share-based payments	–	2,061	–	–	–	2,061

7. 業務及地域性分類（續）

(b) 地域分類

集團產品之製造及分銷於中國包括香港及其他亞太地區、中東及歐洲國家進行。集團同時於美國維持市場推廣活動。

以下列表提供集團按市場地域而非貨品來源之銷售分析。

7. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

(b) Geographical segments

Manufacturing and distribution of the Group's products are carried out in The People's Republic of China ("the PRC") including Hong Kong and certain other Asia-Pacific, Middle East and European countries. The Group also maintains marketing function in America.

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods.

		營業額 Turnover 2006 千港元 HK$'000	2005 千港元 HK$'000
中華人民共和國	The PRC		
－香港	– Hong Kong	**95,640**	119,004
－內地	– Mainland China	**238,488**	230,026
其他亞洲國家	Other Asian countries	**595,752**	687,783
歐洲	Europe	**498,795**	543,313
北美及南美洲	North & South America	**504,176**	491,832
澳洲及新西蘭	Australia & New Zealand	**58,377**	95,958
其他	Others	**11,075**	11,265
		2,002,303	2,179,181

分類資產之賬面值，物業、廠房及設備，及無形資產之增加，按資產所在地域之分析如下：

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible assets, analysed by the geographical areas in which the assets are located:

		分類資產之賬面值 Carrying amount of segment assets		物業、廠房及設備及無形資產之增加 Additions to property, plant and equipment and intangible assets	
		2006 千港元 HK$'000	2005 千港元 HK$'000	2006 千港元 HK$'000	2005 千港元 HK$'000
中華人民共和國	The PRC				
－香港	– Hong Kong	**1,020,761**	887,972	**61,647**	39,868
－內地	– Mainland China	**808,451**	843,413	**41,084**	68,527
其他亞洲國家	Other Asian countries	**375,015**	437,116	**1,147**	80,006
歐洲	Europe	**261,294**	301,753	**7,188**	18,166
北美及南美洲	North & South America	**109,987**	166,957	**205**	507
澳洲及新西蘭	Australia & New Zealand	**748,812**	770,659	**–**	–
其他	Others	**1,076**	8,623	**17**	–
		3,325,396	3,416,493	**111,288**	207,074

8. 其他支出 / 8. OTHER EXPENSE

		2006 千港元 HK$'000	2005 千港元 HK$'000
其他支出包括：	The other expense comprises:		
攤銷購入附屬公司引發之商譽	Amortisation of goodwill on acquisition of subsidiaries	–	3,885

9. 投資淨收益 / 9. NET INVESTMENT GAIN

		2006 千港元 HK$'000	2005 千港元 HK$'000
投資淨收益包括：	Net investment gain comprises:		
持有投資證券未變現之淨收益	Net unrealised holding gain on investments in securities	–	30,349
電子商資投資回撥	Recovery of investments in e-business	–	879
投資證券減值虧損確認	Impairment loss recognised in respect of investment securities	–	(4,160)
出售可出售投資之收益	Gain on disposal of available-for-sale investments	186	–
		186	27,068

10. 財務成本 / 10. FINANCE COSTS

		2006 千港元 HK$'000	2005 千港元 HK$'000
銀行及其他借款利息費用：	Interest on bank and other borrowings:		
於五年內全部倘還	Wholly repayable within five years	122,222	77,381
並非於五年全部償還	Not wholly repayable within five years	254	350
可換股票據	Convertible note	–	1,462
財務租賃	Finance leases	350	162
總借款成本	Total borrowing costs	122,826	79,355

11. 除稅前溢利 11. PROFIT BEFORE TAXATION

		2006 千港元 HK$'000	2005 千港元 HK$'000
除稅前溢利已減除以下項目：	Profit before taxation has been arrived at after charging:		
董事酬金（附註12）	Directors' emoluments (see note 12)	**31,274**	34,508
員工薪金、津貼及福利	Staff salaries, allowances and welfare	**299,306**	305,140
僱員部份之以股份為基礎支付之支出	Share based payment expense of employees	**461**	1,376
員工費用合計	Total employee benefits expenses	**331,041**	341,024
遞延支出攤銷（包括於行政支出內）	Amortisation of deferred expenditure (included in administrative expenses)	**11,905**	16,798
預付租賃款項攤銷	Amortisation of prepaid lease payments	**976**	894
商標攤銷（包括於行政支出內）	Amortisation of trademarks (included in administrative expenses)	**4,182**	4,182
核數師酬金	Auditors' remuneration		
本年度	Current year	**4,807**	5,491
往年不足之撥備	Underprovision for prior years	**971**	308
折舊及攤銷	Depreciation and amortisation on		
擁有之資產	Owned assets	**65,926**	66,861
財務租賃之資產	Assets held under finance leases	**1,396**	1,196
非上市股本投資之減值虧損（包括於行政支出內）	Impairment loss recognised on unlisted equity investment (included in administrative expenses)	**3,610**	–
營業性租賃租金	Minimum lease payments made in respect of		
租賃物業	Rental premises	**25,481**	25,915
其他	Others	**4,068**	4,514
研究費用支出	Research expenditure incurred	**32,867**	38,057
應佔聯營公司稅項（包括於應佔聯營公司業績內）	Share of tax of associates (included in share of results of associate)	**20,636**	45,524
應佔共同控制公司稅項（包括於應佔共同控制公司業績內）	Share of tax of jointly controlled entities (included in share of results of jointly controlled entities)	**5,227**	6,660
給貿易夥伴之借款撇除	Write-off of advance to trade associate	**16,998**	–
及經計入：	and after crediting:		
股息收入：	Dividend income from:		
上市投資	Listed investments	**8,470**	22,098
非上市投資	Unlisted investments	**18,294**	10
購入一間附屬公司之折讓（包括於其他收入內）	Discount on acquisition of a subsidiary (included in other income)	**800**	–
衍生金融工具公平值之變動	Change in fair value of derivative financial instruments	**18,893**	–
出售投資物業之收益	Gain on disposal of investment properties	**350**	1,192
出售物業、廠房及設備之收益	Gain on disposal of property, plant and equipment	**2,621**	3,666
出售電器配件及裝置系統業務之淨收益（附註21）	Net gain on disposal of the electrical wiring devices and installation systems business (note 21)	**21,137**	21,446
銀行存款及結存之利息收入	Interest earned on bank deposits and balances	**32,770**	22,162
長期應收賬項之利息收入	Interest income from long term receivables	**39,275**	21,535
聯營公司借款之利息收入	Interest income from associates	**230**	173
非上市股本投資之預計利息	Imputed interest on unlisted equity investment	**3,610**	–
投資物業租金收入扣除支出1,595,000港元（二零零五年：1,096,000港元）	Rental income from investment properties, less outgoings of HK$1,595,000 (2005: HK$1,096,000)	**8,565**	8,963
投資物業公平值變動	Fair value changes of investment properties	**9,270**	9,100

12. 董事薪酬及最高薪酬僱員

董事薪酬及僱員薪酬

董事

已付或應付予十三名（二零零五年：十三名）董事各自之酬金如下：

12. DIRECTORS' REMUNERATION AND HIGHEST PAID EMPLOYEES

Directors' emoluments and employees' emoluments

Directors

The emoluments paid or payable to each of the thirteen (2005: thirteen) directors were as follows:

		2006					2005
			其他薪酬 Other emoluments				
		袍金 Fees 千港元 HK$'000	薪金及其他福利 Salaries and other benefits 千港元 HK$'000	表現相關獎勵支出 Performance related incentive payments 千港元 HK$'000 (附註) (Note)	退休福利計劃供款 Retirement benefits scheme contribution 千港元 HK$'000	合計 Total 千港元 HK$'000	合計 Total 千港元 HK$'000
羅仲榮	Victor LO Chung Wing	10	3,511	5,426	398	9,345	11,808
吳崇安	Andrew NG Sung On	10	3,510	2,500	324	6,344	6,344
羅仲炳	Kevin LO Chung Ping	10	1,527	–	99	1,636	1,505
羅仲煒	Paul LO Chung Wai	10	500	–	50	560	560
梁伯全	LEUNG Pak Chuen	10	2,464	1,565	145	4,184	4,960
顧玉興	Richard KU Yuk Hing	10	–	–	–	10	10
莊紹樑	Andrew CHUANG Siu Leung	10	2,073	275	158	2,516	2,313
周國偉	CHAU Kwok Wai	10	1,784	1,373	168	3,335	4,018
王維勤	Raymond WONG Wai Kan	10	2,181	548	193	2,932	2,733
張定球	Vincent CHEUNG Ting Kau	100	–	–	–	100	40
呂明華	LUI Ming Wah	120	–	–	–	120	80
羅肇強	John LO Siew Kiong	–	–	–	–	–	80
陳志聰	Frank CHAN Chi Chung	120	–	–	–	120	57
陳其鑣	CHAN Kei Biu	72	–	–	–	72	–
		502	17,550	11,687	1,535	31,274	34,508

附註：表現相關獎勵支出乃根據該年度營運業績、個別表現及可資比較的市場統計數字釐定。

Note: The performance related incentive payments were determined with reference to the operating results, individual performance and comparable market statistics during both years.

於是年度，本集團向羅仲榮提供住所，而該物業之應課差餉租值為489,000港元（二零零五年：489,000港元）。該款項並不包括於上述薪金及其他福利內。

During the year, the Group also provided accommodation to Victor LO Chung Wing and the rateable value of the property amounted to HK$489,000 (2005: HK$489,000). The amount has not been included in salaries and other benefits above.

12. 董事薪酬及最高薪酬僱員（續） 12. DIRECTORS' REMUNERATION AND HIGHEST PAID EMPLOYEES (continued)

僱員 Employees

本集團於本年最高薪酬之五名僱員包括四名（二零零五年：四名）公司董事（其酬金之詳情如上所載）。其餘一名（二零零五年：一名）本集團最高薪酬之非公司董事僱員之酬金如下：

The five highest paid individuals of the Group for the year included four (2005: four) directors of the Company, details of whose emoluments are set out above. The emoluments of one (2005: one) highest paid employee of the Group, not being a director of the Company, were as follows:

		2006 千港元 HK$'000	2005 千港元 HK$'000
薪酬及其他福利	Salaries and other benefits	**2,677**	2,654
業勤獎勵	Performance related incentive payments	**1,202**	1,603
退休福利計劃供款	Retirement benefit scheme contributions	**211**	211
		4,090	4,468

該僱員之酬金分級如下：

Emolument of this employee was within the following band:

		僱員人數 Number of employee(s) 2006	2005
4,000,001港元－4,500,000港元	HK$4,000,001 to HK$4,500,000	**1**	1

13. 稅項 13. TAXATION

		2006 千港元 HK$'000	2005 千港元 HK$'000 （重新編列） (Restated)
包括：	The charge comprises:		
公司及其附屬公司：	The Company and its subsidiaries:		
香港利得税	Hong Kong Profits Tax	**4,390**	9,633
香港以外其他地區稅項	Taxation in jurisdictions other than Hong Kong	**23,532**	14,676
遞延稅項（附註39）	Deferred taxation (note 39)	**(2,435)**	(8,668)
		25,487	15,641

香港利得稅乃按是年度估計應課稅溢利按稅率17.5%（二零零五年：17.5%）計算。

Hong Kong Profits Tax is calculated at 17.5% (2005: 17.5%) of the estimated assessable profit for the year.

香港以外地區稅項乃按有關司法管轄之現行稅率計算。

Taxation in jurisdictions other than Hong Kong is calculated at the rates prevailing in the respective jurisdictions.

13. 稅項（續） 13. TAXATION (continued)

稅項之分析如下：
A statement of reconciliation of taxation is as follows:

		2006 千港元 HK$'000	2005 千港元 HK$'000 （重新編列） (Restated)
除稅前溢利	Profit before taxation	**98,049**	104,290
按香港利得稅率17.5%（二零零五年：17.5%）計算之稅項	Tax at the Hong Kong Profits Tax rate of 17.5% (2005: 17.5%)	**17,159**	18,251
所佔聯營公司之稅務影響	Tax effect of share of results of associates	**(19,255)**	(15,194)
所佔共同控制公司之稅務影響	Tax effect of share of results of jointly controlled entities	**4,581**	9,900
不獲稅項減免支出之稅務影響	Tax effect of expenses not deductible for tax purposes	**8,740**	33,226
免稅收入之稅務影響	Tax effect of income not taxable for tax purposes	**(25,003)**	(47,122)
未確認稅項虧損之稅務影響	Tax effect of tax losses not recognised	**22,611**	29,200
應用往年未確認稅項虧損之稅務影響	Tax effect on utilisation of tax losses previously not recognised	**(784)**	(9,026)
附屬公司、聯營公司及共同控制公司所處香港以外地區不同稅率之影響	Effect of different tax rates of subsidiaries, associates and jointly controlled entities in jurisdictions other than Hong Kong	**9,346**	5,100
其他	Others	**8,092**	(8,694)
是年度稅項	Taxation charge for the year	**25,487**	15,641

14. 股息 14. DIVIDENDS

		2006 千港元 HK$'000	2005 千港元 HK$'000
建議派發末期股息每股3.0仙（二零零五年：3.0仙）	Final dividend proposed of 3.0 cents (2005: 3.0 cents) per share	**16,479**	16,479
已派發中期股息每股3.0仙（二零零五年：4.0仙）	Interim dividend paid of 3.0 cents (2005: 4.0 cents) per share	**16,479**	21,809
因行使認股權而增加派發之上年度股息	Additional prior year's dividend paid as a result of exercise of share options	**–**	144
		32,958	38,432

15. 每股盈利 / 15. EARNINGS PER SHARE

屬於本公司資本股東之每股基本盈利及攤薄盈利乃根據下列數據計算：

The calculation of the basic and diluted earnings per share attributable to the ordinary equity shareholders of the Company is based on the following data:

		2006 千港元 HK$'000	2005 千港元 HK$'000 (重新編列) (Restated)
盈利	**Earnings**		
屬於本公司資本股東之全年純利及計算基本每股盈利之溢利	Profit for the year attributable to equity shareholders of the Company and earnings for the purpose of basic earnings per share	**61,672**	65,877
就可攤薄潛在股份攤薄附屬公司及聯營公司每股盈利之所佔溢利作出之調整	Effect of dilutive potential shares on share of results of subsidiaries and associates based on the dilution of their earnings per share	**(467)**	(1,098)
假設可換股票據被轉換作出之調整	Adjustment resulting from the assumed conversion of the convertible note	**–**	(2,002)
計算攤薄每股盈利之盈利	Earnings for the purpose of diluted earnings per share	**61,205**	62,777
		'000	'000
股份數目	**Number of shares**		
計算基本每股盈利之股份加權平均數	Weighted average number of shares for the purpose of basic earnings per share	**548,961**	544,226
購股權之可攤薄潛在股份之影響	Effect of dilutive potential shares on share options	**645**	6,123
計算攤薄每股盈利之股份加權平均數	Weighted average number of shares for the purpose of diluted earnings per share	**549,606**	550,349

因應用新香港財務報告準則對每股基本盈利及攤薄盈利之影響列表總結如下：

The following table summarises the impact of adoption of new HKFRSs on both basic and diluted earnings per share:

		每股基本盈利之影響 Impact on basic earning per share		攤薄每股盈利之影響 Impact on diluted earning per share	
		2006 港仙 HK cents	2005 港仙 HK cents	2006 港仙 HK cents	2005 港仙 HK cents
未調整之前的數目	Reported figures before adjustments	**9.50**	12.92	**9.41**	12.21
因應用新香港財務報告準則引致之調整	Adjustments arising from the adoption of new HKFRSs	**1.73**	(0.82)	**1.73**	(0.80)
重新編列	Restated	**11.23**	12.10	**11.14**	11.41

二零零五年攤薄每股盈利之計算乃假設可換股票據被轉換為GP工業有限公司(「GP工業」)之股份，GP工業為本公司擁有87.1%權益之附屬公司。

The computation of diluted earnings per share for year 2005 assumed the conversion of the convertible note into the shares of GP Industries Limited ("GP Ind"), a 87.1% owned subsidiary of the Company.

16. 投資物業 16. INVESTMENT PROPERTIES

		集團 THE GROUP 千港元 HK$'000	公司 THE COMPANY 千港元 HK$'000
公平值	**FAIR VALUE**		
於二零零四年四月一日	At April 1, 2004	138,980	13,900
出售	Disposals	(43,950)	–
於損益表增加之已確認公平值	Increase in fair value recognised in the income statement	9,100	6,100
於二零零五年三月三十一日及於二零零五年四月一日	At March 31, 2005 and April 1, 2005	104,130	20,000
出售	Disposals	(300)	–
轉入物業、廠房及設備及預付租賃款項	Transfers to property, plant and equipments and prepaid lease payments	(7,400)	–
於損益表增加之已確認公平值	Increase in fair value recognised in the income statement	9,270	3,000
於二零零六年三月三十一日	At March 31, 2006	105,700	23,000

本集團之投資物業位於香港為中期租貸。

The investment properties of the Group and the Company are located in Hong Kong under medium-term leases.

本集團之投資物業於二零零六年三月三十一日之公平值由與本集團並無任何關連之獨立專業估值師行，永利行評值顧問有限公司估值。永利行評值顧問有限公司有適合的資格及評估相關地區同類形物業的經驗。該評估乃是符合香港測量師學會發出之估值準則並參考市場同類形物業之交易價格。

The fair value of the Group's investment properties at March 31, 2006 was valued by RHL Appraisal Ltd, independent qualified professional valuers not connected with the Group. RHL Appraisal Ltd has appropriate qualifications and experiences in the valuation of similar properties in the relevant locations. The valuation, which conforms to the HKIS Valuation Standards on Properties issued by the Hong Kong Institute of Surveyors, was arrived at by reference to market evidence of transaction prices for similar properties.

17. 物業、廠房及設備

17. PROPERTY, PLANT AND EQUIPMENT

		永久擁有土地及房產 Freehold land and buildings 千港元 HK$'000	租賃房產 Leasehold buildings 千港元 HK$'000	租約房產裝修 Leasehold improvements 千港元 HK$'000	機械及設備 Machinery and equipment 千港元 HK$'000	工模及工具 Moulds and tools 千港元 HK$'000	發展中物業 Properties under development 千港元 HK$'000	其他 Others 千港元 HK$'000	合計 Total 千港元 HK$'000
集團	**THE GROUP**								
成本或估值	**COST OR VALUATION**								
於二零零四年四月一日	At April 1, 2004	19,077	41,189	72,244	207,803	34,256	98,537	86,289	559,395
貨幣調整	Currency realignment	679	(1,554)	(360)	538	993	320	519	1,135
收購附屬公司	Purchase of subsidiaries	–	45,322	6,962	13,409	1,677	10,448	5,079	82,897
出售附屬公司	Disposal of subsidiaries	–	–	(63)	(1,229)	–	–	(158)	(1,450)
增加	Additions	–	420	6,647	60,371	11,458	4,523	34,502	117,921
出售	Disposals	–	(14,995)	(1,796)	(41,848)	(1,033)	(11,358)	(13,547)	(84,577)
重新分類	Reclassification	–	99,077	–	(8)	2	(99,055)	(16)	–
於二零零五年三月三十一日	At March 31, 2005	19,756	169,459	83,634	239,036	47,353	3,415	112,668	675,321
貨幣調整	Currency realignment	(1,662)	(244)	(302)	(1,619)	(2,884)	232	(2,045)	(8,524)
應當出售附屬公司	Deemed disposal of subsidiaries	–	–	(1,106)	(24,944)	(886)	–	(804)	(27,740)
增加	Additions	–	1,095	7,682	27,210	8,446	13,400	11,124	68,957
從投資物業轉入	Transfers from investment properties	–	1,850	–	–	–	–	–	1,850
重新分類	Reclassification	–	15,915	–	–	–	(15,915)	–	–
出售/撇除	Disposals/write-off	–	(37,331)	(2,295)	(18,791)	(8,874)	(1,132)	(9,182)	(77,605)
於二零零六年三月三十一日	**At March 31, 2006**	**18,094**	**150,744**	**87,613**	**220,892**	**43,155**	**–**	**111,761**	**632,259**
包括:	Comprising:								
成本	At cost	18,094	105,061	87,613	220,892	43,155	–	111,761	586,576
估值-一九九四年	At valuation – 1994	–	45,683	–	–	–	–	–	45,683
		18,094	150,744	87,613	220,892	43,155	–	111,761	632,259
折舊及攤銷	**DEPRECIATION AND AMORTISATION**								
於二零零四年四月一日	At April 1, 2004	2,610	16,283	49,508	146,579	20,986	–	43,192	279,158
貨幣調整	Currency realignment	105	(1,011)	(34)	416	692	–	361	529
出售附屬公司	Disposal of subsidiaries	–	–	(25)	(681)	–	–	(66)	(772)
是年度準備	Provided for the year	247	5,862	8,888	29,779	7,830	–	15,451	68,057
出售時減除	Eliminated on disposals	–	(2,423)	(1,553)	(37,369)	(793)	–	(10,809)	(52,947)
於二零零五年三月三十一日	At March 31, 2005	2,962	18,711	56,784	138,724	28,715	–	48,129	294,025
貨幣調整	Currency realignment	(270)	45	(64)	(1,107)	(2,110)	–	(1,347)	(4,853)
應當出售附屬公司	Deemed disposal of subsidiaries	–	–	(529)	(5,993)	(333)	–	(134)	(6,989)
是年度準備	Provided for the year	237	6,202	9,036	25,429	7,960	–	18,458	67,322
出售時減除/撇除	Eliminated on disposals/write-off	–	(2,193)	(2,334)	(12,398)	(708)	–	(5,171)	(22,804)
於二零零六年三月三十一日	**At March 31, 2006**	**2,929**	**22,765**	**62,893**	**144,655**	**33,524**	**–**	**59,935**	**326,701**
賬面值	**CARRYING VALUES**								
於二零零六年三月三十一日	**At March 31, 2006**	**15,165**	**127,979**	**24,720**	**76,237**	**9,631**	**–**	**51,826**	**305,558**
於二零零五年三月三十一日	At March 31, 2005	16,794	150,748	26,850	100,312	18,638	3,415	64,539	381,296

17. 物業、廠房及設備（續） 17. PROPERTY, PLANT AND EQUIPMENT (continued)

		集團 THE GROUP 2006 千港元 HK$'000	2005 千港元 HK$'000 (重新編列) (restated)
以上集團之物業權益包括：	The Group's property interests shown above comprise:		
本港以外地區之永久擁有物業	Freehold properties held outside Hong Kong	**15,165**	16,794
租賃物業：	Leasehold buildings:		
在香港	Held in Hong Kong,		
中期租賃	Medium-term leases	**17,021**	47,662
香港以外區	Held outside Hong Kong,		
中期租賃	Medium-term leases	**106,626**	98,248
短期租賃	Short term leases	**4,332**	4,838
		143,144	167,542

於二零零六年三月三十一日，租賃物業之賬面值為其歷史價值減去累積折舊，其賬面值大約為15,697,000港元（二零零五年：17,650,000港元）。

At March 31, 2006, had the leasehold buildings been carried at historical cost less accumulated depreciation, their carrying amount would have been approximately HK$15,697,000 (2005: HK$17,650,000).

		租約房產裝修 Leasehold improvements 千港元 HK$'000	其他 Others 千港元 HK$'000	合計 Total 千港元 HK$'000
公司	**THE COMPANY**			
成本	**COST**			
於二零零四年四月一日	At April 1, 2004	12,549	39,969	52,518
增加	Additions	–	7,611	7,611
出售	Disposals	–	(53)	(53)
於二零零五年三月三十一日	At March 31, 2005	12,549	47,527	60,076
增加	Additions	1,890	5,528	7,418
出售	Disposals	–	(2,442)	(2,442)
於二零零六年三月三十一日	**At March 31, 2006**	**14,439**	**50,613**	**65,052**
折舊及攤銷	**DEPRECIATION AND AMORTISATION**			
於二零零四年四月一日	At April 1, 2004	8,743	24,784	33,527
是年度準備	Provided for the year	620	3,594	4,214
出售時減除	Eliminated on disposals	–	(39)	(39)
於二零零五年三月三十一日	At March 31, 2005	9,363	28,339	37,702
是年度準備	Provided for the year	587	3,719	4,306
出售時減除	Eliminated on disposals	–	(1,509)	(1,509)
於二零零六年三月三十一日	**At March 31, 2006**	**9,950**	**30,549**	**40,499**
賬面值	**CARRYING VALUES**			
於二零零六年三月三十一日	**At March 31, 2006**	**4,489**	**20,064**	**24,553**
於二零零五年三月三十一日	At March 31, 2005	3,186	19,188	22,374

17. 物業、廠房及設備（續） 17. PROPERTY, PLANT AND EQUIPMENT (continued)

		集團 THE GROUP 2006 千港元 HK$'000	2005 千港元 HK$'000	公司 THE COMPANY 2006 千港元 HK$'000	2005 千港元 HK$'000
財務租賃之物業、廠房及設備之賬面值	Carrying value of property, plant and equipment held under finance leases:				
機械及設備	Machinery and equipment	**8,244**	9,166	**–**	–
其他	Others	**1,634**	1,727	**1,634**	1,334
		9,878	10,893	**1,634**	1,334

18. 預付租賃款項 18. PREPAID LEASE PAYMENTS

集團的預付租賃款項代表在香港的租賃土地中物業權益為中期租貸。

The Group's prepaid lease payments represent property interest in leasehold land in Hong Kong under medium-term leases.

分析如下：

Analysed for reporting purposes as:

		2006 千港元 HK$'000	2005 千港元 HK$'000
流動	Current	**951**	894
非流動	Non-current	**37,820**	36,408
		38,771	37,302

19. 附屬公司投資 19. INVESTMENTS IN SUBSIDIARIES

		公司 THE COMPANY 2006 千港元 HK$'000	2005 千港元 HK$'000
上市股份投資成本	Listed shares, at cost	**1,178,428**	1,178,428
非上市股份投資成本	Unlisted shares, at cost	**337,219**	337,798
減值虧損	Impairment losses	**(209,155)**	(209,155)
		1,306,492	1,307,071
附屬公司欠款－流動	Amounts due from subsidiaries – current	**603,278**	621,175
欠附屬公司款項－非流動	Amounts due to subsidiaries – non-current	**17,677**	12,224
上市股份於三月三十一日之市值	Market values of listed shares at March 31	**1,388,981**	1,648,347

附屬公司欠款並無抵押、免利息及在有需要時還款。

The amounts due from subsidiaries are unsecured, interest-free and repayable on demand.

欠附屬公司款項並無抵押及按市場價格計算利息。就董事意見，按等款項並不會在未來十二月內清還，因此分類為非流動。

The amounts due to subsidiaries are unsecured and bear interest at prevailing market rate. In the opinion of the directors, the amounts will not be repayable within the next twelve months and accordingly, are classified as non-current.

上市股份乃指在新加坡註冊成立之GP工業之投資，其股份在新加坡交易所股票交易公司（「新加坡交易所」）上市。

The listed shares represent the investment in GP Ind which is incorporated in the Republic of Singapore and its shares are listed on Singapore Exchange Securities Trading Limited (the "Singapore Stock Exchange").

19. 附屬公司投資（續）

減值虧損乃依據市場借款利率折算可得附屬公司之未來估計現金流量淨值計得之可取回值而確定。附屬公司之賬面值將減至依據其擁有之資產及負債估計之可取回值。

主要附屬公司於二零零六年三月三十一日之詳情載於賬目附註53。

19. INVESTMENTS IN SUBSIDIARIES *(continued)*

Impairment losses were recognised based on the recoverable amounts of subsidiaries which were determined by the estimated discounted net cash flows from these subsidiaries. The carrying amounts of the subsidiaries were reduced to the respective recoverable amounts which were estimated with reference to the value of the underlying assets and liabilities.

Particulars of the principal subsidiaries at March 31, 2006 are set out in note 53.

20. 所佔聯營公司權益

20. INTERESTS IN ASSOCIATES

		集團 THE GROUP 2006 千港元 HK$'000	2005 千港元 HK$'000
所佔資產淨值	Share of net assets	**1,359,504**	1,197,432
購入聯營公司溢價	Goodwill on acquisition of associates	**44,049**	44,049
購入聯營公司折讓	Negative goodwill on acquisition of associates	**–**	(31,073)
		1,403,553	1,210,408
聯營公司欠款	Amounts due from associates	**4,594**	7,904
		1,408,147	1,218,312
上市股份於三月三十一日之市值	Market values of listed shares at March 31	**442,833**	463,398

聯營公司欠款按市場價收取利息及沒有固定還款條款。就董事意見，集團將不會在資產負債表結算日後十二個月內提出還款要求。因此，其金額列作非流動資產。

The amounts due from associates were interest bearing at prevailing market rate and had no fixed repayment terms. In the opinion of the directors, the Group would not demand for the repayment within the next twelve months from the balance sheet date. Accordingly, the amounts were shown as non-current assets.

20. 所佔聯營公司權益(續) 20. INTERESTS IN ASSOCIATES (continued)

因購入聯營公司而產生之溢價及折讓變動之詳情如下：

Details of movements of goodwill and negative goodwill on acquisition of associates are as follows:

		購入聯營公司之溢價 Goodwill on acquisition of associates 2006 千港元 HK$'000	2005 千港元 HK$'000	購入聯營公司之折讓 Negative goodwill on acquisition of associates 2006 千港元 HK$'000	2005 千港元 HK$'000
成本	**COST**				
年初數	At beginning of the year	**152,563**	185,351	**36,122**	36,035
因應用香港財務報告準則第3號而撇除之累計攤銷	Elimination of accumulated amortisation upon the application of HKFRS 3	**(108,514)**	–	–	–
因應用香港財務報告準則第3號而終止確認	Derecognised upon the application of HKFRS 3	–	–	**(36,122)**	–
購入聯營公司	Acquired on purchase of associates	–	6,313	–	87
出售聯營公司	Disposal of associates	–	(39,101)	–	–
年末數	At end of the year	**44,049**	152,563	–	36,122
攤銷及減值虧損	**AMORTISATION AND IMPAIRMENT LOSS**				
年初數	At beginning of the year	**108,514**	117,836	**5,049**	4,064
因應用香港財務報告準則第3號而撇除之累計攤銷	Elimination of accumulated amortisation upon the application of HKFRS 3	**(108,514)**	–	–	–
因應用香港財務報告準則第3號而終止確認	Derecognised upon the application of HKFRS 3	–	–	**(5,049)**	–
是年度準備	Provided for the year	–	4,227	–	–
是年度變現	Realised during the year	–	–	–	985
出售聯營公司時減除減值虧損變現	Eliminated on disposal of associates	–	(13,549)	–	–
年末數	At end of the year	–	108,514	–	5,049
賬面值	**CARRYING VALUES**				
年末數	At end of the year	**44,049**	44,049	–	31,073
年初數	At beginning of the year	**44,049**	67,515	**31,073**	31,971

直至二零零五年三月三十一日止，因購入聯營公司而引起之溢價按預計可用年期由五至二十年不等攤銷。

Until March 31, 2005, goodwill arising from acquisition of associates had been amortised over the estimated useful lives ranging from five to twenty years.

負商譽其賬面值截至二零零五年三月三十一日為31,073,000港元(二零零四年四月一日：31,971,000港元)從聯營公司投資成本中扣除。往年，因購入聯營公司而引致之折讓會以不超過於購入可折舊資產之加權平均有用年期以二十年為上限用直線法於損益賬變現。所有負商譽因應用香港財務報告準則第3號於二零零五年四月一日終止確認(參考附註2)。

Negative goodwill with carrying amount of HK$31,073,000 as at March 31, 2005 (April 1, 2004: HK$31,971,000) was presented as a deduction from the cost of investments in associates. In prior years, negative goodwill was released to income on a straight-line basis over a period of not more than twenty years, representing the remaining weighted average useful life of the depreciable assets acquired in the acquisition. All negative goodwill was derecognised on April 1, 2005 upon the application of HKFRS 3 (see note 2).

20. 所佔聯營公司權益（續）

主要聯營公司於二零零六年三月三十一日之詳情載賬目附註54。

根據其截至二零零六年三月三十一日止年度經審核賬項之聯營公司財務資料摘要，以及本集團所佔聯營公司權益之有關資料為如下：

20. INTERESTS IN ASSOCIATES (continued)

Particulars of the principal associates at March 31, 2006 are set out in note 54.

The summarised financial information in respect of associates based on its audited financial statements for the year ended March 31, 2006 and the relevant information in respect of the Group's interest in associates are as follows:

		2006 千港元 HK$'000	2005 千港元 HK$'000
財務狀況	**Financial position**		
總資產	Total assets	**7,832,342**	7,830,063
總負債	Total liabilities	**4,195,336**	4,457,989
少數股東權益	Minority interests	**402,664**	383,342
所佔資產淨值	Share of net assets	**1,359,504**	1,197,432

		2006 千港元 HK$'000	2005 千港元 HK$'000
全年業績	**Results for the year**		
營業額	Turnover	**8,724,554**	8,685,879
全年純利	Profit for the year	**364,477**	367,494
所佔聯營公司業績	Share of results of associates	**110,028**	86,821

21. 所佔共同控制公司權益

21. INTERESTS IN JOINTLY CONTROLLED ENTITIES

		集團 THE GROUP 2006 千港元 HK$'000	2005 千港元 HK$'000
所佔資產淨值	Share of net assets	**–**	322,501

本集團之共同控制公司為亞洲合營公司，奇勝亞洲集團有限公司（「奇勝亞洲」）及其附屬公司。

CIHL於二零零三年八月二十五日與Schneider Electric SA（「Schneider」）訂立兩項互相關連及有條件之交易（統稱「交易」）

(i) 根據CIHL與Schneider訂立之有條件合營協議（「合營協議」）之條款在亞洲成立一項各佔50%股權之合營項目（「亞洲合營項目」），以發展、製造及銷售電器配件及裝置系統（「電器配件及裝置系統業務」）；及

(ii) 出售CIHL於澳洲Gerard Industries (No. 3) Pty Ltd.（「Gerard Industries」）旗下電器配件及裝置系統業務之全部52.4%實際權益（「澳洲出售事項」）。

The Group's interests in jointly controlled entities referred to the Asian Joint Venture, namely Clipsal Asia Holdings Limited ("CAHL") and its subsidiaries.

On August 25, 2003, CIH Limited ("CIHL"), the non-wholly owned subsidiary, entered into two inter-dependent and conditional transactions with Schneider Electric SA ("Schneider") (collectively referred to as the "Transactions"):

(i) a 50-50 joint venture to develop, manufacture and distribute electrical wiring devices and installation systems ("EWDIS Business") in Asia pursuant to the terms of a conditional joint venture agreement (the "JVA") entered into by CIHL and Schneider (the "Asian Joint Venture"); and

(ii) the sale of the CIHL's entire 52.4% effective interest in the EWDIS Business of Gerard Industries (No. 3) Pty Ltd. ("Gerard Industries") in Australia (the "Australian Disposal").

21. 所佔共同控制公司權益（續）

亞洲合營項目

亞洲合營項目以分別發行10股每股面值1美元之股份予CIHL及Schneider而成立。此外，CIHL將其在亞洲之電器配件及裝置系統業務注入亞洲合營項目內，作價106,700,000美元，其中59,600,000美元用作認購59,599,990股亞洲合營項目股份，餘款47,100,000美元則以現金支付予CIHL。Schneider將其在亞洲之電器配件業務注入亞洲合營項目，作價12,500,000美元，另外，以現金47,100,000美元用作認購59,599,990股亞洲合營項目股份。

就亞洲合營項目之投資，CIHL享有一項認沽期權，而Schneider亦享有一項認購期權。根據二零零三年十二月二十二日之經修訂合營協議之條款，CIHL享有一項選擇權（「奇勝認沽期權」）可將其於亞洲合營項目所持有之50%權益全數售予Schneider，而Schneider亦享有一項選擇權（「Schneider認購期權」）可全數購入CIHL於亞洲合營項目所持有之50%權益。CIHL有權於二零零四年十二月二十一日後任何時間於達成若干條件下行使奇勝認沽期權。Schneider則可於二零零七年四月一日之後90日內及於二零零八年四月一日之後任何時間行使Schneider認購期權。此外，CIHL及Schneider均可於發生合營協議所列明之若干事件時各自行使本身擁有之選擇權。

於二零零六年一月十二日，CIHL宣佈行使奇勝認沽期權將其於奇勝亞洲之全部50%股權售予法國施耐德電氣公司。該行使認沽期權已於二零零六年三月十五日完成。出售共同控制公司的淨收益為21,137,000港元。

21. INTERESTS IN JOINTLY CONTROLLED ENTITIES (continued)

The Asian Joint Venture

The Asian Joint Venture was set up by issuing 10 shares of US$1 each to CIHL and Schneider respectively. In addition, CIHL injected its EWDIS Business in Asia into the Asian Joint Venture valued at US$106.7 million, of which US$59.6 million pertains to consideration for 59,599,990 shares in the Asian Joint Venture and the remaining US$47.1 million to be paid to CIHL in cash. Schneider injected its electrical wiring devices business in Asia into the Asian Joint Venture valued at US$12.5 million and cash injection of US$47.1 million in consideration for 59,599,990 shares in the Asian Joint Venture.

CIHL and Schneider each has a put and call option in respect of their investment in the Asian Joint Venture. Under the terms of the revised JVA dated December 22, 2003, CIHL has an option to sell its entire 50% interest in the Asian Joint Venture to Schneider (the "Clipsal Put Option") and Schneider has an option to acquire CIHL's entire 50% interest in the Asian Joint Venture (the "Schneider Call Option"). CIHL will be entitled to exercise the Clipsal Put Option at any time after December 21, 2004 subject to the satisfaction of certain conditions and Schneider may exercise the Schneider Call Option during a 90-day period after April 1, 2007 and then at any time after April 1, 2008. In addition, at any time on the occurrence of certain events specified in the JVA may trigger either the Clipsal Put Option or the Schneider Call Option being exercised by the respective party.

On January 12, 2006, CIHL exercised its Clipsal Put Option to sell its entire 50% interest in CAHL to Schneider. The exercise of Clipsal Put Option was completed on March 15, 2006. The resulting net gain on disposal of jointly controlled entities was HK$21,137,000.

		於二零零六年三月三十一日 At March 31, 2006 千港元 HK$'000	於二零零五年三月三十一日 At March 31, 2005 千港元 HK$'000
財務狀況	Financial position		
總資產	Total assets	–	1,529,805
總負債	Total liabilities	–	679,633
少數股東權益	Minority interests	–	49,743
所佔奇勝亞洲資產值	Share of net assets of CAHL	–	322,501

21. 所佔共同控制公司權益(續)

21. INTERESTS IN JOINTLY CONTROLLED ENTITIES (continued)

		由二零零五年四月一日至二零零五年十二月三十一日 From April 1, 2005 to December 31, 2005 千港元 HK$'000	由二零零四年一月一日至二零零五年三月三十一日 From January 1, 2004 to March 31, 2005 千港元 HK$'000
期間業績	**Results for the period**		
營業額	Turnover	**940,076**	1,373,557
期間虧損	Net loss for the period	**61,753**	128,247
應佔共同控制公司業績	Share of results of jointly controlled entities	**26,176**	56,572

22. 非上市股本投資

22. UNLISTED EQUITY INVESTMENT

		集團 THE GROUP 2006 千港元 HK$'000	2005 千港元 HK$'000
非上市股份之公平值/成本	Unlisted shares, at fair value/cost	**137,906**	171,498
股東貸款	Shareholders' loans	**111,179**	151,939
		249,085	323,437
減值虧損確認	Impairment loss recognised	**(51,749)**	(48,139)
		197,336	275,298

為CIHL於是年度出售其於Gerard Corporation Pty. Ltd. ("Gerard Corporation")之21%權益後持有餘下之19%權益。Gerard Corporation於澳洲成立,其主要業務為產製、印刷包裝、貨運、擁有商業物業、林業及農業。

The amount represents CIHL's 19% interest in Gerard Corporation Pty. Limited ("Gerard Corporation") after CIHL disposed 21% interests in it during the year ended March 31, 2005. Gerard Corporation is incorporated in Australia and engaged in manufacturing, printing, packaging, freight forwarding, commercial property ownership and rural interests in forestry and agriculture.

股東貸款為資本性質,其中111,179,000港元(2005:120,348,000港元)之欠款為免息及無固定還款期。於二零零五年三月三十一日,31,591,000港元之欠款將收取年息6.75%之利息及於二零零九年八月二十六日償還。該款項分類為長期應收款(附註27c)。

The shareholders' loans are capital in nature, of which HK$111,179,000 (2005: HK$120,348,000) is non-interest bearing and has no fixed terms of repayment. As at March 31, 2005, the loans included HK$31,591,000 carried interest at 6.75% per annum and was repayable on August 26, 2009. Such amount was reclassified as long term receivables in current year (note 27c).

股東貸款由Gerard Corporation股東以其所持股份按比例提供。該免息貸款為非流動性及以3.0%之有效年息計算攤銷成本。

The shareholders' loans were provided by the shareholders of Gerard Corporation in proportion to their shareholdings. The interest-free loan is shown as non-current and measured at amortised cost at the effective interest rate of 3.0% per annum.

該投資的公平值由公司的董事參考其資產及負債的公平值而決定。

The fair value of the investment was determined by the directors of the Company with reference to the fair value of the underlying assets and liabilities of the investee.

23. 證券投資

於二零零五年四月一日應用香港會計準則第39號，證券投資已按香港會計準則第39號之適當重新分類（詳情參看附註2）。於二零零五年三月三十一日之證券投資如下：

23. INVESTMENTS IN SECURITIES

Upon the application of HKAS 39 on April 1, 2005, investment in securities were reclassified to appropriate categories under HKAS 39 (see note 2 for details). Investment securities as at March 31, 2005 were set out below.

		投資證券 Investment securities 千港元 HK$'000	其他投資 Other investments 千港元 HK$'000	合計 Total 千港元 HK$'000
集團	**THE GROUP**			
香港上市證券	Listed securities in Hong Kong	–	443	443
於本港以外地區上市證券	Listed securities in jurisdictions other than Hong Kong	–	371,634	371,634
上市證券合計	Total listed securities	–	372,077	372,077
非上市證券	Unlisted securities	15,522	–	15,522
減值虧損確認	Impairment loss recognised	(4,160)	–	(4,160)
		11,362	372,077	383,439
上市證券市值	Market value of listed securities	–	371,022	371,022
證券投資賬面值之分析如下：	Carrying value of investments in securities is analysed as follows:			
短期	Current	–	233,901	233,901
長期	Non-current	11,362	138,176	149,538
		11,362	372,077	383,439

減值虧損按投資證券之可收回金額確認。

Impairment loss was recognised based on the recoverable amount of investment securities.

集團於二零零五年三月三十一日證券投資之分析如下：

An analysis of the Group's investments in securities as at March 31, 2005 was as follows:

		投資證券 Investment securities 千港元 HK$'000	其他投資 Other investments 千港元 HK$'000	合計 Total 千港元 HK$'000
美隆電器廠股份有限公司（「美隆」）	Meiloon Industries Co., Ltd. ("Meiloon")	–	285,896	285,896
TCL集團股份有限公司（「TCL」）	TCL Corporation ("TCL")	–	85,738	85,738
其他	Others	11,362	443	11,805
		11,362	372,077	383,439

證券投資的詳情於附註24。

Details of investments in securities were set out in note 24.

美隆電器廠於二零零五年三月三十一日之價值均經由一間台灣證券交易商犇亞證券股份有限公司作出專業評估，及經本公司董事局作出認為符合美隆電器廠特有營商環境之調整。

The fair value of the investment in Meiloon as at March 31, 2005 was derived from the professional valuation made by Primasia Securities Company Limited, a firm of independent securities traders in Taiwan, after adjusting for a discount factor as considered appropriate by the directors of the Company with reference to the specific business environment of Meiloon.

23. 證券投資（續）

TCL於二零零五年三月三十一日之公平值經由一間香港證券交易商中國光大融資有限公司作出專業評估。該等證券之市價並不用作表示其價值，董事局認為，由於該等法人股不能在證券市場自由買賣之限制，市價並不能反映該等證券之價值。

餘下之其他投資均以市場價格入賬。

23. INVESTMENTS IN SECURITIES (continued)

The fair value of the investment in TCL as at March 31, 2005 was derived from the professional valuation made by China Everbright Capital Limited, a firm of independent securities traders in Hong Kong. Market value of these securities was not used as the fair value since the market price, in the opinion of directors, cannot reflect the fair value of these securities due to the restriction on free trading of these promoter's shares in the stock market.

The remaining other investments were stated at their market values.

24. 可供出售投資

於二零零六年三月三十一日投資之詳情如下：

24. AVAILABLE-FOR-SALE INVESTMENTS

Details of investments as at March 31, 2006 are set out below:

		合計 Total 千港元 HK$'000
上市投資：	Listed investments:	
－於本港以外地區股票證券	– equity securities listed in jurisdictions other than Hong Kong	260,147
非上市證券：	Unlisted securities:	
－股票證券	– equity securities	107,407
合計	Total	367,554

集團於二零零六年三月三十一日證券投資之分析如下：

An analysis of the Group's investments as at March 31, 2006 was as follows:

		合計 Total 千港元 HK$'000
美隆電器股份（附註a）	Meiloon (note a)	186,930
TCL（附註b）	TCL (note b)	73,217
其他（附註c）	Others (note c)	107,407
		367,554

附註：

(a) 美隆電器廠於台灣成立，其主要業務為產製及銷售揚聲器。美隆電器廠之股份於台灣證券市場主板上市。

(b) TCL於中國成立，其主要業務為設計、產製和銷售及推廣電視機、流動電話、家庭電器、個人電腦及其他消費電子產品。TCL之股份於深圳證券交易所上市。股權分置改革前（附註52），集團投資於TCL之股份為法人股，並不能於深圳證券交易所進行買賣。

(c) 款項中包括一項97,000,000港元（二零零五年：零港元）為集團佔有49%權益之兩間於中國成立之兩間公司，其主要業務為銷售及分銷。該款項於二零零五年四月一日從給貿易夥伴之借款轉入（附註26）。

董事認為，集團因於該等公司內並沒有任何董事局代表以致未能行使重大之影響於該公司上，因此，該投資分類為可供出售投資。

Notes:

(a) Meiloon is a company incorporated in Taiwan which is engaged in manufacture and sale of loudspeakers. Shares of Meiloon trade on the main board of the stock exchange in Taiwan.

(b) TCL is a company established in the PRC which is engaged in design, manufacture and sale and marketing of television sets, mobile phones, home appliances, personal computers and other consumer electronic products. Shares of TCL trade on the Shenzhen Stock Exchange. The Group's investment in TCL shares was the promoter's shares of TCL which was non-tradable on the Shenzhen Stock Exchange before the share reform (note 52).

(c) Included in the amounts are HK$97,000,000 (2005: nil) in respect of the Group's 49% equity investments in two companies established in the PRC which are engaged in the selling and distribution business. Such amounts are redesignated from advances to trade associate on April 1, 2005 (note 26).

In the opinion of the directors, the Group could not exercise significant influence over those companies since it did not have any board representation in those companies, and accordingly, such investments are classified as available-for-sale investments.

於資產負債表結算日，所有可供出售投資以公平值列賬，其他非上市證券投資則因其公平值不能可靠地計算而以成本減去減值虧損列賬。美隆電器股份及TCL的公平值是按市場買價或可供交易價格及TCL股票因為股權分置改革所帶來之影響的調整（附註52）。

As at the balance sheet date, all available-for-sale investments are stated at fair value, except for those other unlisted equity investments which are measured at cost less impairment at each balance sheet date because their fair values cannot be measured reliably. Fair values of Meiloon and TCL have been determined by reference to bid prices quoted in active markets or available on the relevant exchanges and adjusted for the effect of the share reform in respect of TCL (note 52).

25. 商標 / 25. TRADEMARKS

		2006 千港元 HK$'000	2005 千港元 HK$'000
集團	**THE GROUP**		
成本	COST		
年初數及年末數	At beginning and end of the year	**83,655**	83,655
攤銷	**AMORTISATION**		
年初數	At beginning of the year	**31,371**	27,189
是年度攤銷	Provided for the year	**4,182**	4,182
年末數	At end of the year	**35,553**	31,371
賬面淨值	**CARRYING VALUE**		
年末數	At end of the year	**48,102**	52,284

集團購入之商標按其估計可用年期約二十年攤銷。

Trademarks acquired by the Group are amortised over their estimated useful lives which are estimated to be twenty years.

26. 給貿易夥伴之借款 / 26. ADVANCES TO TRADE ASSOCIATES

集團

於二零零五年三月三十一日，給貿易夥伴之借款中包括一項97,000,000港元之免息借款及一項16,998,000港元之收取市場利息之借款。此等借款均無固定還款期。借款之目的為便利本集團之產品於中國之銷售及分銷。

於二零零五年四月一日，因應用香港會計準則第39號，一項97,000,000港元之借款重新分類轉入可供出售投資(詳情參看附註2)。此外，集團於是年度撇除餘下16,998,000港元之款項。

THE GROUP

At March 31, 2005, included in advances to trade associates were advances of HK$97,000,000 which were non-interest bearing and advances of HK$16,998,000 which carried interest at market rate respectively. All such advances had no fixed repayment term and were granted for facilitating the selling and distribution of the Group's products in the PRC.

Upon the application of HKAS 39 on April 1, 2005, an amount of HK$97,000,000 were reclassified to available-for-sale-investments (see note 2 for details). In addition, the Group had written off the remaining amount of HK$16,998,000 during the year.

27. 長期應收賬項 / 27. LONG TERM RECEIVABLES

		集團 THE GROUP 2006 千港元 HK$'000	2005 千港元 HK$'000
集團長期應收賬項包括：	The Group's long term receivables comprise:		
給第三者之借款(附註a)	Loan to a third party (note a)	**16,677**	18,007
澳洲出售事項之應收代價(附註b)	Consideration receivable for the Australian Disposal (note b)	**317,332**	328,070
給Gerard之借款(附註c)	Loan to Gerard (note c)	**29,184**	–
出售於Gerard Corporation投資部份權益之應收代價(附註d)	Consideration receivable for the disposal of partial interest of investment in Gerard Corporation (note d)	**251,465**	287,250
出售一聯營公司之應收代價(附註e)	Consideration receivable for the disposal of an associate (note e)	**–**	12,102
其他	Others	**–**	2,471
		614,658	647,900

27. 長期應收賬項（續）

附註：

(a) 借款目的為發展照明業務。借款收取市場利息及無固定還款期。

(b) 澳洲出售事項之部份代價（附註21），金額為66,207,000坡元（約為317,332,000港元）（二零零五年：69,213,000坡元（約為328,070,000港元））。由二零零三年十二月二十二日起計四年，被扣存以保證CIHL可能須按買賣協議中條款就可能出現之訴訟而作出之賠償。此應收賬項按三個月澳洲銀行票據掉期利率之買入參考價收取利息。澳洲出售事項詳情於本公司二零零三年八月二十五日發出之公佈中披露。

(c) 給Gerard的借款收取年息6.75%之利息及於二零零九年八月二十六日償還。此款項由股東貸款重新分類在非上市股本投資內（附註22）。

(d) 此款項為出售一項投資之部份權益之應收出售代價之未償還款項。未償還款項之短期部份為24,070,000港元（二零零五年：24,070,000港元），包含於應收賬項、應收票據及預付款項中。此等未償還款項以借方所持有之34.33% Gerard Corporation權益作為保證。此應收賬項按六個月澳洲銀行之應收票據掉期利率之買入參考價加1.5%收取利息。交易詳情於本公司二零零五年五月五日寄予本公司股東之通函中披露。

(e) 此款項為出售一間聯營公司予一獨立第三者出售代價之未償還款項。此應收賬項按歐洲銀行同業拆息加上1.25%收取利息，並於二零零七年前分四期償還。此款項已於年內全部償還。

董事認為集團的長期應收賬項於二零零六年三月三十一日之賬面值大概相等於公平值。

27. LONG TERM RECEIVABLES (continued)

Notes:

(a) The loan is for the purpose of expanding its lighting business. The loan bears interest at market rate with no fixed terms of repayment;

(b) A portion of the consideration for the Australian Disposal (note 21), an amount of S$66,207,000 (equivalent to approximately HK$317,332,000) (2005: S$69,213,000 (equivalent to approximately HK$328,070,000)) is being retained for a period of four years from December 22, 2003 to cover any liability that CIHL may incur in respect of any warranty claims under the terms of the sale and purchase agreement. The amount bears interest based on 3 months' Australian bank bills swap reference buying rate. The details of the Australian Disposal were disclosed in the announcement of the Company dated August 25, 2003;

(c) The loan to Gerard bears interest at 6.75% per annum and is repayable on August 26, 2009. Such amount was reclassified from the shareholders' loans as included in unlisted equity investments (note 22).

(d) The amount is the outstanding balance in relation to the sale consideration for the disposal of partial interest of an investment. The current portion of outstanding balance of HK$24,070,000 (2005: HK$24,070,000) is included in debtors, bills receivable and prepayments. These balances are secured by the debtors' 34.33% interest in Gerard Corporation. The amount bears interest at 1.5% above the 6 months' Australian bank bill swap reference buying rate. The details of this transaction were disclosed in the circular sent to shareholders of the Company dated May 5, 2005.

(e) The amount is the outstanding balance relating to the sale consideration for disposal of an associate to an independent third party. The amount bears interest at 1.25% above the EURIBOR rate and is repayable in four equal instalments by year 2007. The amount was fully repaid during the year.

The directors considered the carrying amount of the Group's long term receivables at March 31, 2006 approximated to the fair value.

28. 遞延支出

28. DEFERRED EXPENDITURE

		產品發展支出 Product development expenditure 2006 千港元 HK$'000	2005 千港元 HK$'000	專業訣竅 Technical know-how 2006 千港元 HK$'000	2005 千港元 HK$'000	合計 Total 2006 千港元 HK$'000	2005 千港元 HK$'000
集團	**THE GROUP**						
成本	**COST**						
年初數	At beginning of the year	**46,981**	–	**14,892**	14,892	**61,873**	14,892
收購附屬公司	Acquisition of subsidiaries	**–**	38,171	**–**	–	**–**	38,171
增加	Additions	**3,267**	9,800	**38,802**	–	**42,069**	9,800
應當出售附屬公司	Deemed disposal of subsidiaries	**(31,877)**	–	**–**	–	**(31,877)**	–
貨幣調整	Currency realignment	**205**	(990)	**–**	–	**205**	(990)
年末數	At end of the year	**18,576**	46,981	**53,694**	14,892	**72,270**	61,873
攤銷	**AMORTISATION**						
年初數	At beginning of the year	**16,066**	–	**14,892**	14,892	**30,958**	14,892
應當出售附屬公司	Deemed disposal of subsidiaries	**(13,866)**	–	**–**	–	**(13,866)**	–
是年度攤銷	Provided for the year	**11,905**	16,798	**–**	–	**11,905**	16,798
撇除（附註21）	Write off (note 21)	**4,182**	–	**–**	–	**4,182**	–
貨幣調整	Currency realignment	**289**	(732)	**–**	–	**289**	(732)
年末數	At end of the year	**18,576**	16,066	**14,892**	14,892	**33,468**	30,958
賬面淨值	**CARRYING VALUE**						
年末數	At end of the year	**–**	30,915	**38,802**	–	**38,802**	30,915

附註：專業訣竅於二零零六年三月購入，於是年度並沒有作出攤銷。

Notes: No amortisation of technical know-how has been made as the technical know-how was acquired in March 2006.

29. 商譽 / 29. GOODWILL

		2006 千港元 HK$'000	2005 千港元 HK$'000
集團	**THE GROUP**		
成本	**COST**		
年初數	At beginning of the year	**90,772**	17,274
因應用香港財務報告準則第3號而撇除的累計攤銷（詳情參看附註2）	Elimination of accumulated amortisation upon the application of HKFRS 3 (see note 2 for details)	**(13,734)**	–
貨幣調整	Currency realignment	**(883)**	458
應當出售附屬公司時減除	Eliminated on deemed disposal of subsidiaries	**(41,275)**	–
增購附屬公司之權益而引發之商譽	Goodwill arising from acquisition of additional interests in subsidiaries	**262**	33,648
購入附屬公司而引發之商譽	Goodwill arising from acquisition of subsidiaries	**–**	39,392
年末數	At end of the year	**35,142**	90,772
攤銷	**AMORTISATION**		
年初數	At beginning of the year	**13,734**	9,849
因應用香港財務報告準則第3號而撇除的累計攤銷（詳情參看附註2）	Elimination of accumulated amortisation upon the application of HKFRS 3 (see note 2 for details)	**(13,734)**	–
是年度減除	Charge for the year	**–**	3,885
年末數	At end of the year	**–**	13,734
賬面值	**CARRYING VALUE**		
年末數	At end of the year	**35,142**	77,038

直至二零零五年三月三十一日，商譽按預期可用年期攤銷。因收購產生之商譽預期可用年期估計不超過二十年。

Until March 31, 2005, goodwill had been amortised over its estimated useful life. The estimated useful lives of goodwill arising from the acquisition were expected to be not more than twenty years.

有關商譽之減值測試之詳情載於賬目附註30。

Particulars regarding impairment testing on goodwill are disclosed in note 30.

30. 商譽之減值測試 / 30. IMPAIRMENT TESTING ON GOODWILL

如附註7說明，集團滙報之分類資料的基礎分類為業務分類。於附註29詳載之商譽被分配至其相關分類之現金產生單位以作減值測試。

As explained in note 7, the Group uses business segments as its primary segment for reporting segment information. For the purposes of impairment testing, goodwill as set out in note 29 has been allocated to the cash generating unit ("CGU") of the related segment.

此現金產生單位的可收回金額以基本使用價值計算。使用價值計算之主要假設為是年度之折讓率、增長率及收入與直接支出的預期轉變。管理層使用除稅前折讓率計算其折讓率，折讓率反映市場當時所評估之貨幣時間價值和現金產生單位之獨有風險。增長率按行業增長預測。收入及直接支出的轉變按以往經驗及預期市場未來之變化。

The recoverable amount of this CGU has been determined on the basis of value in use calculation. The key assumptions for the value in use calculation are those regarding the discount rates, growth rates and expected changes to revenue and direct costs during the year. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU. The growth rates are based on industry growth forecasts. Changes in revenue and direct costs are based on past practices and expectations of future changes in the market.

30. 商譽之減值測試（續）

於本年度期間，集團為商譽進行減值檢討是根據未來三年的最近期財務預算案以折讓率4%至5%計算。而餘下之預測乃是以去年根據相關之行業及國家之年增長率之財務預算案計算。以上述折讓率計算所得之使用價值高於現金產生單位的賬面值，因此，不需作減值損失。

30. IMPAIRMENT TESTING ON GOODWILL (continued)

During the year, the Group performed impairment review for goodwill based on cash flow forecasts derived from the most recent financial budgets for the next three years using a discount rate of 4% to 5%, while the remaining forecast is based on the financial budget of the previous year with reference to annual growth rate in the relevant industries and countries. The value in use calculated by using the discount rate is higher than the carrying amount of CGU, accordingly, no impairment loss was considered necessary.

31. 存貨

31. INVENTORIES

		集團 THE GROUP 2006 千港元 HK$'000	2005 千港元 HK$'000
原料	Raw materials	**111,442**	154,554
在製品	Work in progress	**20,453**	18,637
製成品	Finished goods	**145,333**	214,333
		277,228	387,524

32. 應收賬項、應收票據及預付款項

本集團給予其貿易客戶信貸期，一般由三十天至九十天不等。應收賬項、應收票據及預付款項於資產負債表結算日之賬齡分析如下：

32. DEBTORS, BILLS RECEIVABLE AND PREPAYMENTS

The Group allows its trade customers with credit periods normally ranging from 30 days to 90 days. The following is an aged analysis of debtors, bills receivable and prepayments at the balance sheet date:

		集團 THE GROUP 2006 千港元 HK$'000	2005 千港元 HK$'000
0－60天	0 – 60 days	**584,279**	620,015
61－90天	61 – 90 days	**12,606**	26,006
超過90天	Over 90 days	**379,335**	459,340
		976,220	1,105,361

包括在應收賬項、應收票據及預付款項內，以下為公司之功能貨幣以外以其他外幣為單位之款項。

Included in debtors, bills receivable and prepayments are the following amounts denominated in currencies other than the functional currency of the entity to which they relate.

		集團 THE GROUP 2006 千港元 HK$'000	2005 千港元 HK$'000	公司 THE COMPANY 2006 千港元 HK$'000	2005 千港元 HK$'000
美元	United States dollars	**261,954**	438,860	**–**	–
日圓	Japanese yen	**55,966**	47,734	**–**	–

董事認為集團的應收賬項、應收票據及預付款項於二零零六年三月三十一日之賬面值大概相等於公平值。

The directors considered the carrying amount of the Group's debtors and bills receivable at March 31, 2006 approximated to the fair value.

33. 衍生金融工具

33. DERIVATIVE FINANCIAL INSTRUMENTS

		集團 THE GROUP 2006		公司 THE COMPANY 2006	
		資產 Assets 千港元 HK$'000	負債 Liabilities 千港元 HK$'000	資產 Assets 千港元 HK$'000	負債 Liabilities 千港元 HK$'000
利率掉期	Interest rate swap	–	2,255	–	2,255
遠期外匯合約	Forward foreign exchange contracts	21,344	196	–	–
		21,344	2,451	–	2,255

利率掉期：
集團使用利率掉期，以減少其面對港元浮息借貸公平值轉變之風險。於二零零六年三月三十一日，集團承諾一項利率掉期，名義款項為150,000,000港元，將部份港元浮息借貸之香港同業拆息利率掉作倫敦同業拆息利率減去預定息差。該項利率掉期之到期日為二零零六年十月六日。

Interest rate swaps:
The Group uses interest rate swaps to minimise its exposure to fair value changes of its variable-rate HK$ bank borrowings. At March 31, 2006, the Group is committed to an interest rate swap of notional amount of HK$150,000,000 by swapping a portion of the variable-rate borrowings from Hong Kong Inter-Bank Offered Rate ("HIBOR") to London Inter Bank Offered Rate ("LIBOR") minus a predetermined margin with maturity date on October 6, 2006.

遠期外匯合約
集團使用貨幣衍生工具來對沖外幣交易及現金流量。

Foreign exchange contracts:
The Group has used currency derivatives to hedge foreign currency transactions and cash flows.

於二零零六年三月三十一日，集團所承諾了的未完成外匯合約的名義款項為77,670,000坡元。

At March 31, 2006, the total notional amount of outstanding forward foreign exchange contracts to which the Group is committed amounted to S$77,670,000.

以上的衍生工具是以公平值入賬，是於資產負債表結算日按有關財務機構提供市場價格而決定。

The above derivatives were measured at fair value, which were determined based on the market prices provided by the relevant financial institutions at the balance sheet date.

34. 銀行結存、存款及現金

集團持有之銀行結存、存款及現金包括現金及三個月以下到期之短期銀行存款並以年利率1.00%至5.35%（二零零五年：0.1%至5.12%）收取利息。

於二零零六年三月三十一日，本公司董事認為集團之銀行存款、存款及現金的賬面值大概相等於公平值。

包括在銀行結存、存款及現金，以下為公司之功能貨幣以外以其他外幣為單位之款項。

34. BANK BALANCES, DEPOSITS AND CASH

Bank balances, deposits and cash comprise cash held by the Group and short-term bank deposits with originally maturity of three months or less, and carry interests ranging from 1.00% to 5.35% (2005: 0.1% to 5.12%) per annum.

The directors of the Company considered the carrying amount of the Group's bank balances, deposits and cash at March 31, 2006 approximated to the fair value.

Included in bank balances, deposits and cash are the following amounts denominated in currencies other than the functional currency of the entity to which they relate.

		集團 THE GROUP		公司 THE COMPANY	
		2006 千港元 HK$'000	2005 千港元 HK$'000	**2006 千港元 HK$'000**	2005 千港元 HK$'000
美元	United States dollars	**480,548**	127,200	**8,232**	30,953
日圓	Japanese yen	**32,748**	132	**–**	–

35. 應付賬項及費用

應付賬項及費用於資產負債表結算日之賬齡分析如下：

35. CREDITORS AND ACCRUED CHARGES

The following is an aged analysis of creditors and accrued charges at the balance sheet date:

		集團 THE GROUP	
		2006 千港元 HK$'000	2005 千港元 HK$'000
0－60天	0 – 60 days	**555,331**	430,742
61－90天	61 – 90 days	**35,617**	54,141
超過90天	Over 90 days	**65,353**	279,186
		656,301	764,069

包括在應付賬項及費用，以下為公司之功能貨幣以外以其他外幣為單位之款項。

Included in creditors and accrued charges are the following amounts denominated in currencies other than the functional currency of the entity to which they relate.

		集團 THE GROUP		公司 THE COMPANY	
		2006 千港元 HK$'000	2005 千港元 HK$'000	**2006 千港元 HK$'000**	2005 千港元 HK$'000
美元	United States dollars	**182,934**	28,117	**–**	–
日圓	Japanese yen	**96,444**	99,480	**–**	–

董事認為集團於二零零六年三月三十一日之應付賬項及費用大概相等於公平值。

The directors considered the carrying amount of the Group's creditors and accrued charges at March 31, 2006 approximated to the fair value.

36. 財務租賃責任

36. OBLIGATIONS UNDER FINANCE LEASES

		最低之租賃還款 Minimum lease payments		最低租賃還款之現值 Present value of minimum lease payments	
		2006 千港元 HK$'000	2005 千港元 HK$'000	2006 千港元 HK$'000	2005 千港元 HK$'000
財務租賃責任如下:	Amounts payable under finance leases are as follows:				
集團	**THE GROUP**				
一年內到期	Within one year	**3,682**	4,847	**3,487**	4,823
二至五年期(包括首尾兩年)	In the second to fifth years inclusive	**1,742**	5,058	**1,701**	5,056
		5,424	9,905	**5,188**	9,879
減:未來財務支出	Less: Future finance charges	**(236)**	(26)	**–**	–
租賃責任之現值	Present value of lease obligations	**5,188**	9,879	**5,188**	9,879
減:一年內到期列入流動負債(附註38)	Less: Amount due within one year shown under current liabilities (note 38)			**(3,487)**	(4,823)
一年後到期	Amount due after one year			**1,701**	5,056
公司	**THE COMPANY**				
一年內到期	Within one year	**186**	1,417	**184**	1,397
二至五年期(包括首尾兩年)	In the second to fifth years inclusive	**–**	172	**–**	172
		186	1,589	**184**	1,569
減:未來財務支出	Less: Future finance charges	**(2)**	(20)	**–**	–
租賃責任之現值	Present value of lease obligations	**184**	1,569	**184**	1,569
減:一年內到期列入流動負債(附註38)	Less: Amount due within one year shown under current liabilities (note 38)			**(184)**	(1,397)
一年後到期	Amount due after one year			**–**	172

集團政策以財務租賃租用部分物業、廠房及設備。財務租賃平均年期為三至四年。年息率按一般市場年息率而定,範圍由3.15%至10.79%(二零零五年:1.31%至10.00%)。所有租賃均以固定還款為基準。

It is the Group's policy to lease certain of its property, plant and equipment under finance leases. The finance leases are negotiated for a lease term from 3 to 4 years. Interest rates are negotiated at the prevailing market rates ranging from 3.15% to 10.79% per annum (2005: 1.31% to 10.00% per annum). All leases are on a fixed repayment basis.

於資產負債表結算日,集團及公司的財務租賃責任的公平值是使用於資產負債表結算日之現行市場價格計算其最低租賃還款之現值,與相對之賬面值相約。

The fair value of the Group's and the Company's finance lease obligations as at the balance sheet date, determined based on the present value of the estimated future cash flows discounted using the prevailing market rate as at the balance sheet date, approximated the corresponding carrying amount.

37. 銀行貸款、透支及商業信貸 37. BANK LOANS, OVERDRAFTS AND IMPORT LOANS

		集團 THE GROUP 2006 千港元 HK$'000	集團 THE GROUP 2005 千港元 HK$'000	公司 THE COMPANY 2006 千港元 HK$'000	公司 THE COMPANY 2005 千港元 HK$'000
一年內償還之銀行貸款(附註38)	Current portion of bank loans (note 38)	**734,945**	809,436	**495,450**	450,026
短期銀行貸款	Short term bank loans	**279,790**	456,785	**38,000**	60,000
商業信貸	Import loans	–	118,234	–	–
銀行透支	Bank overdrafts	**4,232**	8,194	–	–
		1,018,967	1,392,649	**533,450**	510,026
有抵押	Secured	**1,503**	7,116	**750**	776
無抵押	Unsecured	**1,017,464**	1,385,533	**532,700**	509,250
		1,018,967	1,392,649	**533,450**	510,026

集團之銀行貸款、透支及商業信貸以浮動利率收取利息於年內之實質利率範圍由1.58%至9.60%(二零零五年:0.95%至7.75%)。

The bank loans, overdrafts and import loans of the Group are arranged at floating rates The effective interest rate during the year ranged from 1.58% to 9.60% (2005: 0.95% to 7.75%).

包括在銀行貸款、透支及商業信貸,以下為公司之功能貨幣以外以外幣為單位之借款。

Included in loans, overdraft and import loans are the following amounts denominated in currencies other than the functional currency of the entity to which they relate.

		集團 THE GROUP 2006 千港元 HK$'000	集團 THE GROUP 2005 千港元 HK$'000	公司 THE COMPANY 2006 千港元 HK$'000	公司 THE COMPANY 2005 千港元 HK$'000
美元	United States dollars	**133,060**	195,560	**9,703**	29,250
日圓	Japanese yen	–	3,717	–	–

董事認為銀行貸款、透支及商業信貸之賬面值大致相等於公平值。

The directors considered the carrying value of the bank loans, overdrafts and import loans approximated to the fair value.

38. 借款 38. BORROWINGS

		集團 THE GROUP 2006 千港元 HK$'000	集團 THE GROUP 2005 千港元 HK$'000	公司 THE COMPANY 2006 千港元 HK$'000	公司 THE COMPANY 2005 千港元 HK$'000
銀行貸款	Bank loans				
－無抵押	– Unsecured	**2,304,343**	1,804,623	**1,037,200**	951,500
－有抵押（附註a）	– Secured (Note a)	**6,339**	17,387	**5,048**	5,791
定息及浮息票據（附註b）	Fixed and floating rate notes (Note b)	**–**	191,970	**–**	–
		2,310,682	2,013,980	**1,042,248**	957,291
財務租賃責任（附註36）	Obligations under finance leases (note 36)	**5,188**	9,879	**184**	1,569
		2,315,870	2,023,859	**1,042,432**	958,860
減：於一年內須償還款項	Less: Amount due within one year				
－銀行貸款（附註37）	– bank loans (note 37)	**(734,945)**	(809,436)	**(495,450)**	(450,026)
－財務租賃責任（附註36）	– obligations under finance leases (note 36)	**(3,487)**	(4,823)	**(184)**	(1,397)
		1,577,438	1,209,600	**546,798**	507,437
貸款及定息及浮息票據須於下列年期內償還：	The bank loans and fixed and floating rate notes are repayable within a period of:				
一年內	Within 1 year	**734,945**	809,436	**495,450**	450,026
超過一年但不逾兩年	Between 1-2 years	**889,690**	642,781	**318,294**	425,549
超過兩年但不逾五年	Between 2-5 years	**685,218**	558,788	**227,675**	80,044
超過五年	Over 5 years	**829**	2,975	**829**	1,672
		2,310,682	2,013,980	**1,042,248**	957,291
減：列於流動負債於一年內須償還款項（附註37）	Less: Amount due within one year shown under current liabilities (note 37)	**(734,945)**	(809,436)	**(495,450)**	(450,026)
		1,575,737	1,204,544	**546,798**	507,265

38. 借款（續）

包括在銀行借款，以下為公司之功能貨幣以外以外幣為單位之借款。

38. BORROWINGS (continued)

Included in bank borrowings are the following amounts denominated in currencies other than the functional currency of the entity to which they relate.

		集團 THE GROUP		公司 THE COMPANY	
		2006 千港元 HK$'000	2005 千港元 HK$'000	2006 千港元 HK$'000	2005 千港元 HK$'000
美元	United States dollars	**232,753**	150,153	**–**	–

集團之借款的實質年利率之範圍（與已簽訂之利率相等）為1.81%至8.25%（二零零五年：1.42%至7.50%）。

The ranges of effective interest rates (which are also equal to contracted interest rates) on the Group's borrowings are from 1.81% to 8.25% (2005: 1.42% to 7.50%) per annum.

附註：

(a) 銀行貸款以物業總賬面值約33,506,000港元（二零零五年：53,313,000港元）向銀行作樓宇貸款之抵押。

(b) 集團之附屬公司GP工業於二零零一年四月十六日，透過其於二零零一年四月十一日成立的200,000,000坡元中期票據計劃（「中期票據計劃」）發行總值50,000,000坡元（相等於211,700,000港元）年息3.95%之定息貸款票據。票據到期日為二零零四年，附帶年息率為3.95%，並於新加坡交易所上市。該定息貸款票據於二零零四年四月十六日全數清還。

於二零零二年十一月十八日，GP工業透過其第二期中期票據計劃發行總值50,000,000坡元之非上市浮動息率貸款票據予一銀團。浮動息率票據到期日為二零零五年，附帶年息率為現行市場息率。於截至二零零五年三月三十一日止年度，GP工業購買並註銷50,000,000坡元之票據。於二零零五年三月三十一日，此票據之結餘為40,500,000坡元（相等於191,970,000港元）。於是年度，該款項已全數清還。該款項已全數清還。該浮動息率貸款票據之利率範圍為2.03%至2.53%。

Notes:

(a) The bank loans are secured by properties with an aggregate carrying value of approximately HK$33,506,000 (2005: HK$53,313,000) in favour of banks for the mortgage loan facilities granted.

(b) GP Ind, a subsidiary of the Group, issued an amount of S$50 million (equivalent to HK$211,700,000) 3.95% fixed rate notes on April 16, 2001 under a S$200 million Medium Term Note Programme ("MTN Programme") established by GP Ind on April 11, 2001. The fixed rate notes which were due in 2004 carried interest at 3.95% per annum and were listed on the Singapore Stock Exchange. The fixed rate notes were fully repaid on April 16, 2004.

On November 18, 2002, GP Ind issued an amount of S$50 million unlisted floating rate notes to a syndicate of banks as a second series of its MTN Programme. The floating rate notes which was due in 2005 carried interest at prevailing market rate. During the year ended March 31, 2005, GP Ind purchased and cancelled S$50 million of the notes. At March 31, 2005, the outstanding balance of these notes were S$40.5 million (equivalent to HK$191,970,000). During the year, the amount was fully repaid. Interest rate on the floating rate notes ranged from 2.03% to 2.53%.

董事認為借款的賬面值大概相等於公平值。

The directors considered the carrying value of the borrowings approximated to the fair value.

39. 遞延稅項 39. DEFERRED TAXATION

		集團 THE GROUP 2006 千港元 HK$'000	2005 千港元 HK$'000 (重新編列) (restated)
年初結存	Balance at beginning of the year	**(1,053)**	(13,432)
貨幣調整	Currency realignment	**(86)**	(1,367)
是年度變動（附註13）	Movement for the year (note 13)	**2,435**	8,668
應當出售附屬公司	Deemed disposal of subsidiaries	**2,958**	–
購入附屬公司	Acquired on purchase of subsidiaries	**–**	5,078
年終結存	Balance at end of the year	**4,254**	(1,053)

集團及公司所確認之主要遞延稅項負債及資產如下：

The followings are the major deferred tax liabilities and assets recognised by the Group and the Company:

集團 THE GROUP

		投資物業 Investment properties 千港元 HK$'000	高於有關折舊之折舊免稅額 Accelerated tax depreciation 千港元 HK$'000	遞延發展支出 Deferred development cost 千港元 HK$'000	稅項虧損 Tax losses 千港元 HK$'000	其他 Others 千港元 HK$'000	合計 Total 千港元 HK$'000
於二零零四年四月一日	At April 1, 2004	–	(4,375)	–	3,774	(8,775)	(9,376)
會計政策改變之影響（附註2）	Effect of change in accounting policies (note 2)	(4,056)	–	–	–	–	(4,056)
於二零零四年四月一日重新編列	At April 1, 2004, as restated	(4,056)	(4,375)	–	3,774	(8,775)	(13,432)
貨幣調整	Currency realignment	–	(7)	–	(1,222)	(138)	(1,367)
購入附屬公司	Acquired on purchase of subsidiaries	–	(1,249)	(3,310)	17,112	(7,475)	5,078
於是年度損益表（扣除）計入	(Charge) credit to income statement for the year	(538)	(534)	36	1,371	8,333	8,668
於二零零五年三月三十一日	At March 31, 2005	(4,594)	(6,165)	(3,274)	21,035	(8,055)	(1,053)
貨幣調整	Currency realignment	(7)	–	–	(69)	(10)	(86)
應當出售附屬公司	Deemed disposal of subsidiaries	–	1,606	3,274	(1,922)	–	2,958
於是年度損益表（扣除）計入	(Charge) credit to income statement for the year	(728)	(1,013)	–	1,434	2,742	2,435
於二零零六年三月三十一日	At March 31, 2006	(5,329)	(5,572)	–	20,478	(5,323)	4,254

39. 遞延稅項（續）

資產負債表中列賬之若干遞延稅項資產及負債互相抵銷。以下為遞延稅結存之分析：

39. DEFERRED TAXATION (continued)

For the purposes of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred taxation balances for financial reporting purposes:

		2006 千港元 HK$'000	2005 千港元 HK$'000 （重新編列） (restated)
遞延稅項資產	Deferred taxation assets	**15,234**	15,889
遞延稅項負債	Deferred taxation liabilities	**(10,980)**	(16,942)
		4,254	(1,053)

於二零零六年三月三十一日，集團存有441,298,000港元（二零零五年：411,322,000港元）之未使用稅項虧損可予抵消未來之溢利。一遞延稅項資產已就該等虧損之112,090,000港元（二零零五年：110,608,000港元）作出確認。餘下之稅項虧損並無作出遞延稅項資產確認。所有稅項虧損均可無限擕存。

At March 31, 2006, the Group has unused tax losses of HK$441,298,000 (2005: HK$411,322,000) available for offset against future profits. A deferred tax asset has been recognised in respect of HK$112,090,000 (2005: HK$110,608,000) of such losses. No deferred tax asset has been recognised in respect of the remaining tax losses. All tax losses may be carried forward indefinitely.

本公司 **THE COMPANY**

		高於有關折舊之折舊免稅額 Accelerated tax depreciation 千港元 HK$'000	稅項虧損 Tax losses 千港元 HK$'000	其他 Others 千港元 HK$'000	合計 Total 千港元 HK$'000
於二零零四年四月一日	At April 1, 2004	(2,204)	3,760	(1,556)	–
於損益表計入（扣除）	Credit (charge) to income statement for the year	75	(536)	461	–
於二零零五年三月三十一日	At March 31, 2005	(2,129)	3,224	(1,095)	–
於損益表計入（扣除）	Credit (charge) to income statement for the year	(984)	1,023	(39)	–
於二零零六年三月三十一日	At March 31, 2006	(3,113)	4,247	(1,134)	–

於二零零六年三月三十一日，公司存有113,135,000港元（二零零五年：85,000,000港元）之未使用稅項虧損可予抵消未來之溢利。一遞延稅項資產已就該等虧損之24,271,000港元（二零零五年：18,420,000港元）作出確認。餘下之稅項虧損並無作出遞延稅項資產確認。所有稅項虧損均可無限擕存。

At March 31, 2006, the Company has unused tax losses of HK$113,135,000 (2005: HK$85,000,000) available for offset against future profits. A deferred tax asset has been recognised in respect of HK$24,271,000 (2005: HK$18,420,000) of such losses. No deferred tax asset has been recognised in respect of the remaining tax losses. All tax losses may be carried forward indefinitely.

40. 股本

40. SHARE CAPITAL

		股份數目 Number of shares	千港元 HK$'000
普通股每股面值0.50港元：	Ordinary shares of HK$0.50 each:		
法定股本：	Authorised:		
於二零零四年三月三十一日、二零零五年三月三十一日及二零零六年三月三十一日結存	Balance at March 31, 2004, March 31, 2005 and March 31, 2006	800,000,000	400,000
已發行及繳足	Issued and fully paid:		
於二零零四年四月一日結存	Balance at April 1, 2004	542,190,067	271,095
因行使購股權而發行股分（附註a）	Issue of shares upon exercise of share options (Note a)	3,070,000	1,535
於二零零五年三月三十一日及二零零五年四月一日結存	Balance at March 31, 2005 and April 1, 2005	545,260,067	272,630
因行使購股權而發行股份（附註b）	Issue of shares upon exercise of share options (Note b)	4,025,000	2,013
於二零零六年三月三十一日結存	Balance at March 31, 2006	549,285,067	274,643

附註：

(a) 截至二零零五年三月三十一日止之年度內，3,070,000購股權被行使，公司發行3,070,000股每股面值0.50港元之股份，當中930,000股股份以每股1.45港元發行，1,345,000股股份以每股1.84港元發行，170,000股股份以每股1.17港元發行，餘下的625,000股則以每股1.41港元發行。所有該等發行之股份與當時已發行股份在各方面均享有同等權利。

(b) 截至二零零六年三月三十一日止之年度內，4,025,000購股權被行使，公司發行4,025,000股每股面值0.50港元之股份，當中3,775,000股股份以每股1.41港元發行，餘下的250,000股則以每股1.17港元發行。所有該等發行之股份與當時已發行股份在各方面均享有同等權利。

Notes:

(a) During the year ended March 31, 2005, 3,070,000 share options were exercised, resulting in the issue of 3,070,000 shares of HK$0.50 each in the Company of which 930,000 shares were issued at an exercise price of HK$1.45 per share, 1,345,000 shares were issued at an exercise price of HK$1.84 per share, 170,000 shares were issued at an exercise price of HK$1.17 per share and the remaining 625,000 shares were issued at an exercise price of HK$1.41 per share. The shares issued rank pari passu with the then existing shares in issue in all respects.

(b) During the year ended March 31, 2006, 4,025,000 share options were exercised, resulting in the issue of 4,025,000 shares of HK$0.50 each in the Company of which 3,775,000 shares were issued at an exercise price of HK$1.41 per share and the remaining 250,000 shares were issued at an exercise price of HK$1.17 per share. The shares issued rank pari passu with the then existing shares in issue in all respects.

41.購股權

(i) 本公司購股權計劃

根據於一九九九年九月二十八日通過之一項普通決議案，本公司於當日採納一項高級職員購股權計劃（「舊購股權計劃」）。舊購股權計劃於生效當日起計五年內被確認及有效。於二零零二年九月十二日，一項普通決議案獲通過採用新的購股權計劃（「新購股權計劃」）取代舊購股權計劃。舊購股權計劃及新購股權計劃之目的是促使本公司能授予合適的僱員及董事購股權，以獎勵其對公司之貢獻。

依據新購股權計劃，授權本公司之董事，於新購股權計劃生效後之五年內任何時間，可授予本公司及其任何附屬公司之任何董事及僱員認購本公司股份之特權，其作價並不可低於授予購股權前五個交易日之平均收市價格、授予當日本公司股票收市價或其票面值（以價高者為準）。除另行取消或修訂，新購股權計劃於生效當日起計五年內被確認及有效。按新購股權計劃所授予之股票總數不可超過公司已發行股本之10%。於授予日前之任何十二個月內所授予任何個別人仕之購股權而產生的股票數目不得超過已發行股份之1%。

按新購股權計劃而授予的購股權必須於授予購股權之指定時期內接受，並支付1港元之代價。授予之購股權可於授予之購股權指定日期內行使。按新購股權計劃於年內授出及於二零零六年三月三十一日尚未行使之購股權可認購之股份共14,835,000股，為本公司於二零零六年三月三十一日股份之2.7%。

41. SHARE OPTIONS

(i) The Company's share option schemes

Pursuant to an ordinary resolution of the Company passed on September 28, 1999, the Company adopted an executives' share option scheme (the "Old ESOS") on that date. The Old ESOS was initially valid and effective for a period of five years from the date of adoption. On September 12, 2002, an ordinary resolution was passed to replace the Old ESOS by a new share option scheme (the "New Option Scheme"). The purposes of the Old ESOS and the New Option Scheme are to enable the Company to grant options to eligible employees and directors as incentives and rewards for their contributions to the Company.

According to the New Option Scheme, the directors of the Company are authorised, at any time within five years after the adoption of the New Option Scheme, to grant options to any directors or employees of the Company or any of its subsidiaries to subscribe for the Company's shares at a price not less than the average of the closing prices of the Company's shares on the five trading days immediately preceding the offer date of the options, the closing price of the Company's shares on the offer date or the nominal value of the Company's shares, whichever is higher. Unless otherwise cancelled or amended, the New Option Scheme will be valid and effective for a period of five years from the date of adoption. The maximum number of shares in respect of which options may be granted under the New Option Scheme cannot exceed 10% of the issued share capital of the Company. The number of shares in respect of which options may be granted to any individual in any twelve-month period up to the offer date is not permitted to exceed 1% of the number of shares in issue.

Option granted under the New Option Scheme must be taken up within the period as specified in the offer of options and upon payment of HK$1 as the consideration for the options granted. Options granted are exercisable within the period as specified in the offer of options. The number of shares in respect of which options had been granted and outstanding in March 31, 2006 under The New Option Scheme was 14,835,000 representing 2.7% of the shares of the Company on March 31, 2006.

41.購股權（續）

(i) 本公司購股權計劃（續）

在舊購股權計劃下，截至二零零六年及二零零五年三月三十一日止年度之尚未行使購股權載列如下：

41. SHARE OPTIONS (continued)

(i) The Company's share option schemes (continued)

The share options outstanding under the Old ESOS during the year ended March 31, 2005 and March 31, 2006 and as at March 31, 2005 and 2006 were as follows:

授予日期 Date of grant	可行使期間 Exercisable period	行使價 Exercise price 港元 HK$	於二零零四年四月一日尚未行使 Outstanding at 4.1.2004	於截至二零零五年三月三十一日止年度內行使 Exercised during the year ended 3.31.2005	於二零零五年三月三十一日尚未行使 Outstanding at 3.31.2005	於截至二零零六年三月三十一日止年度內行使 Exercised during the year ended 3.31.2006	於截至二零零六年三月三十一日止年度失效 Lapsed during the year ended 3.31.2006	於二零零六年三月三十一日尚未行使 Outstanding at 3.31.2006
董事：								
Directors:								
5.8.2000	3.8.2000 – 5.7.2005	1.41	4,125,000	(625,000)	3,500,000	(3,500,000)	–	–
3.30.2001	3.30.2001 – 3.29.2006	1.45	6,000,000	(625,000)	5,375,000	–	(5,375,000)	–
			10,125,000	(1,250,000)	8,875,000	(3,500,000)	(5,375,000)	–
僱員：								
Employees:								
5.8.2000	3.8.2000 – 5.7.2005	1.41	375,000	–	375,000	(275,000)	(100,000)	–
3.30.2001	3.30.2001 – 3.29.2006	1.45	1,780,000	(305,000)	1,475,000	–	(1,475,000)	–
			2,155,000	(305,000)	1,850,000	(275,000)	(1,575,000)	–

於二零零五年四月二十六日至二零零五年五月三日行使購股權期間，股份之市價範圍由每股1.65港元至1.70港元。於截至二零零六年三月三十一日止年內購股權獲行使前一日公司股份收市價之加權平均數為1.68港元。於二零零四年四月二十六日至二零零四年十二月三日行使購股權期間，股份之市價範圍由每股1.96港元至2.375港元 。於截至二零零五年三月三十一日止年內購股權獲行使前一日公司股份收市價之加權平均數為2.10港元。

The market prices of the shares on the dates of which options were exercised for the period from April 26, 2005 to May 3, 2005 were ranged from HK$1.65 to HK$1.70 per share. The weighted average closing price of the Company's shares immediately before the dates on which the options were exercised during the year ended March 31, 2006 was HK$1.68. The market prices of the shares on the dates of which options were exercised for the period from April 26, 2004 to December 3, 2004 were ranged from HK$1.96 to HK$2.375 per share. The weighted average closing price of the Company's shares immediately before the dates on which the options were exercised during the year ended March 31, 2005 was HK$2.10.

41.購股權（續）

(i) 本公司購股權計劃（續）

在新購股權計劃下，截至二零零六年及二零零五年三月三十一日止年度之尚未行使購股權載列如下：

41. SHARE OPTIONS (continued)

(i) The Company's share option schemes (continued)

The share options outstanding under the New Option Scheme during the year ended March 31, 2005 and 2006 and as at March 31, 2005 and 2006 were as follows:

授予日期 Date of grant	可行使期間 Exercisable period	行使價 Exercise price 港元 HK$	於二零零四年四月一日尚未行使 Outstanding at 4.1.2004	於截至二零零五年三月三十一日止年度內行使 Exercised during the year ended 3.31.2005	於二零零五年三月三十一日尚未行使 Outstanding at 3.31.2005	於截至二零零六年三月三十一日止年度內行使 Exercised during the year ended 3.31.2006	於二零零六年三月三十一日尚未行使 Outstanding at 3.31.2006
董事：							
Directors:							
10.18.2002	4.18.2003 – 10.17.2007	1.17	2,350,000	–	2,350,000	–	2,350,000
10.2.2003	10.2.2003 – 10.1.2008	1.84	9,000,000	(500,000)	8,500,000	–	8,500,000
			11,350,000	(500,000)	10,850,000	–	10,850,000
僱員：							
Employees:							
10.18.2002	4.18.2003 – 10.17.2007	1.17	1,520,000	(170,000)	1,350,000	(250,000)	1,100,000
10.2.2003	10.2.2003 – 10.1.2008	1.84	3,730,000	(845,000)	2,885,000	–	2,885,000
			5,250,000	(1,015,000)	4,235,000	(250,000)	3,985,000

於二零零五年六月七日行使購股權當日公司股份市價為每股1.57港元。於二零零四年四月十四日至二零零四年十月十三日行使購股權期間，股份之市價範圍由每股1.92港元至2.50港元。於截至二零零五年三月三十一日止年內購股權獲行使前一日公司股份收市價之加權平均數為2.16港元。

The market price of the shares on the date of which options were exercised on June 7, 2005 was 1.57 per share. The market prices of the shares on the dates of which options were exercised for the period from April 14, 2004 to October 13, 2004 were ranged from HK$1.92 to HK$2.50 per share. The weighted average closing price of the Company's shares immediately before the dates on which the options were exercised during the year ended March 31, 2005 was HK$2.16.

(ii) GP工業購股權計劃

GP工業有一項根據於一九九六年九月十九日通過之決議案而採納之高級職員購股權計劃（「舊GP工業購股權計劃」），使其董事可授予GP工業及其任何附屬公司之合適僱員（包括執行董事）認購GP工業股份之權利。舊GP工業購股權計劃於生效當日起計十年內被確認及有效，直至於一九九九年十一月十九日被按於同日舉行之股東特別大會上通過之一項決議案而採納之新一九九九年GP工業購股權計劃（「一九九九年GP工業購股權計劃」）所取代而終止。舊GP工業購股權計劃之目的是促使GP工業能授予合適的僱員及董事購股權，以獎勵其對GP工業之貢獻。舊GP工業購股權計劃及一九九九年GP工業購股權計劃授予之購股權可分別於授予日期之首個週年日起及授予日期之首個或第二個週年日起行使。

(ii) GP Ind's share option schemes

GP Ind has an executives' share option scheme (the "Old GP Ind ESOS"), which was adopted pursuant to a resolution passed on September 19, 1996 to enable the directors of GP Ind to offer to eligible employees, including executive directors, of GP Ind or any of its subsidiaries options to subscribe for GP Ind's shares. The Old GP Ind ESOS was initially valid and effective for a period of ten years from the date of adoption until it was discontinued and replaced by the new GP Ind share option scheme 1999 (the "GP Ind 1999 Option Scheme") on November 19, 1999 pursuant to a resolution passed at an extraordinary general meeting on the same date. The purpose of the Old GP Ind ESOS is to enable GP Ind to grant options to eligible employees and directors as incentives and rewards for their contributions to GP Ind. Option granted under the Old GP Ind ESOS and the GP Ind 1999 Option Scheme are exercisable after the first anniversary of the date of grant and, the first anniversary or the second anniversary of the date of grant, respectively.

41.購股權（續）

(ii) GP工業購股權計劃（續）

依照一九九九年GP工業購股權計劃，授權GP工業之董事，於一九九九年GP工業購股權計劃生效後之十年內任何時間，可授予GP工業及其任何附屬公司之任何董事及僱員認購GP工業股份之特權，其作價為不得超過授予購股權日期前三個交易日平均收市價之20%折讓後或其票面值，以價高者為準。除非另行取消或修訂，一九九九年GP工業購股權計劃於生效當日起計十年內被確認及有效。此計劃所授予之股票總數不可超過其授予日之前已發行股本之15%。藉此計劃於任何時間所授予任何個別人仕之購股權而產生的股票數目不得超過透過一九九九年GP工業購股權計劃已發行及可發行股份之20%。

於二零零六年三月三十一日，按一九九九年GP工業購股權計劃授出而尚未行使之購股權可認購之股份為13,495,000股，此代表GP工業於二零零六年三月三十一日股份之2.9%。授予的股權必須於授予股權之指定時期內接受，並支付1坡元之代價。授予之購股權可於這等購股權授予日期之首個週年日或第二個週年日起行使，及於第五個週年日或第十個週年日辦公時間止屆滿。

在舊GP工業購股權計劃下，截至二零零六年及二零零五年三月三十一日止年度尚未行使之購股權載列如下：

41. SHARE OPTIONS (continued)

(ii) GP Ind's share option schemes (continued)

According to the GP Ind 1999 Option Scheme, the directors of GP Ind are authorised, at any time within ten years after the adoption of GP Ind 1999 Option Scheme, to grant options to any directors or employees of GP Ind or any of its subsidiaries to subscribe for GP Ind's shares at a price not more than 20% discount of the average of the closing prices of GP Ind's shares on the three trading days immediately preceding the offer date of the options or the nominal value of the GP Ind's shares, whichever is higher. Unless otherwise cancelled or amended, GP Ind 1999 Option Scheme will be valid and effective for a period of ten years from the date of adoption. The maximum number of shares in respect of which options may be granted under the GP Ind 1999 Option Scheme cannot exceed 15% of the nominal amount of the issued share capital of GP Ind on the day preceding the offer date. The number of shares in respect of which options may be granted to any individual at any time is not permitted to exceed 20% of the aggregate number of shares for the time being issued and issuable under the GP Ind 1999 Option Scheme.

The number of shares in respect of which options had been granted and outstanding on March 31, 2006 under the GP Ind 1999 Option Scheme was 13,495,000, representing 2.9% of the shares of GP Ind on March 31, 2006. Option granted must be taken up within the period as specified in the offer of options, and upon payment of S$1 as the consideration for the options granted. Options granted are exercisable after the first anniversary or the second anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary or the tenth anniversary thereof respectively.

The share options outstanding under the Old GP Ind ESOS during the year ended March 31, 2005 and as at March 31, 2005 and 2006 were as follows:

授予日期 Date of grant	可行使期間 Exercisable period	行使價 Exercise price 美元 US$	於二零零四年四月一日尚未行使 Outstanding at 4.1.2004	於截至二零零五年三月三十一日止年內行使 Exercised during the year ended 3.31.2005	於截至二零零五年三月三十一日止年內註銷 Cancelled during the year ended 3.31.2005	於二零零五年三月三十一日、四月一日及二零零六年三月三十一日尚未行使 Outstanding at 3.31.2005, 4.1.2005 and 3.31.2006
本公司董事：						
Directors of the Company:						
8.2.1999	8.2.2000 – 8.1.2004	0.41	260,000	(260,000)	–	–
僱員：						
Employees:						
8.2.1999	8.2.2000 – 8.1.2004	0.41	840,000	(715,000)	(125,000)	–

於二零零四年四月五日至二零零四年七月三十日行使購股權期間，GP工業股份之市價範圍由每股0.905坡元至1.09坡元。於截至二零零五年三月三十一日止年內購股權獲行使前一日GP工業股份收市價之加權平均數為1.05坡元。

The market prices of shares of GP Ind on the dates of which options were exercised for the period from April 5, 2004 to July 30, 2004 were ranged from S$0.905 to S$1.09 per share in GP Ind. The weighted average closing price of GP Ind's shares immediately before the dates in which the options were exercised during the year ended March 31, 2005 was S$1.05.

41.購股權（續）

(ii) GP工業購股權計劃

在一九九九年GP工業購股權計劃下，截至二零零六年及二零零五年三月三十一日止年度之尚未行使購股權載列如下：

41. SHARE OPTIONS (continued)

(ii) GP Ind's share option schemes (continued)

The share options outstanding under the GP Ind 1999 Option Scheme during the year ended March 31, 2005 and 2006 and as at March 31, 2005 and 2006 were as follows:

授予日期 Date of grant	可行使期間 Exercisable period	行使價 Exercise price 坡元 S$	於二零零四年四月一日尚未行使 Outstanding at 4.1.2004	於截至二零零五年三月三十一日止年內授予 Granted during the year ended 3.31.2005	於截至二零零五年三月三十一日止年內行使 Exercised during the year ended 3.31.2005	於截至二零零五年三月三十一日止年內註銷 Cancelled during the year ended 3.31.2005	於二零零五年三月三十一日尚未行使 Outstanding at 3.31.2005	於截至二零零六年三月三十一日止年內行使 Exercised during the year ended 3.31.2006	於截至二零零六年三月三十一日止年內註銷 Cancelled during the year ended 3.31.2006	於二零零六年三月三十一日尚未行使 Outstanding at 3.31.2006
本公司董事：										
Directors of the Company:										
4.14.2000	4.14.2002 – 4.13.2010	0.456	520,000	–	–	–	520,000	–	–	520,000
4.4.2001	4.4.2003 – 4.3.2011	0.620	1,020,000	–	–	–	1,020,000	–	–	1,020,000
8.14.2002	8.14.2003 – 8.13.2012	0.550	654,000	–	–	–	654,000	–	–	654,000
9.15.2003	9.15.2004 – 9.14.2013	0.880	1,004,000	–	–	–	1,004,000	–	–	1,004,000
7.5.2004	7.5.2005 – 7.4.2014	1.030	–	1,290,000	–	–	1,290,000	–	–	1,290,000
			3,198,000	1,290,000	–	–	4,488,000	–	–	4,488,000
GP工業董事：										
Directors of GP Ind:										
4.4.2001	4.4.2003 – 4.3.2011	0.620	400,000	–	(400,000)	–	–	–	–	–
9.15.2003	9.15.2004 – 9.14.2013	0.880	300,000	–	–	–	300,000	–	–	300,000
7.5.2004	7.5.2005 – 7.4.2014	1.030	–	350,000	–	–	350,000	–	–	350,000
			700,000	350,000	(400,000)	–	650,000	–	–	650,000
GP工業非執行董事：										
Non-executive directors of GP Ind:										
4.14.2000	4.14.2002 – 4.13.2005	0.456	120,000	–	(120,000)	–	–	–	–	–
4.4.2001	4.4.2003 – 4.3.2006	0.620	240,000	–	(100,000)	–	140,000	–	–	140,000
8.14.2002	8.14.2003 – 8.13.2007	0.550	154,000	–	–	–	154,000	–	–	154,000
9.15.2003	9.15.2004 – 9.14.2008	0.880	240,000	–	–	–	240,000	–	–	240,000
7.5.2004	7.5.2005 – 7.4.2014	1.030	–	270,000	–	–	270,000	–	–	270,000
			754,000	270,000	(220,000)	–	804,000	–	–	804,000
僱員：										
Employees:										
4.14.2000	4.14.2002 – 4.13.2010	0.456	673,000	–	(164,000)	–	509,000	(120,000)	(52,000)	337,000
4.4.2001	4.4.2003 – 4.3.2011	0.620	2,020,000	–	(506,000)	–	1,514,000	(184,000)	(64,000)	1,266,000
8.14.2002	8.14.2003 – 8.13.2012	0.550	1,280,000	–	(627,000)	–	653,000	(54,000)	(41,000)	558,000
9.15.2003	9.15.2004 – 9.14.2013	0.880	2,869,000	–	(147,000)	(121,000)	2,601,000	–	(149,000)	2,452,000
7.5.2004	7.5.2005 – 7.4.2014	1.030	–	3,364,000	–	(165,000)	3,199,000	–	(259,000)	2,940,000
			6,842,000	3,364,000	(1,444,000)	(286,000)	8,476,000	(358,000)	(565,000)	7,553,000

41.購股權（續）
(ii) GP工業購股權計劃（續）
於二零零五年四月六日至二零零五年四月二十一日行使購股權期間，GP工業股份之市價範圍由每股0.875坡元至0.895坡元。截至二零零六年三月三十一日止年內購股權獲行使前一日GP工業股份收市價之加權平均數為0.88坡元。於二零零四年四月十二日至二零零五年三月二十九日行使購股權期間，GP工業股份之市價範圍由每股0.905坡元至1.09坡元。於截至二零零五年三月三十一日止年內購股權獲行使前一日GP工業股份收市價之加權平均數為1.02坡元。

(iii) CIHL購股權計劃
CIHL有一項於一九九九年六月採納之購股權計劃（「一九九九年CIHL購股權計劃」）。依照一九九九年CIHL購股權計劃，授權CIHL董事於一九九九年CIHL購股權計劃生效後之十年內任何時間，可授予CIHL及其任何附屬公司之任何董事及僱員認購CIHL股份之特權，其作價為不超過授予購股權日期前三個交易日平均收市價之20%折讓或其票面值，以價高者為準。除非另行取消或修訂，一九九九年CIHL購股權計劃於生效日期後十年內被確認及有效。此計劃所授予之股票總數不可超過授予日之前CIHL已發行股本之15%。

於二零零六年三月三十一日，按一九九九年CIHL購股權計劃授出而尚未行使之購股權可認購之股份為數504,000股，此代表CIHL於二零零六年三月三十一日已發行股份之0.66%。授予的購股權必須於授予購股權之指定時期內接受，並支付1坡元之代價。授予之購股權可於該等購股權授予日期之首個週年日或第二個週年日起行使，及於第五個週年日或第十個週年日辦公時間止屆滿。

41. SHARE OPTIONS (continued)

(ii) GP Ind's share option schemes (continued)

The market prices of the shares of GP Ind on the dates of which options were exercised for the period from April 6, 2005 to April 21, 2005 were ranged from S$0.875 to S$0.895 per share. The weighted average closing price of GP Ind's shares immediately before the dates on which the options were exercised during the year ended March 31, 2006 was S$0.88. The market prices of the shares of GP Ind on the dates, of which options were exercised for the period from April 12, 2004 to March 29, 2005 were ranged from S$0.905 to S$1.09 per share. The weighted average closing price of GP Ind's shares immediately before the dates on which the options were exercised during the year ended March 31, 2005 was S$1.02.

(iii) CIHL's share option schemes

CIHL has a share option scheme adopted in June 1999 (The "CIHL 1999 Option Scheme"). According to the CIHL 1999 Option Scheme, the directors of CIHL is authorised, at any time within ten years after the adoption of CIHL 1999 Option Scheme, to grant options to any directors or employees of CIHL or any of its subsidiaries to subscribe for CIHL's shares at a price not more than 20% discount of the average of the closing prices of CIHL's shares on the three trading days immediately proceeding the offer date of the options or nominal value of the CIHL's shares, whichever is higher. Unless otherwise cancelled or amended, CIHL 1999 Option Scheme will be valid and effective for a period of ten years from the date of adoption. The maximum number of shares in respect of which options may be granted under the CIHL 1999 Option Scheme cannot exceed 15% of the nominal amount of the issued share capital of CIHL on the day preceding the offer date.

The number of shares in respect of which options had been granted and outstanding on March 31, 2006 under the CIHL 1999 Option Scheme was 504,000, representing 0.4% of the shares of CIHL on March 31, 2006. Option granted must be taken up within the period as specified in the offer of options, and upon payment of S$1 as the consideration for the options granted. Options granted are exercisable after the first anniversary or the second anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary or the tenth anniversary thereof respectively.

41.購股權（續）

(iii) CIHL購股權計劃（續）

在一九九九年CIHL購股權計劃下，截至二零零六年及二零零五年三月三十一日止年度之尚未行使購股權載列如下：

41. SHARE OPTIONS (continued)

(iii) CIHL's share option schemes (continued)

The share options outstanding under the CIHL 1999 Option Scheme during the year ended March 31, 2005 and 2006 and as at March 31, 2005 and 2006 were as follows:

授予日期 Date of grant	可行使期間 Exercisable period	行使價 Exercise price 坡元 S$	於二零零四年四月一日尚未行使 Outstanding at 4.1.2004	截至二零零五年三月三十一日止年內行使 Exercised during the year ended 3.31.2005	截至二零零五年三月三十一日止年內註銷 Cancelled during the year ended 3.31.2005	於二零零五年三月三十一日尚未行使 Outstanding at 3.31.2005	截至二零零六年三月三十一日止年內行使 Exercised during the year ended 3.31.2006	截至二零零六年三月三十一日止年內註銷 Cancelled during the year ended 3.31.2006	於二零零六年三月三十一日尚未行使 Outstanding at 3.31.2006
本公司董事 Directors of the Company									
5.25.2000	5.25.2002 – 5.24.2010	2.025	360,000	–	–	360,000	–	–	360,000
CIHL董事 Directors of CIHL									
5.25.2000	5.25.2002 – 5.24.2010	1.9125	15,000	(15,000)	–	–	–	–	–
5.25.2000	5.25.2002 – 5.24.2010	2.025	110,000	(60,000)	–	50,000	(20,000)	–	30,000
			125,000	(75,000)	–	50,000	(20,000)	–	30,000
CIHL非執行董事 Non-executive directors of CIHL									
5.25.2000	5.25.2002 – 5.24.2005	2.25	150,000	–	–	150,000	(150,000)	–	–
本集團僱員 Employees of the Group									
5.25.2000	5.25.2002 – 5.24.2010	1.9125	434,000	(280,000)	(20,000)	134,000	–	(25,000)	109,000
5.25.2000	5.25.2002 – 5.24.2010	2.025	142,000	–	–	142,000	–	(137,000)	5,000
			576,000	(280,000)	(20,000)	276,000	–	(162,000)	114,000

於二零零五年四月十四日至二零零五年七月二十二日行使購股權期間，CIHL股份之市價範圍由每股2.70坡元至2.72坡元。於截至二零零六年三月三十一日止年內購股權獲行使前一日CIHL股份收市價之加權平均數為2.71坡元。於二零零四年四月二日至二零零五年三月一日行使購股權期間，CIHL股份之市價範圍由每股2.43坡元至3.06坡元。於截至二零零五年三月三十一日止年內購股權獲行使前一日CIHL股份收市價之加權平均數為2.82坡元。

The market prices of shares of CIHL on the dates of which options were exercised for the period from April 14, 2005 to July 22, 2005 were ranged from S$2.70 to S$2.72. The weighted average closing price of CIHL's share immediately before the dates on which the options were exercised during the year ended March 31, 2006 was S$2.71. The market prices of shares of CIHL on the dates of which options were exercised for the period from April 2, 2004 to March 1, 2005 were ranged from S$2.43 to S$3.06. The weighted average closing price of CIHL's share immediately before the dates on which the options were exercised during the year ended March 31, 2005 was S$2.82.

41.購股權（續）

(iii) CIHL購股權計劃（續）

如附註2所述，本集團首次採用香港財務報告準則第2號處理以股份為基礎支付之股權結算交易。根據香港財務報告準則第2號，須將授予董事、僱員及其他參與者之購股權按授出購股權日期釐定之公平值在歸屬期間列為開支，並於本集團購股權儲備中作出相應調整。本集團已應用有關之過渡性條文，而採用香港財務報告準則第2號對本公司及CIHL之購股權計劃並無影響，但對GP工業之購股權計劃則有影響。於是年度，購股權支出690,000港元（二零零五年：2,061,000港元）已於損益表確認，並於本集團購股權儲備中作出相對調整。

GP工業於二零零四年七月五日授出合共5,274,000份購股權。該等購股權之公平值已於授出當日利用柏力克舒爾斯定價模式，並依照該等授出購股權之條款計算。

為計算GP工業授出之購股權之公平值所用之資料如下：

行使價（坡元）	S$1.03
預期年期	2 to 10 years
預期波幅	21.54%
預期股息率	4.51%
無風險比率	2.375%/3.625%
預計在授予當日購股權之公平值（坡元）	S$591,000
授予日期前股份收市價（坡元）	S$1.03

註：

(i) 波幅乃基於授予日期前每日股份價格之統計分析得出之預期股份價格之標準誤差計量。

(ii) 上述之計算乃假設購股權全期預期波幅與GP工業股份之歷史波幅並無重大分別而得出。

41. SHARE OPTIONS (continued)

(iii) CIHL's share option schemes (continued)

As mentioned in note 2, the Group has, for the first time, applied HKFRS 2 to account for equity-settled share-based payment transactions. In accordance with HKFRS 2, fair value of share options granted to directors, employees and other participants determined at the date of grant is expensed over the vesting period, with a corresponding adjustment to the Group's share option reserve. The Group had applied the relevant transitional provision and the adoption of HKFRS 2 has had no effect on the share option scheme of the Company and CIHL, however, the adoption of HKFRS 2 has effect on the share option scheme of GP Ind. In the current year, an amount of share option expense of HK$690,000 (2005: HK$2,061,000) has been recognised in the income statement, with a corresponding adjustment made in the Group's share option reserve.

GP Ind granted a total of 5,274,000 options on July 5, 2004. The fair value of the options was determined at the date of grant using the Black-Scholes option pricing model, taken into account the terms and conditions upon which the share options were granted.

The following assumptions were used to calculate the fair values of share options granted by GP Ind.

Exercise price	S$1.03
Expected life of options	2 to 10 years
Expected volatility	21.54%
Expected dividend yield	4.51%
Risk free rate	2.375%/3.625%
Estimated fair value of options at date of grant	S$591,000
Closing share price immediately before date of grant	S$1.03

Notes:

(i) The volatility measured at the standard deviation of expected share price returns is based on a statistical analysis of daily share prices over certain periods immediately preceding the grant date.

(ii) The above calculation is based on the assumption that there is no material difference between the expected volatility over the whole life of the options and the historical volatility of the shares in the GP Ind's set out above.

42. 儲備

集團

法定盈餘包括集團所佔於中國之附屬公司及聯營公司之法定盈餘儲備。於是年度，就中國之地區法定要求，總數3,212,000港元（二零零五年：988,000港元）之儲備被分配及轉至法定盈餘。

集團之累積溢利中包括集團聯營公司之保留溢利700,873,000港元（二零零五年：604,639,000港元）及集團共同控制公司之虧損0港元（二零零五年：46,097,000港元）。

42. RESERVES

THE GROUP

Legal surplus comprises the Group's share of statutory surplus reserves of the subsidiaries and associates in the PRC. During the year, a total amount of HK$3,212,000 (2005: HK$988,000) was appropriated and transferred to legal surplus as a result of the statutory requirements from local authorities in the PRC.

The accumulated profits of the Group include profits of HK$700,873,000 (2005: HK$604,639,000) retained by associates of the Group and a loss of HK$nil (2005: HK$46,097,000) from jointly controlled entities of the Group.

		股本溢價 Share premium 千港元 HK$'000	物業重估儲備 Properties revaluation reserve 千港元 HK$'000	股本贖回儲備 Capital redemption reserve 千港元 HK$'000	股息儲備 Dividend reserve 千港元 HK$'000	累積溢利 Accumulated profits 千港元 HK$'000	合計 Total 千港元 HK$'000
公司	**THE COMPANY**						
於二零零四年三月三十一日及二零零四年四月一日	At March 31, 2004 and April 1,2004	456,971	11,242	35,358	54,298	205,670	763,539
發行新股溢價（扣除開支）	Premium on issue of shares, net of expenses	3,365	–	–	–	–	3,365
全年溢利	Profit for the year	–	–	–	–	82,667	82,667
已派發股息	Dividend paid						
一二零零四年末期股息	– 2004 final dividend	–	–	–	(27,149)	(72)	(27,221)
一二零零四年特別股息	– 2004 special dividend	–	–	–	(27,149)	(72)	(27,221)
一二零零五年中期股息	– 2005 interim dividend	–	–	–	–	(21,809)	(21,809)
建議股息	Dividend proposed						
一二零零五年末期股息	– 2005 final dividend	–	–	–	16,479	(16,479)	–
二零零五年三月三十一日	At March 31, 2005	460,336	11,242	35,358	16,479	249,905	773,320
發行新股溢價（扣除開支）	Premium on issue of shares, net of expenses	3,599	–	–	–	–	3,599
全年溢利	Profit for the year	–	–	–	–	4,691	4,691
已派發股息	Dividend paid						
一二零零五年末期股息	– 2005 final dividend	–	–	–	(16,479)	–	(16,479)
一二零零六年中期股息	– 2006 interim dividend	–	–	–	–	(16,479)	(16,479)
建議股息	Dividend proposed						
一二零零六年末期股息	– 2006 final dividend	–	–	–	16,479	(16,479)	–
於二零零六年三月三十一日	**At March 31, 2006**	**463,935**	**11,242**	**35,358**	**16,479**	**221,638**	**748,652**

本公司於二零零六年三月三十一日可分配予股東之儲備為累積溢利及股息儲備之總數為238,117,000港元（二零零五年：266,384,000港元）。

The Company's reserves available for distribution to shareholders as at March 31, 2006 are represented by the accumulated profits and the dividend reserve totalling HK$238,117,000 (2005: HK$266,384,000).

43. 退休福利計劃

本公司及集團部份附屬公司為香港所有合資格員工設有金山工業集團公積金計劃，此計劃為一項介定供款之公積金福利計劃。僱主根據此計劃信託契約之介定，按僱員之薪酬、服務年資作出供款，每月供款比率介乎5%至10%。同時，集團亦根據香港強制性公積金法例設立了一項強制性公積金計劃「強積金計劃」。按強制性公積金計劃管理局之條款規定，所有新僱員均有權選擇參予金山工業集團公積金計劃或強積金計劃。

此外，本公司部份海外附屬公司參與由當地有關當局成立之中央公積金計劃。

有關金山工業集團公積金計劃，僱主引用因僱員終止合約而未能領取之僱主供款以減低其將來之供款水平。於是年度，僱主所用此等款項數目約為307,000港元（二零零五年：924,000港元）。於二零零六年三月三十一日，並無此等可供減低僱主將來供款水平之被取消權利供款（二零零五年：零港元）。

根據上述退休福利計劃，本集團截至二零零六年三月三十一日止年度支付約為8,066,000港元（二零零五年：7,659,000港元）之退休福利供款。

43. RETIREMENT BENEFIT SCHEMES

The Company and certain of its subsidiaries operated the Gold Peak Group Provident Fund Scheme, a defined contribution retirement benefit scheme, for all qualified employees in Hong Kong. The scheme is funded by contributions from employers according to the employees' remuneration and length of service as defined under the trust deed. The monthly contribution rates of this scheme are ranged from 5% to 10%. At the same time, the Group also participated in a mandatory provident fund ("MPF") scheme registered under the Hong Kong Mandatory Provident Fund Ordinance. All new employees have the option to join the Gold Peak Group Provident Fund Scheme or the MPF scheme with terms as stipulated by the MPF Authority.

In addition, certain subsidiaries of the Company outside Hong Kong participate in central provident fund schemes established by the relevant authorities in their respective countries.

For the Gold Peak Group Provident Fund Scheme, the unvested benefits of employees terminating employment are utilised by the employers to reduce their future level of contributions. The amounts of unvested benefits so utilised by the employers during the year were approximately HK$307,000 (2005: HK$924,000). As at March 31, 2006, no forfeited contributions were available to reduce the level of employers' future contributions (2005: nil).

The Group contributed an aggregate amount of approximately HK$8,066,000 (2005: HK$7,659,000) to the above retirement benefit schemes during the year ended March 31, 2006.

44. 應當出售／出售附屬公司

於二零零五年六月二十三日，兆光科技有限公司（「兆光科技」）訂立買賣協議購入Bright Target Technology Limited全部股本權益。收購代價為173,190,000港元，並以發行兆光科技股份支付。是項交易於二零零五年八月完成。因此，兆光科技於完成交易後成為本集團擁有41.9%股權之聯營公司。

44. DEEMED DISPOSAL/DISPOSAL OF SUBSIDIARIES

On June 23, 2005, Lighthouse Technologies Limited ("Lighthouse"), a previously non-wholly owned subsidiary of the Company, entered into a sale and purchase agreement for the acquisition of entire equity interest in Bright Target Technology Limited. The purchase consideration of HK$173,190,000 was satisfied by the issue and allotment of the ordinary share of Lighthouse. The transaction was completed in August 2005. As a result, Lighthouse became a 41.9% owned associate of the Group upon completion of the transaction.

		2006 千港元 HK$'000	2005 千港元 HK$'000
出售資產淨值：	Net assets disposed of:		
物業、廠房及設備	Property, plant and equipment	20,751	678
遞延支出	Deferred expenditure	18,011	–
商譽	Goodwill	41,275	–
存貨	Inventories	89,471	–
應收賬項、應收票據及預付款項	Debtors, bills receivable and prepayment	161,011	272
可收回稅項	Taxation recoverable	700	–
銀行結餘及現金	Bank balances and cash	1,888	30
應付賬項及費用	Creditors and accrued charges	(60,392)	(314)
銀行貸款、透支及商業信貸	Bank loans, overdrafts and import loans	(155,966)	–
遞延稅項負債	Deferred tax liabilities	(2,958)	–
少數股東權益	Minority interests	(17,266)	–
		96,525	666
剩餘應佔聯營公司權益（附註）	Interests in associate retained (Note)	122,571	–
		26,046	(666)
減：是項交易支出	Less: Expenses incurred for the transaction	(18,463)	–
應當出售／出售附屬公司之收益（虧損）	Gain (loss) on deemed disposal/disposal of subsidiaries	7,583	(666)
因出售而產生之現金及等值現金流出淨額分析：	Analysis of net outflow of cash and cash equivalents arising on the disposal:		
銀行結存及現金出售	Bank balances and cash disposed of	(1,888)	(30)

於截至二零零六年三月三十一日止年內出售之附屬公司，使本集團之經營業務產生了8,942,000港元之淨現金流入，於投資業務有11,091,000港元之淨現金流出，並在融資活動中，有1,610,000港元之淨現金流入。

The subsidiaries disposed of during the year ended March 31, 2006 contributed HK$8,942,000 to the Group's net operating cash inflow, HK$11,091,000 of net cash outflow in investing activities and HK$1,610,000 of net cash inflow in financing activities.

附註： 金額包括集團應佔Bright Target Limited之資產淨值。

Note: The amount included the Group's share of net assets of Bright Target Limited.

45. 購入附屬公司

於二零零六年一月，本集團以2,478,000港元代價購入GE Bowden (Hong Kong) Limited之股權。此項收購乃以收購法計算。

45. ACQUISITION OF SUBSIDIARIES

In January 2006, the Group acquired the entire equity interests in GE Bowden (Hong Kong) Limited at a consideration of HK$2,478,000. This acquisition was accounted for using the purchase method.

		2006 千港元 HK$'000	2005 千港元 HK$'000
購入淨資產之賬面值及公平值：	The carrying amounts and fair value of net asset acquired:		
物業、廠房及設備	Property, plant and equipment	–	82,897
所佔聯營公司權益	Interests in associates	–	65,690
所佔共同控制公司權益	Interests in jointly controlled entities	–	400,003
非上市股本之投資	Unlisted equity investment	–	523,032
證券投資	Investment in securities	–	48,166
給貿易夥伴之借款	Advance to trade associates	–	16,998
長期應收帳款	Long term receivables	–	327,320
遞延支出	Deferred expenditure	–	38,171
遞延稅項資產	Deferred taxation assets	–	17,111
存貨	Inventories	–	165,039
應收帳項、應收票據及預付款項	Debtors, bills receivable and prepayments	**4,840**	778,056
銀行結存、存款及現金	Bank balances and cash	**374**	722,860
應付賬項及費用	Creditors and accrued charges	**(1,936)**	(547,214)
稅項	Taxation payable	–	(5,433)
銀行借款	Bank borrowings	–	(817,842)
遞延稅項負債	Deferred taxation liabilities	–	(12,033)
少數股東權益	Minority interests	–	192
		3,278	1,803,013
收購折讓	Discount on acquisition	**(800)**	–
購入附屬公司所產生之溢價	Goodwill arising from acquisition	–	39,392
購入附屬公司所產生之少數股東權益	Minority interests arising on acquisition of subsidiaries	–	(811,724)
		2,478	1,030,681
付款方式：	Satisfied by:		
現金	Cash paid	–	84,864
所佔聯營公司資產淨值	Share of net assets of associates	–	945,817
應付代價	Consideration payable	**2,478**	–
		2,478	1,030,681
購入附屬公司所產生之現金及等值現金流入淨額：	Analysis of net inflow of cash and cash equivalents arising on acquisition of subsidiaries:		
現金及等值現金購入	Cash and cash equivalents acquired		
銀行結存及現金	Bank balances and cash	**374**	722,860
銀行透支	Bank overdrafts	–	(2,538)
		374	720,322
現金支付	Cash paid	–	(84,864)
		374	635,458

於截至二零零六年三月三十一日止年度購入之附屬公司對本集團是年度之營業額及盈利並無影響。

The subsidiary acquired during the year ended March 31, 2006 did not have any impact on the Group's revenue and profit for the year.

46. 重要非現金交易

於截至二零零五年三月三十一日止年度，集團有關資產之財務租賃安排之資產值在租賃開始為10,017,000港元。

46. MAJOR NON-CASH TRANSACTIONS

During the year ended March 31, 2005, the Group entered into finance lease arrangements in respect of assets with a total capital value at the inception of the leases of HK$10,017,000.

47. 年末現金及等值現金結存

47. CASH AND CASH EQUIVALENTS AT END OF THE YEAR

		2006 千港元 HK$'000	2005 千港元 HK$'000
銀行結存、存款及現金	Bank balances, deposits and cash	**791,476**	348,827
銀行透支	Bank overdrafts	**(4,232)**	(8,194)
		787,244	340,633

48. 或然負債

48. CONTINGENT LIABILITIES

		集團 THE GROUP 2006 千港元 HK$'000	 2005 千港元 HK$'000	公司 THE COMPANY 2006 千港元 HK$'000	 2005 千港元 HK$'000
銀行貸款擔保被使用：	Guarantees given to banks in respect of banking facilities utilised by:				
全資附屬公司	Wholly owned subsidiaries	**–**	–	**–**	9,490
非全資附屬公司	Non-wholly owned subsidiaries	**–**	–	**–**	70,470
聯營公司	Associates	**162,138**	33,047	**93,319**	2,871
		162,138	33,047	**93,319**	82,831

49. 承擔

49. COMMITMENTS

		集團 THE GROUP 2006 千港元 HK$'000	 2005 千港元 HK$'000
已簽約但未在財務報表撥備關於購買物業、廠房及設備之資本承擔	Capital expenditure in respect of acquisition of property, plant and equipment contracted for but not provided in the financial statements	**143**	9,014

於二零零五年三月三十一日，集團承諾投資3,120,000港元於所佔聯營公司權益。

At March 31, 2005, the Group was also committed to invest in an associate to HK$3,120,000.

50. 營業租賃承擔 / 50. OPERATING LEASE COMMITMENTS

租用者 / As lessee

於資產負債表結算日，集團就不可撤銷營業租賃有未完承諾，需支付之租金如下：

At the balance sheet date, the Group had outstanding commitments under non-cancellable operating leases which fall due as follows:

		2006			2005		
		土地及房產 Land and buildings 千港元 HK$'000	機械及設備 Machinery and equipment 千港元 HK$'000	其他 Others 千港元 HK$'000	土地及房產 Land and buildings 千港元 HK$'000	機械及設備 Machinery and equipment 千港元 HK$'000	其他 Others 千港元 HK$'000
一年內	Within one year	**23,411**	**25**	**2,194**	22,616	1,041	1,984
二至五年內(首尾兩年包括在內)	In the second to fifth years inclusive	**44,956**	**22**	**3,218**	52,529	582	3,602
超過五年	Over five years	**34,622**	**–**	**585**	36,859	–	1,658
		102,989	**47**	**5,997**	112,004	1,623	7,244

於資產負債表結算日，本公司就土地及房產之不可撤銷營業租賃有未完承諾，需支付之租金如下：

At the balance sheet date, the Company had outstanding commitments under non-cancellable operating leases in respect of land and buildings which fall due as follows:

		2006 千港元 HK$'000	2005 千港元 HK$'000
一年內	Within one year	**–**	99
二至五年內(首尾兩年包括在內)	In the second to fifth years inclusive	**–**	–
		–	99

於二零零五年三月三十一日，本公司就土地及房產之不可撤銷營業租賃有於一年內到期之未完承諾99,000港元。本公司於二零零六年三月三十一日並無任何營業租賃承擔。

As at March 31, 2005, the Company had outstanding commitments under non-cancellable operating leases in respect of land and buildings which fall due within one year of HK$99,000. The Company did not have operating lease commitment at March 31, 2006.

營業租賃租金代表集團付於租用辦公室及工廠之租金。租賃年期一般商議為一年至三十年。

Operating lease payments represent rentals payable by the Group for its office properties and factories. Leases are negotiated for term from one to thirty years.

出租者 / As lessor

於資產負債表結算日，集團及公司並無任何租戶就未來最低租賃款項訂立合約。

At the balance sheet date, the Group and the Company did not entered into contracts with tenants for the future minimum lease payments.

51. 關連人仕交易 / 51. RELATED PARTY TRANSACTIONS

於是年度，本集團與聯營公司及共同控制公司進行以下重大交易：

During the year, the Group entered into the following significant transactions with its associates and jointly controlled entities:

		2006 千港元 HK$'000	2005 千港元 HK$'000
購買自聯營公司及共同控制公司	Purchases from associates and jointly controlled entities	**85,463**	121,086
銷售予聯營公司及共同控制公司	Sales to associates and jointly controlled entities	**51,540**	85,630
自聯營公司之管理費收入	Management fee income received from associates	**11,615**	11,805
自聯營公司之利息收入	Interest income received from associates	**230**	173
自聯營公司之租金收入	Rental income from associates	**4,594**	5,117

51. 關連人仕交易（續）

於資產負債表結算日，本集團與聯營公司及共同控制公司有以下往來賬列於應收賬項、應收票據及預付款項，及應付賬項及費用內：

51. RELATED PARTY TRANSACTIONS (continued)

As at the balance sheet date, the Group and the Company had the following balances with its associates and jointly controlled entities under debtors, bills receivable and prepayments and creditors and accrued charges:

		集團 THE GROUP		公司 THE COMPANY	
		2006 千港元 HK$'000	2005 千港元 HK$'000	2006 千港元 HK$'000	2005 千港元 HK$'000
應收聯營公司及共同控制公司貨款	Trade receivables due from associates and jointly controlled entities	**13,847**	60,791	–	–
其他應收聯營公司款項	Other receivables due from associates	**136,346**	36,775	–	–
應付聯營公司及共同控制公司貨款	Trade payables due to associates and jointly controlled entities	**9,150**	26,977	–	–
其他應付聯營公司之款項	Other payables due to associates	**11,869**	–	–	–

上述所列應收貨款及應付款均無抵押、免息及按與其他人仕相若之條件償還。

All of the above trade receivables and payables are unsecured, interest free and repayable under the terms comparable to outsiders.

主要管理層包括本公司董事，而付予他們的補償已載列於附註12。

The key management personnel includes solely the directors of the Company and the compensation paid to them is disclosed in note 12.

52. 資產負債表結算日後事項

(a) 於二零零六年二月三日，本公司之新加坡上市非全資附屬公司GP工業及CIHL聯合公佈GP工業根據新加坡公司法第210節以協議計劃方式將CIHL私有化之建議。直至本年報日止，該項交易尚未完成。該協議安排之詳情已載於本公司日期為二零零六年三月三十一日之通函內。

(b) 本集團之一項投資TCL根據中國財政部規定之發起人股改革方法，接納一項股份改革計劃，該股份改革計劃為流通股股東每持有10股流通股將獲得非流通股股東送出1.5616股非流通股。該股份改革計劃於二零零六年四月二十日完成，而本集團持有之TCL股份亦由47,758,056股非流通股份改變至40,300,086股流通股份。本集團持有之TCL股份可於該股份改革完成一年後於深圳證券交易所買賣。

52. POST BALANCE SHEET EVENTS

(a) On February 3, 2006, GP Ind and CIHL, the non-wholly owned listed subsidiaries in Singapore, jointly announced a proposal by GP Ind to privatise CIHL by way of a scheme of arrangement under Section 210 of the Companies Act of Singapore, Chapter 50 of Singapore. Up to the date of this report, the transaction has not yet completed. Details of arrangement are set out in the circular of the Company dated March 31, 2006.

(b) Pursuant to the reform on promoter's share stipulated by Ministry of Finance of PRC, TCL, an investment of the Group, adopted a share reform plan in which the shareholders of the promoter's shares transferred 1.5616 non-freely tradable shares of TCL to holders of freely tradable shares of TCL for every ten freely tradable shares held by such holders. The share reform of TCL was completed on April 20, 2006 and the number of TCL's shares held by the Group changed from 47,758,056 non-freely tradable shares to 40,300,086 freely tradable shares. After one year of the completion of the share reform, the shares of TCL held by the Group can be traded in the Shenzhen Stock Exchange.

53. 主要附屬公司 53. PRINCIPAL SUBSIDIARIES

附屬公司名稱 Name of subsidiary	成立／註冊地方 Place of incorporation/ registration	發行股本值 Nominal value of issued capital	主要業務 Principal activities
電子部			
Electronics Division			
Famingo Pte Ltd. **	新加坡 Republic of Singapore	S$2	控股投資 Investment holding
GP Acoustics Limited **	英屬維爾京群島 British Virgin Islands	US$11,000,000	控股投資 Investment holding
GP Acoustics (UK) Limited **	英國 United Kingdom	£16,000,000	控股投資及銷售揚聲器 Investment holding and trading of loudspeakers
GP Acoustics (HK) Limited **	香港 Hong Kong	HK$2,000,000	推廣及銷售音響產品 Marketing and trading of audio equipment
惠州金山電裝有限公司** (90%)@ GP Auto Cable (Huizhou) Ltd. ** (90%) @	中國 PRC	US$6,150,000	產製汽車配線 Manufacturing of automotive wire harness
金山汽配工業有限公司** GP Auto Parts Limited **	香港 Hong Kong	HK$8,010,000	控股投資、推廣及銷售汽車配線 Investment holding, marketing and trading of automotive wire harness
金柏電子（中國）有限公司** GP Electronics (China) Limited **	香港 Hong Kong	HK$2	控股投資 Investment holding
惠州市金山電子有限公司** (92.50%)@ GP Electronics (Huizhou) Co Ltd. ** (92.50%) @	中國 PRC	HK$70,000,000	產製揚聲器及揚聲器部件 Manufacturing of loudspeakers and speaker components
GP工業有限公司 (87.07%) GP Industries Limited (87.07%)	新加坡 Republic of Singapore	S$91,815,889	控股投資 Investment holding
惠州金山精密部件有限公司** (70%)@ GP Precision Parts (Huizhou) Ltd. ** (70%) @	中國 PRC	HK$6,237,561	產製塑膠及金屬部件 Manufacturing of plastic parts and metal parts
金柏電子國際有限公司** GPE International Limited **	香港 Hong Kong	HK$1,000,000	控股投資 Investment holding
金山電子有限公司** GP Electronics (HK) Limited **	香港 Hong Kong	HK$34,000,000	推廣及銷售音響產品 Marketing and trading of audio products
惠州金山線束科技有限公司**(80%)@ Huizhou GP Wiring Technology Ltd. ** (80%) @	中國 PRC	US$1,500,000	產製汽車配線 Manufacturing of automotive wire harness

53. 主要附屬公司（續） 53. PRINCIPAL SUBSIDIARIES (continued)

附屬公司名稱 Name of subsidiary	成立／註冊地方 Place of incorporation/ registration	發行股本值 Nominal value of issued capital	主要業務 Principal activities
電器部 ***Electrical Division***			
Ashton Investments Pte Limited***	新加坡 Republic of Singapore	S$2	控股投資 Investment holding
寶頓實業有限公司*** Bowden Industries Limited***	香港 Hong Kong	HK$476,000,000	控股投資、產製及銷售電器電線配件、電子控制器及有關產品 Investment holding, manufacturing and trading of electrical wiring accessories, electronics control devices and related products
CIH Limited**(67.87%)	新加坡 Republic of Singapore	S$38,776,898	控股投資 Investment holding
金超霸照明科技（惠州）有限公司*** @ GP Lighting Technology (Huizhou) Limited*** @	中國 PRC	HK$50,000,000	產製及銷售照明產品及配件 Manufacturing and trading of lighting products and accessories
金超霸照明科技（香港）有限公司*** GP Lighting Technology (HK) Limited***	香港 Hong Kong	HK$12,000,000	銷售照明產品及有關電器產品 Trading of lighting products and related electrical products
Tarway Two Pty. Ltd.***	澳洲 Australia	A$96,840,002	控股投資 Investment holding
科技及策略部 ***Technology and Strategic Division***			
Ditton International Limited*	香港 Hong Kong	HK$5,000,000	控股投資 Investment holding
GP eBiz Limited	開曼群島 Cayman Islands	US$2	在香港控股投資 Investment holding in Hong Kong
金柏電子（集團）有限公司 GP Electronics (Holdings) Limited	開曼群島 Cayman Islands	HK$1,000,000	在香港控股投資 Investment holding in Hong Kong
金山科技有限公司 GP Technologies Limited	香港 Hong Kong	HK$4	控股投資 Investment holding
啟天有限公司* Grand Prix Limited *	香港 Hong Kong	HK$2	控股投資 Investment holding

53. 主要附屬公司（續）

53. PRINCIPAL SUBSIDIARIES (continued)

附屬公司名稱 Name of subsidiary	成立／註冊地方 Place of incorporation/ registration	發行股本值 Nominal value of issued capital	主要業務 Principal activities
科技及策略部（續） ***Technology and Strategic Division** (continued)*			
國際之獅有限公司 International Resolute Company Limited	香港 Hong Kong	HK$10,000	物業投資 Property holding
KH Technology Corporation	開曼群島 Cayman Islands	US$10,000	持有商標 Holding of trademarks
Makinen Properties Limited	英屬維爾京群島 British Virgin Islands	US$1	在英國控股及物業投資 Investment holding and property holding in the United Kingdom
名人投資有限公司 Peak Power Investment Limited	香港 Hong Kong	HK$2	物業投資 Property holding
Triwish Limited*	英屬維爾京群島 British Virgin Islands	US$1	在香港物業投資 Property holding in Hong Kong
惠山投資有限公司 Whitehill Investment Limited	香港 Hong Kong	HK$1,000,000	控股投資 Investment holding

* 公司之全資附屬公司直接或間接持有
** 由GP工業直接或間接持有
*** 由CIHL直接或間接持有
@ 此等公司為中外合營公司

* Directly or indirectly held by wholly-owned subsidiaries of the Company
** Directly or indirectly held by GP Ind
*** Directly or indirectly held by CIHL
@ These companies are established as sino-foreign joint ventures

除於中國成立之公司外，本集團所持有以上公司所發出之股份均屬普通股份。

Except for the companies established in the PRC, the classes of shares held by the Group in the above companies are ordinary shares issued by these companies.

除以括號顯示外，以上所有公司均為本公司之全資附屬公司或所屬部門之控股公司。括號所示之百份率乃公司或所屬部門控股公司所佔之權益。除非於「主要業務」中列明，所有附屬公司的業務主要在各自的成立／註冊地方。

Except where indicated in brackets, the above companies are wholly-owned subsidiaries of the Company or the holding company of that division. The percentage in the brackets indicated the attributable interest of the Company or the holding company of that division. All subsidiaries operate principally in their respective places of incorporation/registration unless specified otherwise under the heading "Principal activities".

上表載列本集團之附屬公司，董事認為該等公司主要影響本年度之業績或構成本集團資產淨值一個重要部份。董事認為載列其他附屬公司之詳情可能導致篇幅冗長。

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results of the year or constituted a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

除已披露外，在是年度任何時間或完結時，附屬公司並無任何債務證券。

Save as disclosed, none of the subsidiaries had any debt securities outstanding at the end of the year or at any time during the year.

54. 主要聯營公司 54. PRINCIPAL ASSOCIATES

聯營公司名稱 Name of associate	成立／註冊地方 Place of incorporation/ registration	集團應佔發行股本之百份率 Proportion of nominal value of issued capital attributable to the Group	主要業務 Principal activities
金山電池國際有限公司 GP Batteries International Limited	新加坡 Republic of Singapore	42.72%	產製、發展及推廣電池及有關產品 Manufacture, development and marketing of batteries and related products
電子部 ***Electronics Division***			
古河金山電裝（香港）有限公司 Furukawa GP Auto Parts (HK) Limited	香港 Hong Kong	43.54%	控股投資 Investment holding
樂庭實業有限公司 LTK Industries Limited	香港 Hong Kong	38.96%	控股投資、產製電纜及電線 Investment holding and manufacturing of electronic cables and wires
力峰工業有限公司@ Maxson (Huizhou) Industries Limited@	中國 PRC	42.66%	產製塑膠部件及金屬工模 Manufacturing of plastic parts and metal moulds
惠山工業有限公司 Shinwa Industries (H.K.) Limited	香港 Hong Kong	13.06%	控股投資、產製及銷售電子產品 Investment holding, manufacturing and trading of electronic products
上海金庭汽車配線有限公司 @ Shanghai Jinting Automobile Harness Ltd @	中國 PRC	21.77%	產製汽車配線 Manufacturing of automotive wire harness
SPG（香港）有限公司 SPG Industry (H.K.) Limited	香港 Hong Kong	25.97%	控股投資及高精密度五金及塑膠部件貿易 Investment holding and trading of high precision metal and plastic parts
智富科技有限公司 Wisefull Technology Limited	香港 Hong Kong	26.12%	控股投資及金屬製品貿易 Investment holding and trading of metallic products
徐州寶山精密五金塑膠部件有限公司 @ Xuzhou Baoshan Precision Hardware Plastic Parts Co. Ltd. @	中國 PRC	34.83%	產製汽車音響部件 Manufacturing of car audio parts

54. 主要聯營公司（續） 54. PRINCIPAL ASSOCIATES

聯營公司名稱 Name of associate	成立／註冊地方 Place of incorporation/ registration	集團應佔發行股本之百份率 Proportion of nominal value of issued capital attributable to the Group	主要業務 Principal activities
電子部（續） ***Electronics Division (continued)***			
徐州格盧電子有限公司 @ Xuzhou Gloria Electronics Co., Ltd. @	中國 PRC	21.77%	產製汽車音響部件 Manufacturing of car audio parts
科技及策略部 ***Technology and Strategic Division***			
兆光科技有限公司 Lighthouse Technologies Limited	香港 Hong Kong	41.9%	發展及銷售LED顯示屏 Development and sale of LED display screens
安橋（中國）有限公司 Onkyo China Limited	香港 Hong Kong	33.33%	推廣及分銷音響產品 Marketing and distribution of audio equipment
徐州金寶磁性材料有限公司 Xuzhou Jinbao Magnetic Material Co. Ltd. @	中國 PRC	40.00%	產製及銷售揚聲器及摩托磁頭之磁石 Manufacturing and sales of magnets for the applications in the drive units of speakers and motors

@ 此等公司為中外合營公司

@ These companies are established as sino-foreign joint ventures

除特別註明外，以上所有公司由本公司間接持有。所有聯營公司之業務主要在各自之成立／註冊地方。除於中國成立之公司外，以上所有公司均註冊為有限責任公司。

All associates indicated above are indirectly held by the Company. All associates operate principally in their respective places of incorporation/registration. Except for the companies established in the PRC, all of the above companies are incorporated as limited liability companies.

上表載列本集團之聯營公司，董事認為該等公司主要影響本年度之業績或構成本集團資產淨值一個重要部份。董事認為載列其他聯營公司之詳情可能導致篇幅冗長。

The above table lists the associates of the Group which, in the opinion of the directors, principally affected the results of the year or constituted a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

綜合損益表
截至三月三十一日止年度

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Year ended March 31

		2006 千坡元 S$'000	2006 千港元* HK$'000*	2005 千坡元 S$'000 (重新編列) (As restated)	2005 千港元* HK$'000* (重新編列) (As restated)
營業額	Turnover	**398,535**	**1,864,506**	418,856	1,949,858
除税前溢利	Profit before taxation	**35,503**	**166,097**	63,596	296,052
税項	Taxation	**(9,666)**	**(45,221)**	(14,528)	(67,630)
持續經營業務除税後溢利	Profit after taxation from continuing operations	**25,837**	**120,876**	49,068	228,422
終止經營業務虧損	Loss after tax from discontinued operations	**(5,466)**	**(25,572)**	(10,726)	(49,932)
除税後溢利	Profit after taxation	**20,371**	**95,304**	38,342	178,490
少數股東權益	Minority interests	**(505)**	**(2,363)**	(1,061)	(4,939)
全年溢利	Profit for the year	**19,866**	**92,941**	37,281	173,551

綜合資產負債表
於三月三十一日

CONSOLIDATED BALANCE SHEET
At March 31

		2006 千坡元 S$'000	2006 千港元* HK$'000*	2005 千坡元 S$'000 (重新編列) (As restated)	2005 千港元* HK$'000* (重新編列) (As restated)
投資物業	Investment properties	–	–	63	299
物業、廠房及設備	Property, plant and equipment	**55,578**	**266,386**	89,721	425,277
聯營公司權益	Interest in associates	**249,748**	**1,197,042**	254,700	1,207,278
非上市股本投資	Investment in unquoted equity shares	**41,172**	**197,338**	51,415	243,707
長期應收賬	Non-current receivable	**128,241**	**614,659**	146,939	696,491
其他投資	Other investments	**12,458**	**59,711**	2,403	11,390
有價證券	Marketable securities	**18,818**	**90,195**	29,151	138,176
衍生金融工具	Derivative financial instruments	**4,453**	**21,343**	–	–
遞延税項資產	Deferred tax asset	**3,179**	**15,237**	4,196	19,889
無形資產	Intangible assets	**8,380**	**40,165**	10,102	47,884
流動資產	Current assets	**417,080**	**1,999,064**	448,364	2,125,245
總資產	Total assets	**939,107**	**4,501,140**	1,037,054	4,915,636
非流動負債	Non-current liabilities	**215,905**	**1,034,833**	150,738	714,498
流動負債	Current liabilities	**242,622**	**1,162,887**	358,727	1,700,366
總負債	Total liabilities	**458,527**	**2,197,720**	509,465	2,414,864
淨資產	Net assets	**480,580**	**2,303,420**	527,589	2,500,772
股東資金	Shareholders' funds	**366,037**	**1,754,415**	399,210	1,892,256
少數股東權益	Minority interests	**114,543**	**549,005**	128,379	608,516
		480,580	**2,303,420**	527,589	2,500,772
市值	**MARKET CAPITALISATION**	**332,833**	**1,595,269**	399,088	1,891,675

* 上列作比較用途之港元數額乃按有關年結日之兑換率換算。

* The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the exchange rates ruling as at the respective year end dates.

綜合損益表 CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Year ended March 31, 2006 千坡元 S$'000	Year ended March 31, 2006 千港元* HK$'000*	15 months ended March 31, 2005 千坡元 S$'000 (重新編列) (As restated)	15 months ended March 31, 2005 千港元* HK$'000* (重新編列) (As restated)
營業額	Turnover	**7,918**	**37,044**	12,972	60,387
除稅前溢利	Profit before taxation	**6,032**	**28,220**	12,456	57,985
稅項	Taxation	**(1,907)**	**(8,922)**	(465)	(2,165)
持續經營業務除稅後溢利	Profit after taxation from continuing operations	**4,125**	**19,298**	11,991	55,820
終止經營業務虧損	Loss after tax from discontinued operations	**(5,466)**	**(25,572)**	(11,026)	(51,328)
除稅後(虧損)溢利	(Loss) Profit after taxation	**(1,341)**	**(6,274)**	965	4,492
少數股東權益	Minority interests	**(1,041)**	**(4,870)**	(532)	(2,477)
全年(虧損)溢利	(Loss) Profit for the year	**(2,382)**	**(11,144)**	433	2,015

綜合資產負債表 CONSOLIDATED BALANCE SHEET

於三月三十一日 At March 31

		2006 千坡元 S$'000	2006 千港元* HK$'000*	2005 千坡元 S$'000 (重新編列) (As restated)	2005 千港元* HK$'000* (重新編列) (As restated)
固定資產	Fixed assets	**5,364**	**25,710**	32,627	154,652
聯營公司權益	Interest in associates	**475**	**2,277**	9,726	46,101
非上市股份權益	Interest in unlisted equity shares	**41,172**	**197,338**	51,415	243,707
可出售金融資產	Available-for-sale financial assets	**12,458**	**59,711**	2,206	10,456
衍生金融工具	Derivative financial instruments	**4,453**	**21,343**	–	–
非流動應收賬	Non-current receivable	**128,240**	**614,654**	146,939	696,491
無形資產	Intangible assets	**4,048**	**19,402**	10,823	51,301
遞延稅項資產	Deferred tax assets	**–**	**–**	844	4,001
流動資產	Current assets	**243,936**	**1,169,185**	264,182	1,252,223
總資產	Total assets	**440,146**	**2,109,620**	518,762	2,458,932
非流動負債	Non-current liabilities	**15,395**	**73,788**	3,540	16,780
流動負債	Current liabilities	**86,401**	**414,120**	148,930	705,928
總負債	Total liabilities	**101,796**	**487,908**	152,470	722,708
淨資產	Net assets	**338,350**	**1,621,712**	366,292	1,736,224
股東資金	Shareholders' funds	**338,350**	**1,621,712**	360,797	1,710,178
少數股東權益	Minority interests	**–**	**–**	5,495	26,046
		338,350	**1,621,712**	366,292	1,736,224
市值	**MARKET CAPITALISATION**	**294,704**	**1,412,516**	344,516	1,633,007

* 上列作比較用途之港元數額乃按有關年結日之兌換率換算。

* The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the exchange rates ruling as at the respective year end dates.

FINANCIAL SUMMARY OF GP BATTERIES INTERNATIONAL LIMITED
金山電池國際有限公司財務概要

綜合損益表 CONSOLIDATED PROFIT AND LOSS ACCOUNT
截至三月三十一日止年度 Year ended March 31

		2006 千坡元 S$'000	2006 千港元* HK$'000*	2005 千坡元 S$'000 (重新編列) (As restated)	2005 千港元* HK$'000* (重新編列) (As restated)
營業額	Turnover	**886,305**	**4,146,489**	893,860	4,161,097
除稅前溢利	Profit before taxation	**22,149**	**103,622**	23,329	108,601
稅項	Taxation	**(4,600)**	**(21,521)**	(15,071)	(70,159)
除稅後溢利	Profit after taxation	**17,549**	**82,101**	8,258	38,442
少數股東權益	Minority interests	**(3,969)**	**(18,569)**	(6,996)	(32,568)
全年溢利	Profit for the year	**13,580**	**63,532**	1,262	5,874

綜合資產負債表 CONSOLIDATED BALANCE SHEET
於三月三十一日 At March 31

		2006 千坡元 S$'000	2006 千港元* HK$'000*	2005 千坡元 S$'000 (重新編列) (As restated)	2005 千港元* HK$'000* (重新編列) (As restated)
資本儲備	Goodwill arising on consolidation	**12,558**	**60,190**	12,558	59,525
投資物業	Investment properties	**20,261**	**97,111**	20,478	97,066
物業、廠房及設備	Property, plant and equipment	**270,346**	**1,295,769**	285,607	1,353,777
聯營公司權益	Interest in associates	**59,138**	**283,448**	49,877	236,417
其他投資	Other Investments	**4,358**	**20,888**	7,719	36,588
遞延稅項資產	Deferred tax assets	**2,936**	**14,072**	2,703	12,812
遞延支出	Deferred expenditure	**26,791**	**128,409**	30,085	142,603
流動資產	Current assets	**433,939**	**2,079,870**	524,058	2,484,035
總資產	Total assets	**830,327**	**3,979,757**	933,085	4,422,823
非流動負債	Non-current liabilities	**122,707**	**588,135**	203,920	966,581
流動負債	Current liabilities	**331,038**	**1,586,665**	354,618	1,680,889
總負債	Total liabilities	**453,745**	**2,174,800**	558,538	2,647,470
淨資產	Net assets	**376,582**	**1,804,957**	374,547	1,775,353
股東資金	Shareholders' funds	**325,742**	**1,561,281**	327,624	1,552,938
少數股東權益	Minority interests	**50,840**	**243,676**	46,923	222,415
		376,582	**1,804,957**	374,547	1,775,353
市值	**MARKET CAPITALISATION**	**188,332**	**902,675**	199,207	944,239

* 上列作比較用途之港元數額乃按有關年結日之兌換率換算。

* The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the exchange rates ruling as at the respective year end dates.